   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          APRIA HEALTHCARE GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           33-0488566
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)

                               3560 HYLAND AVENUE
                              COSTA MESA, CA 92626
                                 (714) 427-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ROBERT S. HOLCOMBE, ESQ.
                          APRIA HEALTHCARE GROUP INC.
                               3560 HYLAND AVENUE
                              COSTA MESA, CA 92626
                                 (714) 427-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH A COPY TO:

               ANDREW E. BOGEN, ESQ.                              ALISON S. RESSLER, ESQ.
            GIBSON, DUNN & CRUTCHER LLP                             SULLIVAN & CROMWELL
              333 SOUTH GRAND AVENUE                              1888 CENTURY PARK EAST
               LOS ANGELES, CA 90071                               LOS ANGELES, CA 90067
                  (213) 229-7000                                      (213) 712-6600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS OF SECURITIES TO BE                                                     AMOUNT OF REGISTRATION
                 REGISTERED                    PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)              FEE
-----------------------------------------------------------------------------------------------------------------------
           Subscription Rights(1)                                   $0                                   $0
-----------------------------------------------------------------------------------------------------------------------
 10% Convertible Subordinated Debentures due
                    2004                                        $51,779,000                            $14,395
-----------------------------------------------------------------------------------------------------------------------
                Common Stock                                        (3)                                  (3)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Evidencing the rights to subscribe for the Convertible Subordinated Debentures described below. Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Convertible Subordinated Debentures underlying the rights.

(2) Calculated in accordance with Rule 457(o) based on the estimated maximum aggregate offering price of the Convertible Subordinated Debentures.

(3) Such indeterminate number of shares of Common Stock as shall be issuable upon the conversion of Convertible Subordinated Debentures being registered hereunder. No separate consideration will be received by the Company upon conversion of the Convertible Subordinated Debentures and, accordingly, no additional registration fee is payable pursuant to Rule 457(i).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION DATED NOVEMBER 25, 1998

                          APRIA HEALTHCARE GROUP INC.
                                  $51,779,000
                10% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004

Apria Healthcare Group Inc. is distributing to its stockholders subscription rights (the "Rights") to subscribe for $51,779,000 principal amount of 10% Convertible Subordinated Debentures due 2004 (the "Debentures") at a price equal to 100% of the face amount of the Debentures. Holders of the Common Stock will receive one Right for each share of the Common Stock held as of
          , 1998. Debentures may only be purchased in increments of $1,000, and one thousand (1,000) Rights will entitle the holder to purchase $1,000 principal amount of the Debentures. The Rights will be freely transferable and will expire
at 5:00 p.m. on           , 1999. The Company may extend the expiration date to
no later than           , 1999.

    THE DEBENTURES

    Maturity                         , 2004

    Interest Rate          10% per annum, payable semi-annually on             1
                           and             1 of each year commencing
                                       1, 1999. Prior to           , 2002,
                           interest will accrue and compound but will not be required to be paid by the Company in cash.

    Conversion             The Debentures are convertible into shares of Common
                           Stock after June 1, 1999 at an initial conversion
                           price of $        per share.

    Redemption             The Debentures are not redeemable prior to
                                       , 2002. Thereafter, the Debentures are
                           redeemable at the option of the Company, in whole or in part, at the following redemption prices
                           (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on of the year set forth below,
                           plus, in each case, accrued and unpaid interest:

            YEAR              PERCENTAGE
            ----              ----------
2002........................        104%
2003........................        102%
2004........................        100%

                           Upon a Change of Control, the Company will be required, subject to certain conditions, to offer to repurchase Debentures at the principal amount thereof plus accrued and unpaid interest.

    Ranking The Debentures are subordinated in right of payment to all senior debt of the Company and rank equally in right of payment with the Company's existing 9 1/2% Senior Subordinated Notes due 2002 (the "Notes"). As of November 20, 1998, the Company had $288.0 million of senior debt.

Persons who exercise their Rights will have the opportunity to purchase, on a pro rata basis, any Debentures not purchased by other holders of Rights. A holder of Rights may not revoke a subscription once it has been exercised.

An existing shareholder of the Company, on behalf of certain of its affiliates, has agreed, subject to certain conditions, that such affiliates will fully exercise their Basic Subscription Privileges (as defined herein) and will exercise their Oversubscription Privileges (as defined herein) as to a combined total of $50,000,000 principal amount of the Debentures offered. The purchase of Debentures by such entities is a condition to the consummation of the Rights Offering.

The last reported sales price of the Common Stock on the New York Stock Exchange (the "NYSE") on November 24, 1998 was $6 1/2 per share. The Company anticipates that Rights will be traded on the NYSE under the symbol "AHG Rt" and that application will be made to list the Debentures on the NYSE under the symbol
"            ."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES.

THE DEBENTURES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                        PRICE TO        UNDERWRITING DISCOUNTS AND      PROCEEDS TO
                                                         PUBLIC                 COMMISSION              COMPANY(1)
-------------------------------------------------------------------------------------------------------------------
Per Debenture                                          $     1,000                 None                 $     1,000
-------------------------------------------------------------------------------------------------------------------
Total                                                  $51,779,000                 None                 $51,779,000
-------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $2,219,395, including a fee of $1,000,000 to be paid to Relational Investors, LLC for the standby commitment.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              ---------
PROSPECTUS SUMMARY..........................................      1
RISK FACTORS................................................      9
USE OF PROCEEDS.............................................     15
PRICE RANGE OF COMMON STOCK.................................     15
DIVIDEND POLICY.............................................     16
CAPITALIZATION..............................................     17
THE RIGHTS OFFERING.........................................     17
SELECTED CONSOLIDATED FINANCIAL DATA........................     26
BUSINESS....................................................     28
MANAGEMENT..................................................     38
DESCRIPTION OF THE DEBENTURES...............................     41
OTHER FINANCING ARRANGEMENTS................................     61
DESCRIPTION OF CAPITAL STOCK................................     67
PRINCIPAL SHAREHOLDERS......................................     68
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................     72
PLAN OF DISTRIBUTION........................................     80
THE STANDBY PURCHASE AGREEMENT..............................     80
LEGAL MATTERS...............................................     84
EXPERTS.....................................................     84
INCORPORATION OF DOCUMENTS BY REFERENCE.....................     84
AVAILABLE INFORMATION.......................................     86
ANNEX 1.....................................................  FORM 10-Q

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The Company's business is subject to a number of risks, some of which are beyond the Company's control. The Company has described certain of those risks in this prospectus (see "Risk Factors") as well as in previous documents filed with the Securities and Exchange Commission (including the documents listed in "Incorporation of Documents by Reference"). Such documents may be used for purposes of the Private Securities Litigation Reform Act of 1995 as readily available documents containing meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in any forward-looking statements the Company may make from time to time. These risks include ongoing issues pertaining to management stability and recruiting, the collectibility of accounts receivable, the cost of and the Company's ability to implement its reorganization plan, healthcare reform and the effect of federal and state healthcare regulations, the ongoing U.S. Attorney investigation regarding the Company's billing practices, pricing pressures (including changes in governmental reimbursement levels), the effectiveness of its information systems and controls, the highly competitive market, recent losses, the concentration and market power of large payors, the Company's high leverage and restrictions on its borrowing capacity, dependence on relationships with third parties and the availability and adequacy of insurance.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information a prospective investor should consider. Prospective investors should read the entire prospectus carefully.

                                  THE COMPANY

Apria Healthcare Group Inc. provides comprehensive home healthcare services through approximately 320 branch locations which serve patients in all 50 states. The Company is located at 3560 Hyland Avenue, Costa Mesa, California 92626; telephone: (714) 427-2000.

The Company has three major service lines: home respiratory therapy; home infusion therapy; and home medical equipment. The following table provides examples of the products and services in each:

     SERVICE LINE             EXAMPLES OF SERVICES AND PRODUCTS
     ------------             ---------------------------------
Home respiratory        Provision of oxygen systems, nebulizers (which
  therapy               are devices to disperse medication as an
                        aerosol) and home ventilators
Home infusion therapy   Administration of 24-hour access to
                        intravenous or enteral nutrition,
                        anti-infectives, chemotherapy and other
                        medications
Home medical equipment  Provision of patient room equipment, principally hospital beds, wheelchairs and
                        ambulatory aids, to patients receiving care at
                        home

The services above include educating patients and their caregivers about the illness and instructing them on self-care and the proper use of products in their home; monitoring patient compliance with individualized treatment plans; reporting to the doctor or managed care organization; maintaining the equipment; and processing claims for payment to the persons responsible for payment. The Company directly provides services, such as the ones described above, to its patients, and purchases or rents the products needed to complement the service.

The Company was formed by the merger, on June 28, 1995, of Homedco Group, Inc. ("Homedco") with Abbey Healthcare Group Incorporated ("Abbey"). The merger has been accounted for under the pooling-of-interests method of accounting. Accordingly, the historical financial statements for periods prior to the consummation of the merger have been restated as though the companies had been combined.

                            PURPOSE OF THE OFFERING

As the result of the $210.3 million net loss incurred by the Company during the nine month period ended September 30, 1998, the Company was unable to comply with covenants in its credit agreement. To avoid a default under the credit agreement and to obtain increased flexibility in operating its business, the Company entered into an amended and restated credit agreement which requires completion of this offering (the "Rights Offering") by February 28, 1999. Pursuant to the amended and restated credit agreement, the Company made a repayment of $50 million to reduce its indebtedness at the time the credit agreement was signed and the Company is required to use all of the net proceeds of the Rights Offering to further reduce indebtedness under the credit agreement. As a result of the $50 million repayment, the Company's indebtedness under the credit agreement was reduced to $288.0 million on November 13, 1998 and will be reduced to approximately

$238.4 million upon application of the net proceeds of the Rights Offering. Certain covenants in the credit agreement will be liberalized to increase the Company's ability to make acquisitions and to provide greater operating flexibility. See "Other Financing Arrangements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Form 10-Q"), a copy of which is attached to this prospectus as Annex 1.

                               BUSINESS STRATEGY

In 1998 there have occurred substantial changes in the management and Board of Directors of the Company. Philip L. Carter became Chief Executive Officer in May 1998. Under Mr. Carter's leadership, the Company is implementing a strategy aimed at achieving profitable operating results, through the following principal elements:

     - No change in the fundamental scope of Company operations. The Company intends to remain in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. However, the Company expects to increase the percentage of net revenues generated by respiratory therapy with a corresponding reduction in the percentage of net revenues generated by infusion therapy.

     - Divestiture or closure, on a selective basis, of unprofitable business operations in particular geographic areas. The Company intends to exit the infusion therapy business in Texas, California, Louisiana and western Pennsylvania by the end of 1998. During the third quarter of 1998, the Company sold its entire California infusion operations.

     - Cost reductions in corporate and field operations. The Company intends to reduce costs both at its corporate headquarters and in the field. The Company has undertaken a detailed analysis of its business and has identified specific operating systems and procedures in the areas of purchasing, distribution and inventory management that can be improved in order to increase efficiency and lower costs. In addition, the Company has consolidated and closed branch locations throughout the United States and reduced its corporate and regional headcount during 1998 by approximately 1,200 employees. The Company has also substantially reduced its headquarters office space. Going forward, the Company intends to focus resources on identifying more cost-effective and efficient methods of delivering products and services.

     - Improvement of the Company's capital structure, principally through the offering made hereby. Following the Rights Offering and the amendment of the Company's credit agreement, the Company expects to have additional funds available to pursue acquisition opportunities.

     - Expansion through internal growth and acquisitions. The Company intends to expand through internal growth and strategic acquisitions in its target markets. The Company plans to increase its acquisition activity in 1999 and intends to focus growth primarily in its home respiratory therapy business.

Achievement of the Company's objectives will be dependent upon the success of the Rights Offering made hereby and effective implementation of each of the elements identified above, and is subject to competitive and other factors outside of the Company's control. See "Risk Factors." This strategy is designed to enable the Company to achieve positive earnings per share by the second quarter of 1999; however there is no assurance of such success.

                              THE RIGHTS OFFERING
THE RIGHTS

Distribution of Rights.......   The Company will distribute to each person who
                                owns Common Stock of the Company one Right for
                                each share of Common Stock owned as of the close
                                of business on                  , 1998. The
                                Company will distribute with this prospectus subscription warrants which will serve as evidence of the Rights. Each Right includes a Basic Subscription Privilege and an
                                Oversubscription Privilege.

Subscription Price...........   $1,000 per $1,000 principal amount of the
                                Debentures.

Basic Subscription
Privilege....................   Debentures can only be purchased in increments
                                of $1,000. One thousand (1,000) Rights entitle the holder to purchase from the Company $1,000 principal amount of the Debentures.

Oversubscription Privilege...   If all of the Basic Subscription Privileges are
                                not exercised, each holder of Rights who elects to fully exercise the Basic Subscription
                                Privilege may also subscribe at the subscription price for any Debentures not purchased by other holders of Rights. Debentures available for purchase pursuant to the Oversubscription
                                Privilege will be subject to proration if the number of Oversubscription Privileges exercised exceeds the principal amount of the Debentures available. Proration will be in proportion to the principal amount of the Debentures a holder has subscribed for pursuant to the Basic
                                Subscription Privilege.

Expiration Date..............   The Rights will expire on          , 1999 at
                                5:00 p.m., New York City time. The Company may extend the expiration date but not beyond
                                         , 1999. No one may exercise Rights
                                after the expiration date.

Transferability Of Rights....   The Rights are transferable. The Company
                                anticipates that they will trade on the NYSE
                                until the close of business on the day prior to
                                the expiration date. The Company cannot assure,
                                however, that any market for the Rights will
                                develop or be maintained.                will
                                act as subscription agent and will endeavor to sell Rights for holders who have delivered proper selling instructions to the subscription agent before 11:00 A.M., New York City time, on
                                         , 1999. The Company cannot assure that
                                the subscription agent will be able to sell any Rights or that it will be able to sell the Rights at any particular price.

Standby Agreement............   Pursuant to the terms and conditions of a
                                Standby Purchase Agreement, negotiated and approved by a Special Finance Company consisting of non-employee directors who are not affiliated with Relational Investors,

LLC, Relational Investors, LLC, an existing shareholder of the Company, on behalf of certain of its affiliates ("the Relational Affiliates"), has agreed, subject to certain conditions, that the Relational Affiliates will fully exercise their Basic Subscription Privileges and will exercise their Oversubscription Privileges as to a combined total of $50,000,000 principal amount of the Debentures offered hereby. See "The Standby Purchase Agreement." The Company will pay a fee of $1,000,000 to Relational Investors, LLC, in consideration of the standby purchase commitment.

Conditions To The Rights
  Offering...................   The consummation of the Rights Offering is
                                subject to certain conditions. See "The Rights
                                Offering -- Conditions to the Rights Offering."

Certain Federal Income Tax
  Consequences...............   For United States federal income tax purposes,
                                holders who receive Rights from the Company generally will not recognize taxable income in connection with the distribution to them or exercise by them of Rights. Rights holders may recognize gain or loss upon the sale of Rights or Debentures acquired through exercise of the Rights. See "Certain Federal Income Tax
                                Consequences."

THE DEBENTURES

Principal Amount.............   $51,779,000

Interest.....................   10% per annum, payable semi-annually on        1
                                and        1 of each year commencing 1, 1999, to
                                holders of record at the close of business on
                                the 15 or 15 preceding each such interest
                                payment date. Prior to          , 2002, interest
                                will accrue on each interest payment date but will not be paid by the Company, unless the Company elects to pay such interest in its sole discretion.

Maturity.....................            , 2004.

Conversion Rights............   The Debentures are convertible into shares of
                                Common Stock at any time after June 1, 1999 and
                                prior to maturity or redemption at a conversion
                                price of $     per share, subject to adjustment
                                under certain conditions.

Optional Redemption by the
  Company....................   The Debentures are not redeemable prior to
                                         , 2002. Thereafter, the Debentures are
                                redeemable at any time and from time to time at
                                the option of the Company, in whole or in part,
                                at the following redemption prices (expressed as
                                percentages of the principal
amount) if redeemed during the twelve-month period commencing on          of the
year set forth below, plus, in each case, accrued and unpaid interest thereon, to the date of redemption:

                                                   YEAR                 PERCENTAGE
                                                   ----                 ----------
                                     2002.............................     104%
                                     2003.............................     102%
                                     2004.............................     100%

Change of Control............   Upon a Change of Control (as defined in the
                                indenture governing the Debentures), the Company is required to offer to repurchase the Debentures at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Certain affiliated transactions may not be considered a Change of Control.

Subordination................   The Debentures are subordinated to all existing
                                and future Senior Debt (as defined in the indenture governing the Debentures) of the Company. As of November 20, 1998, the Company had $288.0 million of indebtedness outstanding
                                (excluding accrued interest thereon) that would have constituted Senior Debt. The Debentures will rank equally in right of payment with the Company's outstanding Notes.

Original Issue Discount......   Each Debenture will be issued with Original
                                Issue Discount for federal income tax purposes because the Company is not required to make actual payments of interest during the first three years of the Debentures. If the Company does not elect to make any payments during that three-year period, the Original Issue Discount amounts per Debenture will be $102.50 for the first year, $113.01 for the second year and $124.59 for the third year. Such amounts will be includable in a Debenture holder's gross income notwithstanding the fact that the Company does not make a payment of interest during that period. See "Certain Federal Income Tax
                                Consequences -- Original Issue Discount."

Guarantees...................   The Debentures will be guaranteed (the
                                "Guarantees") by all of the Company's
                                wholly-owned domestic subsidiaries.

MECHANICS OF THE OFFERING

Procedure For Exercising
Rights.......................   A holder of Rights may exercise his or her
                                subscription privileges by properly completing the subscription warrant and forwarding it, with payment of the subscription price for the Debenture subscribed for, to the subscription agent. The subscription agent must receive the subscription warrant and payment prior to the time the Rights expire. If holders send subscription warrants by mail, the Company urges them to use insured, registered mail. A holder of Rights may also exercise his or her subscription privileges by using the "Guaranteed Delivery Procedures" described in "Rights Offering -- Exercise of Rights."

                                A HOLDER OF RIGHTS MAY NOT REVOKE A SUBSCRIPTION ONCE IT HAS BEEN EXERCISED. NO ONE MAY EXERCISE RIGHTS AFTER THE EXPIRATION TIME.

Shares Held in Nominee
  Accounts...................   Persons holding shares of Common Stock through a
                                broker, dealer, commercial bank, trust company or other nominee should contact the appropriate institution or nominee and request it to effect the transactions for them.

Issuance Of Debentures.......   The Company will deliver certificates
                                representing Debentures purchased pursuant to the Rights as soon as practicable after the date on which the Rights expire. No interest will be paid to holders on funds paid to the subscription agent.

LISTING The Common Stock is listed on the NYSE under the symbol "AHG." The Company anticipates that the Rights will be traded on the NYSE under the symbol "AHG Rt" and that application will be made to list the Debentures for trading on the
                                NYSE under the symbol "     ."

USE OF PROCEEDS                 The aggregate proceeds to the Company from the
                                Rights Offering will be approximately
                                $51,779,000, before deducting estimated offering expenses payable by the Company, including the standby commitment fee. The Company plans to use all of the net proceeds to permanently reduce the term loan under the Company's credit agreement. See "Management's Discussion and
                                Analysis of Financial Condition and Results of
                                Operations -- Liquidity and Capital Resources" contained in the Form 10-Q and "Other Financial
                                Arrangements -- Bank Credit Facility."

SUBSCRIPTION AGENT
                           -------------------------

                                  RISK FACTORS

See "Risk Factors" commencing on page 9 for a description of certain risks which prospective investors should consider before making an investment in the Debentures.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                 NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                 ---------------------------------------    ---------------------------
                                                 1995(1,2,3)     1996(1)       1997(4)       1997(5)        1998(6)
                                                 -----------    ----------    ----------    ---------   ---------------
                                                        (IN THOUSANDS EXCEPT NET INCOME (LOSS) PER COMMON SHARE)
STATEMENT OF OPERATIONS DATA:
Net revenues...................................  $1,133,600     $1,181,143    $1,180,694    $ 913,954      $ 710,532
Gross profit...................................     772,601        780,468       729,512      576,162        446,881
(Loss) income before extraordinary items.......     (71,478)        33,300      (272,608)     (34,450)      (210,264)
Net (loss) income..............................  $  (74,476)    $   33,300    $ (272,608)   $ (34,450)      (210,264)
                                                 ----------     ----------    ----------
Per share amounts:
(Loss) income before extraordinary items.......  $    (1.52)    $     0.66    $    (5.30)   $   (0.67)     $   (4.07)
Net (loss) income per common share.............  $    (1.58)    $     0.66    $    (5.30)   $   (0.67)     $   (4.07)
Per share amounts -- assuming dilution:
(Loss) income before extraordinary items.......  $    (1.52)    $     0.64    $    (5.30)   $   (0.67)     $   (4.07)
Net (loss) income per common share.............  $    (1.58)    $     0.64    $    (5.30)   $   (0.67)     $   (4.07)
CASH FLOW DATA:
Net Cash Provided By (Used In):
  Operating Activities.........................  $   (9,898)    $  (59,295)   $  104,110    $  65,773      $ 100,145
  Investing Activities.........................  $  (94,156)    $  (68,705)   $  (24,118)   $ (14,588)     $ (14,153)
  Financial Activities.........................  $   97,998     $  136,101    $  (90,605)   $ (51,542)     $  (6,623)
OTHER DATA:
EBITDA(7)......................................  $   53,403     $  211,320    $  (51,778)   $ 114,949      $ (80,075)
Ratio of earnings to fixed charges(8)
  Historical(9)................................          --           1.9x            --         0.5x             --
  Pro forma(10)................................         N/A            N/A            --          N/A             --

                                                                  AS OF                                AS OF
                                                               DECEMBER 31,                     SEPTEMBER 30, 1998
                                                  --------------------------------------    ---------------------------
                                                      1995           1996         1997       ACTUAL     AS ADJUSTED(11)
                                                  ------------    ----------    --------    ---------   ---------------
BALANCE SHEET DATA:
Working capital.................................    $198,630      $  311,991    $169,090    $  12,166      $  62,166
Total assets....................................     979,985       1,149,110     757,170      552,695        502,695
Long-term obligations, including current
  maturities....................................     500,307         634,864     548,905      542,132        492,132
Stockholders' equity............................     284,238         342,935      74,467     (134,054)      (134,054)

-------------------------
 (1) The per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion, see Note 9 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended (the "1997 Form 10-K").

 (2) In 1995, the Company incurred charges related to merger, restructuring and integration activities as discussed in Note 7 to the Consolidated Financial Statements contained in the 1997 Form 10-K.

 (3) The Statement of Operations and Balance Sheet Data reflect the June 28, 1995 merger of Abbey and Homedco using the pooling-of-interests method of accounting. Accordingly, the financial data for all periods prior to June 28, 1995 have been restated as though the two companies had been combined.

 (4) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the 1997 Form 10-K and in Notes 3, 4, 8 and 13 to the Consolidated Financial Statements contained in the 1997 Form 10-K, the operations data for 1997 includes significant adjustments and charges to write down the carrying values of goodwill and information systems hardware and internally developed software, $133,542,000 and $26,781,000, respectively, increase the valuation allowance on deferred tax assets, $29,963,000, and provide for estimated losses related to patient service assets and inventory and related to accounts receivable, $33,100,000 and $101,423,000, respectively.

 (5) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the Form 10-Q and Note B to the Consolidated Financial Statements contained in the Form 10-Q, the operations data for the nine months ended September 30, 1997 includes significant adjustments and charges to provide for estimated losses related to patient service assets and inventory and related to accounts receivable -- $23,000,000 and $75,000,000, respectively.

 (6) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the Form 10-Q and Notes D, G, H and I to the Consolidated Financial Statements contained in the Form 10-Q, the operations data for the nine months ended September 30, 1998 includes significant adjustments and charges to write down the carrying values of intangible assets and information systems hardware and internally developed software, $76,223,000 and $22,187,000, respectively, provisions for estimated losses related to accounts receivable of $28,236,000 and other significant charges of $3,939,000 related to severance and other employee costs and $5,400,000 to settle procurement contracts.

 (7) "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). EBITDA does not reflect cash available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and amortization, are significant components in assessing the Company's performance. Other significant uses of cash flow are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's use of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

 (8) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges include interest expense plus capitalized interest and a portion of operating lease rental expense deemed to be representative of interest. The pro forma ratio of earnings to fixed charges reflects the reduction of outstanding indebtedness under the credit agreement to $238.4 million out of the proceeds from the exercise of the Rights, and a corresponding decrease in interest expense.

 (9) The Company's earnings in 1995, 1997 and the nine months ended September 30, 1998 were inadequate to cover fixed charges by $90,419, $236,058 and $207,764, respectively.

(10) The Company's earnings on a pro forma basis in 1997 and the nine months ended September 30, 1998 were inadequate to cover fixed charges by $234,088 and $206,287, respectively.

(11) As adjusted to give effect to the Rights Offering, the purchase of the Debentures on exercise of the Rights and the use of proceeds from the sale of the Debentures as described under "Use of Proceeds."

                                  RISK FACTORS

Prospective investors should consider the following factors carefully before deciding to purchase Debentures. This prospectus contains forward-looking statements. These statements include words such as "may," "will," "expect," "believe," "intend," "anticipate," "estimate" or similar words. These statements are based on the Company's current beliefs and are subject to a number of risks and uncertainties. Actual results and events may vary materially from those discussed in the forward-looking statements. The Company discusses risks and uncertainties that might cause such a difference below and elsewhere in this prospectus.

RISKS RELATED TO THE COMPANY'S BUSINESS STRATEGY

During 1998 the Company has had significant changes in management and its board of directors. Business plans, management structure and operating procedures and strategies have been revised, and significant further changes are planned for the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Form 10-Q. These changes involve substantial costs and inevitable disruption of business operations. Changes in operating procedures and strategies, while designed to improve efficiency, may not produce the cost reductions and efficiencies anticipated. In pursuing its acquisition strategy, the Company may have difficulty identifying appropriate acquisition candidates and consummating transactions, and the process of integrating newly acquired businesses may be costly and disruptive. Results of operations in future periods will be dependent upon the success of the Company's business strategy. If the Company is not successful in achieving anticipated cost reductions and revenue increases, results will be adversely affected.

SIGNIFICANT RECENT LOSSES

The Company has suffered significant net losses in two of the last three fiscal years, and during the nine months ended September 30, 1998. As a result, the Company would have been in default under its bank credit agreement if not for the amendment and restatement of the credit agreement described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" contained in the Form 10-Q and "Other Financing Arrangements." In addition, the Company is prohibited from incurring additional indebtedness (other than refinancing indebtedness such as the Debentures) pursuant to the terms of the Notes. See "Other Financing Arrangements" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" contained in the Form 10-Q.

U.S. ATTORNEY INVESTIGATION

On July 8, 1998, the Company issued a press release reporting that it had received six subpoenas from the U.S. Attorney's office in Sacramento, California, requesting documents related to the Company's billing practices. The documents requested include those located at the Company's corporate headquarters and offices in San Diego and Sacramento, California, and Canonsburg, Pennsylvania. On July 29, 1998, the Company received another subpoena requesting additional billing-related documents from its Sacramento office. The Company is in the process of complying with the subpoenas.

The Company has experienced problems as the result of errors and deficiencies in supporting documentation affecting a portion of its billings, including billings under the Medicare and Medicaid programs. If the U.S. Attorney were to conclude that such errors and deficiencies constituted criminal violations, or were to make claims for the maximum amount potentially recoverable as a result, the Company could face criminal charges and/or civil claims for amounts that would be highly material to its business and financial condition. Such amounts could include claims for treble damages. It is the Company's position that the assertion of criminal charges or the assertion of any such claims would be unwarranted. If such charges or claims were asserted, the Company believes that it would be in a position to assert numerous defenses. However, no assurance can be provided as to the outcome of any such possible proceedings.

Presently, the Company is unaware of what claims or proceedings, if any, the government may be contemplating with respect to these subpoenas.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE

Results of operations have been adversely affected by high levels of accounts receivable write-offs. To provide for this, the Company recorded additional reserves for bad debts and unidentified revenue adjustments of $41.3 million in 1996, $101.4 million in 1997 and $28.2 million in the nine month period ended September 30, 1998. The high level of accounts receivable write-offs has been caused by ongoing operational problems, including errors in the billing and collection process, late billing, improper and/or untimely preparation of, and deficiencies in, reimbursement documentation and problems with the Company's billing systems. Accounts receivable write-offs have also been impacted by disruptions, delays and errors in billing and collection activity associated with the Company's 1995 and 1996 conversions of its field locations to standardized information systems. During 1998, the Company has continued to experience high levels of write-offs, due in part to difficulties with major managed care organizations with which the Company does business, and slower than expected progress in improving its revenue management process. The Company records receivables upon confirmation of the delivery of medical services or products which is typically prior to billing and the preparation and submission of reimbursement documentation, which can create increased collection risks if invoices and documentation are not prepared correctly and on a timely basis. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in the Form 10-Q.

OPERATING SYSTEMS AND CONTROLS

Following the 1995 merger of the Company's two predecessor corporations, the Company has been adversely affected by difficulties in the establishment of a common field information system for accurate order entry, pricing, billing, collections and monitoring, as well as by ongoing operational shortcomings. During 1997, the Company commenced a two-year project to implement a large-scale, new, information system, intended to address these issues among others. Following a reevaluation of the project, work on the new system was canceled in 1998. As a part of the decision to cancel the new system, management evaluated its current systems and determined that the Company was at some risk in continuing to run its infusion billing system on its current platform, which is no longer supported by the computer industry. To mitigate this risk, the Company is currently converting the infusion system to the operating platform on which the respiratory/home medical equipment system currently operates and is implementing a number of enhancements to its systems. The implementation of these system changes could have a disruptive effect on billing and collection activity. Failure to successfully resolve the systems and operational problems experienced in prior periods would have a significant negative impact on results of operations.

HIGH LEVERAGE AND RESTRICTIVE COVENANTS

As of September 30, 1998, on a pro forma basis after giving effect to the receipt of proceeds from the exercise of the Rights and the application of all the net proceeds to reduce the term loan under the bank credit agreement, the Company would have had negative stockholders' equity of $134.1 million and indebtedness of $492.1 million. Accordingly, the Company's balance sheet is highly leveraged, its ability to obtain financing is severely limited and its borrowing costs are very high. Continuing losses from operations, or any material adverse change in the Company's business, could lead to insolvency.

Covenants contained in the Company's bank credit agreement and the indenture governing the Notes contain material restrictions on the Company's operations, including its ability to incur debt, make certain investments and encumber or dispose of assets. Pursuant to the indenture governing the Notes, the Company is not currently permitted to incur any indebtedness (other than refinancing indebtedness such as the Debentures) and does not anticipate that it will be entitled to incur additional indebtedness through at least the third quarter of 1999. In addition, financial covenants contained in the Company's bank credit agreement could lead to a default in the event results of operations do not meet the Company's plans. In the event of any default under covenants in the Company's financing agreements, the Company could be prohibited from making payments of interest or principal on the Debentures. See "Other Financing Arrangements" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" contained in the Form 10-Q.

SUBORDINATION OF THE DEBENTURES

The Debentures will be subordinate to all Senior Debt of the Company, including borrowings under the Company's bank credit agreement. In the event of a default under provisions of the Senior Debt, the Company could be prohibited from making any payment of principal or interest on the Debentures until the default has been cured and waived, or the Senior Debt has been paid in full.

Senior Debt of the Company as of September 30, 1998, and after giving effect, on a pro forma basis, to a $50 million repayment under the Company's bank credit agreement on November 13, 1998 and the Rights Offering and the application of the proceeds therefrom to reduce a portion of the Company's term loan under the credit agreement would have been $238.4 million.

In the event of a Change of Control of the Company, redemption of the Debentures and the Notes would be subject to the prior payment in full of all Senior Debt. In such event, the assets of the Company could be insufficient for redemption of the Debentures and the Notes. See "Description of the Debentures" and "Other Financing Arrangements."

RELATIVE POSITION OF THE DEBENTURES AND NOTES

The Debentures will be pari passu in right of payment with the Notes, and the Debentures include a cross-default provision whereby any default under the indenture governing the Notes will constitute a default under the indenture governing the Debentures. Nonetheless, the rights of the holders of Debentures will vary from the rights of the holders of the Notes in certain respects, including the following:

     - Although holders of Debentures will be entitled to participate in any consent fee that is paid to holders of Notes in connection with any solicitation of waivers, they will have no right to approve or disapprove any amendment of or waiver of and default under the indenture governing the Notes. As a consequence, holders of Debentures will be subject to determinations made by the holders of the Notes on fundamental matters such as events of default and acceleration events.

     - The Notes mature        months prior to the maturity date of the
       Debentures. In addition, the indenture governing the Notes permits the Notes to be redeemed at the option of the Company prior to maturity and may require the Notes to be redeemed in whole or in part out of the proceeds of any Asset Sale (as defined in the indenture governing the Notes). As a result, the times at which the Debentures and Notes will be repaid or redeemed may not be identical, and there may be circumstances under which holders of the Notes are entitled to be repaid or redeemed when holders of Debentures are not.

     - Once the Notes have been repaid in full or defeased (which may occur at maturity or upon an earlier redemption or defeasance), the covenants contained in the indenture governing the Notes will terminate, and the holders of the Debentures will no longer enjoy the protections afforded by those covenants.

As a result of their pari passu ranking with the Notes, the Debentures will be required to share with the Notes any redemption proceeds upon any Change of Control of the Company and any proceeds in connection with an acceleration of the Debentures and the Notes, in each case, after the payment of any Senior Debt. In such events, the assets of the Company could be insufficient for the redemption or repayment in full of the Debentures and the Notes. See "Description of the Debentures" and "Other Financing Arrangements."

MANAGEMENT STABILITY AND RECRUITING

The Company has had difficulty attracting and retaining key personnel, including sales representatives, because of uncertainty about the Company's future and significant changes in senior management. If continued, this situation will likely have a material adverse effect on the Company's business.

GOVERNMENT REGULATION

The Company is subject to stringent regulation at both the federal and state level, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between the Company and physicians and other referral sources are subject to strict limitations. In addition, the provision of services, pharmaceuticals and equipment are subject to strict licensing and safety requirements. Violations of regulations could subject the Company to severe fines, facility shutdowns and possible exclusion from government sponsored programs such as Medicare and Medicaid.

Prospective investors should take particular note of the fact that a recent change in the Medicare reimbursement rate for home oxygen has resulted in a significant decrease in the Company's revenues. A further decrease in the Medicare reimbursement rate is scheduled to take effect on January 1, 1999. See "Business -- Government Regulation" for a more comprehensive discussion of this matter.

PRICING PRESSURES

The current market is exerting pressure on healthcare companies to reduce healthcare costs, which has resulted in industry-wide consolidation. Larger buyer and supplier groups exert additional pricing pressure on home healthcare providers, reducing margins. The

Company believes that continued pressure to reduce costs could have a material adverse effect on the Company's business, results of operations or financial condition.

COMPETITION

The segment of the healthcare market in which the Company operates is highly competitive. Certain competitors of the Company have or may obtain significantly greater financial and marketing resources than the Company. In addition, relatively few barriers to entry exist in local home healthcare markets. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share.

DEPENDENCE ON RELATIONSHIPS WITH THIRD PARTIES

The profitability and growth of the Company's business depends on its ability to establish and maintain close working relationships with managed care organizations, private and governmental third-party payors, hospitals, physicians, physician groups, home health agencies, long-term care facilities and other institutional healthcare providers, and large self-insured employers. The loss of such existing relationships or the failure to continue to develop such relationships in the future could have a material adverse effect on the Company's business, results of operations or financial condition.

CONCENTRATION OF LARGE PAYORS

Managed care organizations control an increasing portion of the healthcare economy. The Company has a number of contractual arrangements with managed care organizations and other parties. While no individual arrangement accounted for more than 5% of the Company's net revenues in fiscal 1997, managed care organizations or other large third-party payors may use their power to exert pressure on healthcare services or costs in a manner that could have a material adverse effect on the Company's business, results of operations or financial condition.

HEALTHCARE REFORM

Government officials and the public will continue to debate healthcare reform. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on the Company's operations.

LIABILITY CLAIMS

From time to time the Company is subject to lawsuits alleging professional negligence, product liability or related claims. Claims against the Company, regardless of their merit or eventual outcome, also may have a material adverse effect upon the Company's business, results of operations or financial condition.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The Company has substantial net operating losses ("NOLs") which can be carried forward to offset taxable income recognized by the Company in the future. The Company's ability to utilize those NOLs, however, is subject to Section 382 of the Internal Revenue Code which provides that upon the occurrence of an ownership change the benefits of NOLs can be reduced or eliminated. Generally, an ownership change occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's capital stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such stockholders over the preceding three-year period. See "Certain Federal Income Tax
Consequences -- Application of Section 382."

Although based on current information about the Company's stockholdings neither the issuance of the Rights nor an immediate conversion of the Debentures into Common Stock would cause an ownership change, it is possible that in the future the exercise of the conversion privilege of the Debentures could cause such a change. See "Certain Federal Income Tax Consequences -- Application of Section 382." For example, if the existing 5% shareholders increase their stock ownership in the Company or new 5% shareholders acquire stock in the Company such that the aggregate percentage ownership approaches 50%, then a conversion of some or all of the Debentures could trigger an ownership change. Although the extent to which such an occurrence would affect the Company's ability to use its NOLs cannot be predicted, it is possible that the Company would face substantially higher tax costs as a result of a conversion of the Debentures.

CERTAIN OFFERING CONSIDERATIONS

No Revocation; Cancellation of Rights Offering. Once a holder has exercised its Rights, such exercise may not be revoked. If the conditions precedent to the Rights Offering are not satisfied or if the Company elects to withdraw the Rights Offering, the Rights Offering will be canceled, and neither the Company nor the subscription agent will have any obligation with respect to the Rights except to return, without interest, any payment received by the subscription agent in respect of the subscription price. See "The Rights Offering."

Absence of Public Market for Rights; Determination of Subscription Price. The Company cannot ensure that a market in the Rights or the Debentures will develop or continue. The market price for the Rights or the Debentures may be subject to significant fluctuations. The market price for the Debentures acquired upon exercise of the Rights may not be equal to the subscription price paid for such securities by a recipient of Rights. See "The Rights Offering."

Dilution of Ownership Interest of Existing Shareholders. The Debentures will
entitle the holders to acquire approximately                      shares of
Common Stock, representing approximately      % of the total outstanding shares
of Common Stock of the Company after giving effect to the conversion of the Debentures. One consequence of the offering is that holders of Common Stock that elect not to exercise their Rights could experience dilution with respect to their ownership interest, and voting rights, in the Company upon conversion of the Debentures into Common Stock.

Potential Concentration of Ownership by Participating Shareholders. Relational Investors, LLC and the Relational Affiliates, as of November 20, 1998, hold in aggregate shares representing approximately 13.21% of the Company's outstanding Common Stock. Relational Investors, LLC, on behalf of the Relational Affiliates, has agreed, subject to certain conditions, that the Relational Affiliates will exercise their Basic Subscription Privileges and Oversubscription Privileges as to a combined total of $50 million principal amount of the Debentures offered hereby, less amounts subscribed for by other holders of Rights. As a result, to the extent that other shareholders do not exercise their Rights, Relational Investors, LLC and the Relational Affiliates will increase their aggregate ownership percentage in the Company assuming they convert their Debentures into Common Stock. If no other shareholders were to exercise their Rights, the aggregate percentage ownership of Relational Investors, LLC and the Relational Affiliates could
increase to      %, assuming they were to convert the entire principal amount of the Debentures they receive in the transaction. However, the Company has in place a "Rights Plan," unrelated to the Rights, which could have the effect of discouraging an attempt by a person to acquire 15% or more of the Common Stock. See "Description of Capital Stock -- Preferred Stock Purchase Rights." By virtue of their increased ownership percentage, Relational Investors, LLC and the Relational Affiliates could be able to exercise greater influence over the affairs of the Company than they currently exercise. In addition, their increased ownership interest could have the effect of discouraging an attempt by another person or entity to take over or otherwise gain control of the Company.

                                USE OF PROCEEDS

The aggregate net proceeds to the Company from the sale of the Debentures are estimated to be approximately $49.6 million, after deducting offering expenses payable by the Company, including the fee paid to Relational Investors, LLC for the standby commitment. It is currently anticipated that all of the net proceeds will be used to reduce the term loan under the Company's bank credit agreement. As of November 20, 1998, $288.0 million was outstanding under the bank credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" contained in the Form 10-Q and "Other Financing Arrangements" for a description of the bank credit agreement.

                          PRICE RANGE OF COMMON STOCK

The Common Stock has been listed on the NYSE since May 16, 1996 (stock symbol
AHG). The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                              HIGH       LOW
                                                              ----       ----
1996
First Quarter (NASDAQ trading)..............................  $32        $24 1/4
Second Quarter (NASDAQ trading until May 16, 1996)..........   35 1/4     29 1/4
Third Quarter...............................................   32 3/4     17 3/8
Fourth Quarter..............................................   21 1/2     17 1/8
1997
First Quarter...............................................   20 1/4     17 1/4
Second Quarter..............................................   19         15 1/8
Third Quarter...............................................   18 5/16    13 1/4
Fourth Quarter..............................................   16 3/4     13 1/4
1998
First Quarter...............................................   14 1/8      8 7/16
Second Quarter..............................................    9 9/16     6 1/4
Third Quarter...............................................    7          4 1/4

The last reported sales price of the Common Stock on the NYSE on October 20, 1998, the day prior to public announcement of the Rights Offering, was $3.75 per share. The last such reported sales price on November 24, 1998 was $6 1/2 per share.

                                DIVIDEND POLICY

The Company has never paid dividends. As the Company currently intends to retain any earnings to provide funds for the operation and expansion of its business and for the servicing and repayment of indebtedness, the Company does not intend to pay cash dividends for the foreseeable future. In addition, the Company's bank credit agreement and the indenture governing the Notes contain certain covenants which, among other things, restrict (and currently prohibit) the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" contained in the Form 10-Q and "Other Financing Arrangements."

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of September 30, 1998, (i) on a historical basis, and (ii) as adjusted to give effect to the Rights Offering and the sale of all the Debentures, as if the foregoing had occurred as of September 30, 1998, and the application of all of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained in the Form 10-Q, "Other Financing Arrangements" and the Consolidated Financial Statements and notes thereto included in the Form 10-Q and the 1997 Form 10-K.

                                                         AS OF SEPTEMBER 30, 1998
                                                         ------------------------
                                                          ACTUAL      AS ADJUSTED
                                                         ---------    -----------
                                                              (IN THOUSANDS)
DEBT (INCLUDING CURRENT MATURITIES):
  Credit Facility
     Term Loans........................................  $      --     $ 238,440
     Revolving Credit Facility.........................    338,000            --
  9 1/2% Senior Subordinated Notes due 2002............    200,000       200,000
  10% Convertible Subordinated Debentures due 2004.....         --        51,779
  Other Borrowings.....................................      4,132         1,913
                                                         ---------     ---------
          Total debt...................................    542,132       492,132
                                                         ---------     ---------
STOCKHOLDERS' EQUITY:
  Common Stock, $0.001 par value per share, 150,000,000
     shares authorized; 51,771,259 shares issued and
     outstanding(1);...................................         52            52
  Additional paid-in capital...........................    325,832       325,832
  Deficit..............................................   (459,938)     (459,938)
                                                         ---------     ---------
          Total stockholders' equity...................   (134,054)     (134,054)
                                                         ---------     ---------
          Total capitalization.........................  $ 408,078     $ 358,078
                                                         =========     =========

-------------------------
(1) Does not give effect to the conversion of any of the Debentures subscribed for pursuant to the Rights Offering.

                              THE RIGHTS OFFERING

THE RIGHTS

The Company is issuing Rights to each record holder of the Common Stock ("Record
Date Holder") as of the close of business on             , 1998 (the "Record
Date"). Holders will receive one Right for each share of the Common Stock held on the Record Date. The Rights will be evidenced by transferable certificates evidencing the Rights ("Subscription Warrants"), which are being distributed to each Record Date Holder contemporaneously with the delivery of this prospectus. Upon execution of a Subscription Warrant, each holder of Rights (a "holder" or "Rights Holder") will agree that the exercise of Rights will be made on the terms and subject to the conditions specified in this prospectus.

SUBSCRIPTION PRIVILEGES

Basic Subscription Privilege. One thousand (1,000) whole Rights will entitle the Rights Holder to purchase one $1,000 principal amount of the Debentures at $1,000 (the "Subscription Price") (the "Basic Subscription Privilege"). Debentures may only be purchased in increments of $1,000. In the aggregate, a maximum of $51,779,000 principal amount of the Debentures may be purchased pursuant to the Basic Subscription Privilege.

Oversubscription Privilege. Each holder who exercises the Basic Subscription Privilege in full will also be eligible to subscribe, at the Subscription Price, for additional Debentures (subject to proration, as described below) to the extent that any Debentures ("Excess Debentures") are not subscribed for pursuant to exercises under the Basic Subscription Privilege (the "Oversubscription Privilege"). If the principal amount of Excess Debentures is not sufficient to satisfy all subscriptions pursuant to exercises of the Oversubscription Privilege, the Excess Debentures will be allocated pro rata (subject to the elimination of Debentures not equal in principal amount to $1,000 or an integral multiple of $1,000) among those holders who have exercised the Oversubscription Privilege in proportion to the principal amount of Debentures a holder has subscribed for pursuant to the Basic Subscription Privilege. Only holders who exercise the Basic Subscription Privilege in full with respect to all Rights received by such holders will be entitled to exercise the Oversubscription Privilege. For purposes of determining if a holder has fully exercised the Basic Subscription Privilege, only Basic Subscription Privileges held by the holder in the same capacity will be considered. For example, a holder holding shares of the Common Stock as an individual need not fully exercise all Basic Subscription Privileges received in respect of shares of the Common Stock held jointly with the holder's spouse or in respect of shares of the Common Stock held in an individual retirement account. By completing the portion of the Subscription Warrant exercising the Oversubscription Privilege, a holder will be deemed to have certified that it has fully exercised all Basic Subscription Privileges received in respect of shares of the Common Stock held in the same capacity (other than the Basic Subscription Privileges under any Rights so received which have been transferred by such holder). A holder's election to exercise the Oversubscription Privilege must be made at the time such holder exercises the Basic Subscription Privilege in full.

In order to exercise the Oversubscription Privilege, banks, brokers and other nominee holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and the Company the number of shares held on the Record Date on behalf of each such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of each such beneficial owner, that each such beneficial owner's Basic Subscription Privilege held in the same capacity has been exercised in full and the number of Debentures subscribed for pursuant to the Oversubscription Privilege by each such beneficial owner, and to record certain other information received from each such beneficial owner.

SUBSCRIPTION PRICE

Debentures may only be purchased in increments of $1,000. The Subscription Price is $1,000 per $1,000 principal amount of the Debentures subscribed for (whether pursuant to the Basic Subscription Privilege or the Oversubscription Privilege), payable in cash.

EXPIRATION TIME AND DATE

The ability of holders to exercise the Basic Subscription Privilege and the Oversubscription Privilege will expire at 5:00 p.m., New York City time, on
            , 1999, unless extended by the Company, in its sole discretion, but
in any event no later than             , 1999. Rights not exercised prior to the
Expiration Time will expire and such Rights will no longer be exercisable by any holder. The Company will not be obligated to honor any purported exercise of Rights by holders received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

STANDBY PURCHASE AGREEMENT

Relational Investors, LLC, an existing shareholder of the Company, on behalf of the Relational Affiliates, has agreed, subject to certain conditions, that the Relational Affiliates will fully exercise their Basic Subscription Privileges and will exercise their Oversubscription Privileges as to a combined total of $50,000,000 principal amount of the Debentures offered hereby. See "The Standby Purchase Agreement."

EXERCISE OF RIGHTS

Holders may exercise their Rights by delivering to the Subscription Agent, at the address specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Warrant(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for the Debentures subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment in full must be made by (i) check or bank draft drawn upon a United States bank, or postal,
telegraphic or express money order, payable to                as Subscription
Agent, or (ii) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions at
               , Attention: Account:           (Apria Healthcare Group Inc.).
The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of an uncertified check, (ii) receipt by the Subscription Agent of a certified or cashier's check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order or (iii) receipt of collected funds in the Subscription Agent's account designated above.

Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that the payment is received and clears by that time, and are urged to consider in the alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

If a holder wishes to exercise Rights, but time will not permit the holder to cause the Subscription Warrant(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, the Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     (i) the holder has caused payment in full of the Subscription Price for Debentures being subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time;

     (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery") substantially in the form provided with the Instructions as to Use of Subscription Warrants (the "Instructions") distributed with the Subscription Warrants, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising holder, the number of Rights represented by the Subscription Warrant(s) held by the exercising holder, the number of Debentures being subscribed for pursuant to the Basic Subscription Privilege and, if any, pursuant to the Oversubscription Privilege and guaranteeing the delivery to the Subscription Agent of the Subscription Warrant(s) evidencing those Rights (and, if applicable for a nominee holder, the related Nominee Holder Certification) within three NYSE trading days following the date of the Notice of Guaranteed Delivery; and

     (iii) the properly completed Subscription Warrant(s) (and, if applicable for a nominee holder, the related Nominee Holder Certification), with any signatures guaranteed as required, is received by the Subscription Agent within three NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Warrants at the address set forth above, or may be delivered by telegram or
     facsimile transmission (telecopier no.                ; to confirm
     facsimile deliveries, please call                ). Additional copies of
     the form of Notice of Guaranteed Delivery are available upon request from whose address and telephone numbers are set forth below.

If an exercising holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the holder indicates are being exercised, then the holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment delivered by the holder, and to the extent that the aggregate Subscription Price payment delivered by the holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Warrants delivered by the holder (such excess being the "Subscription Excess"), the holder will be deemed to have exercised the Oversubscription Privilege to purchase that principal amount of Debentures (in whole increments of $1,000) equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price (subject to proration, as described above). Any amount remaining after application of the foregoing procedures shall be returned to the holder as soon as practicable by mail without interest or deduction.

A holder who subscribes for fewer than all of the Debentures represented by its Subscription Warrants may, under certain circumstances, (i) direct the Subscription Agent to attempt to sell its remaining Rights, or (ii) receive from the Subscription Agent a new Subscription Warrant representing the unused Rights. See "-- Method of Transferring Rights" below. A holder's election to exercise its Oversubscription Privilege must be made at the time such holder exercises its Basic Subscription Privilege in full.

Unless a Subscription Warrant (i) provides that the Debentures to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the registered holder of such Rights as indicated in the Subscription Warrant or
(ii) is submitted for the account of an Eligible Institution, signatures on each Subscription Warrant must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association.

Record Date Holders who hold shares of the Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions and certain beneficial owner certifications with respect to their Rights, all as included in the Instructions distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete appropriate Subscription Warrants, and, in the case of any exercise of the Oversubscription Privilege, the related Nominee Holder Certification, and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of the Common Stock or Rights held through such a Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

The Instructions accompanying the Subscription Warrants should be read carefully and followed in detail. Subscription Warrants should be sent with payment to the Subscription Agent. Do not send Subscription Warrants to the Company.

The method of delivery of Subscription Warrants and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the holder. If Subscription Warrants and payments are sent by mail, holders are urged to send these materials by registered mail, properly insured, with return receipt requested, and are urged to allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment prior to the Expiration Time. Because uncertified personal checks may take at least five business days to clear, holders are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right because of any defect or irregularity. Subscription Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Warrants or any other required document or incur any liability for failure to give such notification. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of Rights Offering or not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful or materially burdensome. See "-- Regulatory Limitation" below.

Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this prospectus, the Instructions or
the Notice of Guaranteed Delivery should be directed to                , at

(telephone:                ).

NO REVOCATION

Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, the exercise may not be revoked.

METHOD OF TRANSFERRING RIGHTS

It is anticipated that the Rights will be listed on the NYSE and may be purchased or sold through usual investment channels until the close of business on the last trading day prior to the Expiration Date. There has, however, been no prior trading in the Rights, and no assurance can be given that a trading market will develop or, if a market develops, that the market will remain available throughout the subscription period.

The Rights evidenced by a single Subscription Warrant may be transferred in whole by endorsing the Subscription Warrant for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Warrant (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Warrant properly endorsed for transfer, with instructions to register that portion of the Rights indicated therein in the name of the transferee and to issue a new Subscription Warrant to the transferee evidencing the transferred Rights. In that event, a new Subscription Warrant evidencing the balance of the Rights will be issued to the holder or, if the holder so instructs, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon appropriate instruction from the holder.

The Rights evidenced by a Subscription Warrant may also be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent the Subscription Warrant properly executed for sale by the Subscription Agent. If only a portion of Rights evidenced by a single Subscription Warrant is to be sold by the Subscription Agent, that Subscription Warrant must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. Promptly following the Expiration Date, the Subscription Agent will send the holder a check for the net proceeds from the sale of any Rights sold. If such Rights can be sold, the sale shall be deemed to have been effected at the weighted average sale price of all Rights sold by the Subscription Agent, less the pro rata portion of any applicable brokerage commissions, taxes and other expenses. No assurance, however, can be given that a market will develop for the Rights or that the Subscription Agent will be able to sell any Rights. Orders to sell Rights must be received by the Subscription
Agent at or prior to 11:00 a.m., New York City time, on                  , 1999.
The Subscription Agent's obligation to execute orders is subject to its ability to find buyers. If the Rights cannot be sold by the Subscription Agent by 5:00
p.m. New York City time, on                  , 1999, they will be returned
promptly by mail to the holder.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Time for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) new Subscription Warrants to be issued and transmitted and (iii) the Rights evidenced by the new Subscription Warrants to be exercised or sold by the recipients thereof. Such amount of time could range from two to ten business days, depending upon the method by which delivery of the Subscription Warrants and payment is made and the number of transactions which the holder instructs the Subscription Agent to effect. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Warrants or any other required documents are not received in time for exercise or sale prior to the Expiration Time.

A new Subscription Warrant will be issued to a submitting holder upon the partial exercise or sale of Rights only if the Subscription Agent receives a properly endorsed Subscription Warrant no later than 5:00 p.m., New York City time, on the fifth day prior to the Expiration Date. No new Subscription Warrants will be issued with respect to Subscription Warrants submitted after such time and date. Accordingly, after such time and date a holder exercising or selling less than all of its Rights will lose the power to sell or exercise its remaining Rights. If the Rights have ceased trading on a when-issued basis, a new Subscription Warrant will be sent by first class mail to the submitting holder if the Subscription Agent receives the properly completed Subscription Warrant by 5:00 p.m., New York City time, on the seventh business day before the Expiration Date. In such case, unless the submitting holder makes other arrangements with the Subscription Agent, a new Subscription Warrant issued after 5:00 p.m., New York City time, on the fifth business day before the Expiration Date will be held for pick-up by the submitting holder at the Subscription Agent's hand delivery address provided herein. All deliveries of newly issued Subscription Warrants will be at the risk of the submitting holder. All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Those Rights not exercised by a holder prior to the expiration time will expire and will no longer be exercisable.

SUBSCRIPTION AGENT

The Subscription Agent is                .

The Subscription Agent's address, which is the address to which the Subscription Warrants and payment of the Subscription Price must be delivered, as well as the address to which Nominee Holder Certifications and Notices of Guaranteed Delivery (each as described herein) must be delivered, is:

              IF BY MAIL:                             IF BY HAND:

       IF BY OVERNIGHT COURIER:                    IF BY FACSIMILE:


The Company will pay the fees and expenses of the Subscription Agent (except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of Rights by the Subscription Agent, all of which will be for the account of the transferor of the Rights) and has also agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with the Rights Offering.

APPROVAL OF THE RIGHTS OFFERING

At a meeting on October 9, 1998, the Board of Directors appointed Leonard Green, Richard H. Koppes, Philip R. Lochner, Jr., Beverly Benedict Thomas and H.J. Mark Tompkins as a Special Finance Committee with full authority on behalf of the Board of Directors to consider and act in respect of all matters arising in connection with the proposed Rights Offering as to which such committee may deem such action appropriate in light of differing interests between Relational Investors, LLC, on the one hand, and the Company and its other stockholders, on the other.

The Special Finance Committee retained Morgan Stanley & Co. Incorporated as its independent financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as its independent legal counsel. The Special Finance Committee, together with its financial advisors and legal counsel, held three meetings to consider the proposed Rights Offering and the specific terms of the standby purchase agreement. In addition to discussing possible financing alternatives and an alternative approach to the proposed Rights Offering, during these meetings, the Special Finance Committee discussed detailed quantitative analyses prepared by its financial advisors and by the Company's financial advisors related to the proposed Rights Offering, as well as qualitative factors.

In addition to formal committee meetings, representatives of the Special Finance Committee, including its financial and legal advisors, conducted extensive informal discussions with Relational Investors, LLC and others to clarify the terms of the proposals being considered. During the course of the Special Finance Committee's review, Relational Investors, LLC revised its initial proposal to address several of the Special Finance Committee's concerns. On November 2, 1998, the Special Finance Committee approved the specific terms of the revised Relational Investors, LLC proposal, subject to its legal counsel's confirmation that the final standby purchase agreement accurately reflect such terms. The Special Finance Committee approved the revised Relational Investors, LLC proposal as a result of several quantitative and qualitative factors, including: the financial parameters with respect to the conversion price for the Debentures, the amount of the commitment fee, the flexibility retained by the Company to pursue alternative financing if appropriate, and the limited circumstances that trigger the break-up fee.

NO RECOMMENDATION TO HOLDERS

An investment in the Debentures must be made pursuant to each investor's evaluation of its, his or her best interests. Accordingly, none of the directors of the Company, the members of the Special Finance Committee, Morgan Stanley & Co. Incorporated or Wilson Sonsini Goodrich & Rosati, Professional Corporation, makes any recommendation to holders regarding whether they should exercise their Rights.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

Subscription Warrants will not be mailed to Record Date Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for such holders' accounts. To exercise their Rights, such holders must notify the Subscription Agent prior to 11:00 a.m., New
York City time, on                  , 1999, at which time (if no contrary
instructions have been received) the Rights represented thereby will be sold, subject to the Subscription Agent's ability to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all Rights sold by the Subscription Agent. See "-- Method of Transferring Rights." If the Rights can be sold, a check for the proceeds from the sale of any Rights, less a pro rata portion of any applicable brokerage commissions, taxes and other expenses, will be remitted to such holders by mail. The proceeds, if any, resulting from sales of Rights pursuant to the Basic Subscription Privilege of holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held in a non-interest bearing account. Any amount remaining unclaimed on the second anniversary of the Expiration Date will be turned over to the Company.

REGULATORY LIMITATION

The Company will not be required to issue Debentures pursuant to the Rights Offering to any holders who in the opinion of the Company would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such Debentures if, at the Expiration Time, this clearance or approval has not been obtained.

WITHDRAWAL

The Company reserves the right to withdraw the Rights Offering at any time prior to the Effective Time and for any reason, in which event all funds received from holders will be returned without interest.

ISSUANCE OF DEBENTURES

Certificates representing Debentures purchased pursuant to the Rights Offering will be issued to subscribers as soon as practicable after the Expiration Date. Funds delivered to the Subscription Agent in payment of the Subscription Price shall be retained by the Subscription Agent, and will not be delivered to the Company, until the consummation of the Rights Offering and the issuance of such certificates. If a holder exercising the Oversubscription Privilege is allocated less than all of the Debentures which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder will be returned to such holder as soon as practicable after the Expiration Date. No interest will be paid to holders on funds paid to the Subscription Agent, regardless of whether such funds are applied to the Subscription Price or returned to the holders. Holders will have no rights as Debenture holders of the Company with respect to Debentures subscribed for until certificates representing the Debentures are issued to them. Unless otherwise instructed in the Subscription Warrant, certificates for Debentures issued pursuant to the exercise of Rights will be registered in the name of the holder exercising such Rights.

CONDITIONS TO THE RIGHTS OFFERING

The Standby Purchase Agreement provides that the obligation of the Relational Affiliates to purchase Debentures is subject to certain conditions, as described more fully in "The Standby Purchase Agreement."

If the Rights Offering is not completed for any reason, the Subscription Agent will promptly return, without interest, all funds received by it in payment of the Subscription Price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected financial data of the Company for the five years ended December 31, 1997, as derived from the audited Consolidated Financial Statements and the nine months ended September 30, 1998 and 1997, as derived from the unaudited Consolidated Financial Statements contained in the Form 10-Q, and gives effect, in periods prior to June 28, 1995, to the merger between Homedco and Abbey using the pooling-of-interests method of accounting.

The selected consolidated financial data as of and for the nine month periods ended September 30, 1997 and 1998 include all adjustments (which, except as disclosed in Notes 7 and 8 below, consist of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the Company's financial position at such dates and results of operations for such periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results for the year.

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the related notes thereto for the Company incorporated by reference herein. As discussed in the notes to the Consolidated Financial Statements contained in the 1997 Form 10-K, certain adjustments have been made to conform the accounting practices of Homedco and Abbey prior to their merger on June 28, 1995.

                                                                                                             NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                       -----------------------------------------------------------------   ----------------------
                                       1993(1,2,3)   1994(1,2,4)   1995(1,2,5)    1996(1)      1997(6)      1997(7)      1998(8)
                                       -----------   -----------   -----------   ----------   ----------   ----------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................   $748,901      $962,812     $1,133,600    $1,181,143   $1,180,694   $  913,954   $ 710,532
Gross profit.........................    522,777       675,122        772,601       780,468      729,512      576,162     446,881
(Loss) income before extraordinary
  items..............................     35,845        35,616        (71,478)       33,300     (272,608)     (34,450)   (210,264)
Net (loss) income....................   $ 37,311      $ 39,031     $  (74,476)   $   33,300   $ (272,608)  $  (34,450)  $(210,264)
                                        --------      --------     ----------    ----------   ----------   ----------   ---------
Per share amounts:
  (Loss) income before extraordinary
    items............................   $   0.99      $   0.84     $    (1.52)   $     0.66   $    (5.30)  $    (0.67)  $   (4.07)
  Net (loss) income per common
    share............................   $   1.03      $   0.92     $    (1.58)   $     0.66   $    (5.30)  $    (0.67)  $   (4.07)
Per share amounts -- assuming
  dilution:
  (Loss) income before extraordinary
    items............................   $   0.90      $   0.78     $    (1.52)   $     0.64   $    (5.30)  $    (0.67)  $   (4.07)
  Net (loss) income per common
    share............................   $   0.93      $   0.85     $    (1.58)   $     0.64   $    (5.30)  $    (0.67)  $   (4.07)
OTHER DATA:
Ratio of earnings to fixed charges(9)
  Historical(10).....................        3.2x          2.4x            --           1.9x          --          0.5x         --
  Pro Forma(11)......................        N/A           N/A            N/A           N/A           --          N/A          --

                                                              AS OF DECEMBER 31,                            AS OF SEPTEMBER 30,
                                       -----------------------------------------------------------------   ----------------------
                                          1993          1994          1995          1996         1997         1997        1998
                                       -----------   -----------   -----------   ----------   ----------   ----------   ---------
BALANCE SHEET DATA:
Working capital......................   $187,370      $157,608     $  198,630    $  311,991   $  169,090   $  281,805   $  12,166
Total assets.........................    710,122       856,167        979,985     1,149,110      757,170    1,041,705     552,695
Long-term obligations, including
  current maturities.................    391,822       438,304        500,307       634,864      548,905      583,354     542,132
Stockholders' equity.................    176,632       261,910        284,238       342,935       74,467      312,160    (134,054)

-------------------------
 (1) The per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion, see Note 9 to the Consolidated Financial Statements contained in the 1997 Form 10-K.

 (2) The Statement of Operations and Balance Sheet Data reflect the June 28, 1995 merger of Abbey and Homedco using the pooling-of-interests method of accounting. Accordingly, the financial data for all periods prior to June 28, 1995 have been restated as though the two companies had been combined.

 (3) The Statement of Operations and Balance Sheet Data reflect the acquisition on November 10, 1993 of the outstanding stock of Total Pharmaceutical Care, Inc.

 (4) In 1994, the Company disposed of its 51% interest in Abbey Pharmaceutical Services, Inc.

 (5) In 1995, the Company incurred charges related to merger, restructuring and integration activities as discussed in Note 7 to the Consolidated Financial Statements contained in the 1997 Form 10-K.

 (6) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the 1997 Form 10-K and in Notes 3, 4, 8 and 13 to the Consolidated Financial Statements contained in the 1997 Form 10-K, the operations data for 1997 includes significant adjustments and charges to write down the carrying values of goodwill and information systems hardware and internally developed software, $133,542,000 and $26,781,000, respectively, increase the valuation allowance on deferred tax assets, $29,963,000, and provide for estimated losses related to patient service assets and inventory and related to accounts receivable, $33,100,000 and $101,423,000, respectively.

 (7) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the Form 10-Q and Note B to the Consolidated Financial Statements contained in the Form 10-Q, the operations data for the nine months ended September 30, 1997 includes significant adjustments and charges to provide for estimated losses related to patient service assets and inventory and related to accounts receivable -- $23,000,000 and $75,000,000, respectively.

 (8) As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" contained in the Form 10-Q and Notes D, G, H, and I to the Consolidated Financial Statements contained in the Form 10-Q, the operations data for the nine months ended September 30, 1998 includes significant adjustments and charges to write down the carrying values of intangible assets and information systems hardware and internally developed software, $76,223,000 and $22,187,000, respectively, provisions for estimated losses related to accounts receivable of $28,236,000 and other significant charges of $3,939,000 related to severance and other employee costs and $5,400,000 to settle procurement contracts.

 (9) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges include interest expense plus capitalized interest and a portion of operating lease rental expense deemed to be representative of interest. The pro forma ratio of earnings to fixed charges reflects the reduction of outstanding indebtedness under the credit agreement to $238.4 million out of the proceeds from the exercise of the Rights and a $50 million repayment under the Company's bank credit agreement on November 13, 1998, and a corresponding decrease in interest expense.

(10) The Company's earnings in 1995, 1997 and the nine months ended September 30, 1998 were inadequate to cover fixed charges by $90,419, $236,058 and $207,764, respectively.

(11) The Company's earnings on a pro forma basis in 1997 and the nine months ended September 30, 1998 were inadequate to cover fixed charges by $234,088 and $206,287, respectively.

                                    BUSINESS

LINES OF BUSINESS

The Company derives substantially all of its revenue from the home healthcare segment of the healthcare market in principally three service lines: home respiratory therapy (including home-delivered respiratory medications), home infusion therapy and home medical equipment. In all three lines, the Company provides patients with a variety of clinical services, related products and supplies, most of which are prescribed by a physician as part of a care plan. These services include: high-tech infusion nursing, respiratory care and pharmacy services, educating patients and their caregivers about the illness and instructing them on self-care and the proper use of products in the home, monitoring patient compliance with individualized treatment plans, reporting to the physician and/or managed care organization, maintaining equipment and processing claims to third-party payors. In the first three quarters of 1998, approximately 35% of the Company's business was derived from managed care organizations, with the remainder derived from more traditional referral/payor sources. The Company directly provides numerous services to its patients, and purchases or rents the products needed to complement the service.

The following table sets forth a summary of net revenues by line of business, expressed as percentages of total net revenues:

                                                YEAR ENDED        NINE MONTHS ENDED
                                               DECEMBER 31,         SEPTEMBER 30,
                                           --------------------   -----------------
                                           1995    1996    1997         1998
                                           ----    ----    ----   -----------------
Respiratory therapy....................     53%     50%     51%           58%
Infusion therapy.......................     24%     25%     24%           23%
Home medical equipment/other...........     23%     25%     25%           19%
                                           ---     ---     ---           ---
          Total net revenues...........    100%    100%    100%          100%
                                           ===     ===     ===           ===

Respiratory Therapy. The Company provides home respiratory therapy services to patients with a variety of conditions, including chronic obstructive pulmonary disease ("COPD," e.g., emphysema, chronic bronchitis and asthma), cystic fibrosis and neurologically-related respiratory conditions. The Company employs a clinical staff of respiratory care professionals to provide support to its home respiratory therapy patients, according to physician-directed treatment plans and a proprietary acuity program.

Approximately 66% of the Company's respiratory therapy revenues are derived from the provision of oxygen systems, nebulizers (devices to aerosolize medication) and home ventilators. The remaining respiratory revenues are generated from the provision of apnea monitors used to monitor the vital signs of newborns, continuous positive airway pressure ("CPAP/BiPAP") devices used to control adult sleep apnea, noninvasive positive pressure ventilation ("NPPV"), and other respiratory therapy products.

The Company has developed a home respiratory medication service, which is fulfilled through the Apria Pharmacy Network ("APN"). Through APN, the Company offers its patients physician-prescribed medications to accompany the nebulizer through which they are administered. This comprehensive program offers patients and payors a broad base of services from one source, including the delivery of medications in premixed unit dose form, pharmacy services, patient education and claims processing.

Infusion Therapy. Home infusion therapy involves the administration of 24-hour access to intravenous or enteral nutrition, anti-infectives, chemotherapy and other intravenous and injectable medications. Depending on the therapy, a broad range of venous access devices and pump technology may be used to facilitate homecare and patient independence. The Company employs licensed pharmacists and registered high-tech infusion nurses who have specialized skills in the delivery of home infusion therapy. The Company currently operates 32 pharmacy locations to serve its home infusion patients. The following is a brief description of the major therapies:

Anti-Infective Therapy. Anti-infective therapy typically is a short-duration therapy involving the infusion of antibiotic, antiviral or antifungal drugs into the patient's bloodstream in order to treat a variety of infections and diseases, including osteomyelitis, endocarditis, post-surgical wound infections, AIDS-related infections and urinary tract infections. Generally, anti-infectives are administered intravenously from one to six times per day for a period of several days to several weeks.

Total Parenteral Nutrition Therapy. Total parenteral nutrition ("TPN") is the intravenous provision of life-sustaining nutrients, acting as a replacement for normal food intake, to patients with a gastrointestinal illness or dysfunction. TPN therapy is usually administered over a period of months with some patients continuing therapy for longer periods due to chronic conditions.

Enteral Nutrition Therapy. Enteral nutrition is the delivery of nutrients directly through a feeding tube to a patient's partially functioning gastrointestinal tract to accommodate an inability to intake food normally. Enteral nutrition therapy is often administered over a long period, generally for more than six months.

Pain Management. Pain management is the intravenous or intraspinal administration of analgesic drugs to patients suffering chronic pain from terminal or chronic conditions.

Chemotherapy. Chemotherapy is the intermittent or continuous intravenous administration of drugs to patients with various types of cancer. Although most chemotherapy is administered in physicians' offices, the development of new continuous delivery pumps and antiemetic drugs has allowed for the administration of chemotherapy in the home and other ambulatory settings.

Chronic Condition Therapy. Chronic condition therapy is the intravenous or injectable administration of drugs to treat congenital or acquired chronic conditions, such as Prolastin(R) therapy for patients with congenital emphysema, human growth hormone therapy for pediatric patients with growth hormone deficiencies, and intravenous immunoglobulin ("IVIG") therapy for immune-deficient or immunosuppressed patients.

Other Therapies. New infusion delivery devices and medications that address a broad range of patient conditions, such as multiple sclerosis, cancer and complications or side effects associated with transplantation, continue to emerge for use in the home setting. The Company provides a number of other therapies through its infusion network.

Home Medical Equipment/Other. The Company's primary emphasis in the home medical equipment line of business is on the provision of patient room equipment, principally hospital beds and wheelchairs, to its patients receiving respiratory or infusion therapy. The Company's integrated service approach allows patients and managed care systems accessing either respiratory or infusion therapy services to also access needed home medical equipment through a single source.

As the Company's managed care organization customer base has grown, the Company has recognized the need to expand its ability to provide value-added services to managed care organizations. Rather than directly provide certain non-core services itself, the Company aligns itself with other segment leaders (i.e. medical supply distributors) in formal relationships or ancillary networks. Such networks must be credentialed and qualified by the Company's Clinical Services department.

ORGANIZATION AND OPERATIONS

Organization. As a result of restructurings accomplished in 1998, the Company's approximately 320 branch locations are organized into four geographic divisions, which are further divided into 16 geographic regions. Each region is operated as a separate business unit and consists of a number of branches that are typically clustered within 100 miles of the regional office. The regional office provides each of its branches with key support services such as billing, purchasing and equipment repair. Each branch delivers home healthcare products and services to patients in their homes and other care sites through the branch's fleet and qualified personnel. This structure is designed to create operating efficiencies associated with centralized services while promoting responsiveness to local market needs.

In conjunction with the geographic reorganization, the Company restructured its field management into two distinct functional areas: sales and operations. Previously, each regional manager was responsible for all aspects of sales and operations, including generating new business, operating branches and reimbursement. Under the new structure, the sales organization is responsible for generating new business from both traditional and managed care markets, while the operations organization is responsible for customer service, reimbursement and asset management.

Corporate Compliance. As a leader in the home healthcare industry, the Company has made a commitment to providing quality home healthcare services and products while maintaining high standards of ethical and legal conduct. The Company believes that operating its business with honesty and integrity is not only proper but makes good business sense. The Company's Corporate Compliance Program is designed to accomplish these goals through employee education, a confidential disclosure program, written policy guidelines, periodic reviews, compliance audits and other programs.

Operating Systems and Controls. The Company's business is dependent, to a substantial degree, upon the quality of its operating and field information systems for the establishment of accurate and profitable contract terms, accurate order entry and pricing, billing and collections, and effective monitoring and supervision. Difficulties encountered in the conversion to a common system of the previously separate operations of Abbey and Homedco, following their 1995 merger, and ongoing operational shortcomings have had a significant negative impact on the Company's results of operations. During 1997, the Company committed to a two-year plan to implement a large-scale fully integrated enterprise resource planning system, which was intended to significantly enhance the Company's field information systems, address year 2000 issues and facilitate correction of the operational shortcomings referred to above. Following a reevaluation of the costs, benefits and risks of the development project, the plan was canceled in 1998 except for completion of the work required to resolve year 2000 issues, which the Company anticipates will be completed by December 31, 1998. As a part of the decision to cancel the new system, management evaluated its current systems and determined that the Company was at some risk in continuing to run its infusion billing system on its current platform, which is no longer supported by the computer industry. To mitigate this risk, the Company is currently converting the infusion system to the operating platform on which the respiratory/home medical equipment system currently operates and is implementing a number of enhancements to its systems. The implementation of these system changes could have a disruptive effect on billing and collection activity. Failure to successfully resolve the systems and operational problems experienced in prior periods would have a significant negative impact on results of operations.

Management is currently giving a high priority to the implementation of standard "best practices" throughout the Company's operations. The Company has established performance indicators which measure operating results against expected thresholds, for the purpose of allowing all levels of management to identify, monitor and adjust areas requiring improvement. Operating models with strategic targets have been developed to move the Company toward more effectively managing labor expenses and the customer service, accounts receivable, clinical, and distribution areas of its business. The Company's management team is compensated using performance-based incentives focused on quality revenue growth, gross profit, timely cash collections and improvement in operating income.

Through experience, the Company has developed the means of maintaining appropriate amounts of inventory sufficient to meet customer requirements.

Accounts Receivable Management. The Company derives substantially all its revenues from third-party payors, including private insurers, managed care organizations, Medicare and Medicaid. For 1997, approximately 30% of the Company's net revenues was derived from Medicare and 9% from Medicaid. Generally, each third-party payor has specific claims requirements. The Company has policies and procedures in place to manage the claims submission process, including verification procedures to facilitate complete and accurate documentation.

MARKETING

The Company markets its services to managed care organizations, physicians, hospitals, medical groups, home health agencies and case managers through its field sales force. The following marketing initiatives address the requirements of its referring customers:

Automated Call Routing through a Single Toll-Free Number. This allows managed care organizations and other customers to reach any of the Company's 320 locations and to access the full range of the Company services through a single central telephone number (1-800-APRIA-88).

JCAHO Accreditation. The Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") is a nationally recognized organization which develops standards for various healthcare industry segments and monitors compliance with those standards through voluntary surveys of participating providers. As the home healthcare industry has grown, the need for objective quality measurements has increased. JCAHO accreditation entails a lengthy review process which is conducted every three years. Accreditation is increasingly being considered a prerequisite for entering into contracts with managed care organizations at every level. Because accreditation is expensive and time consuming, not all providers choose to undergo the process. Due to its leadership role in establishing quality standards for home healthcare and its active and early participation in this process, the Company is viewed favorably by referring healthcare professionals. The Company's branch locations are all accredited by or in the process of receiving accreditation from JCAHO.

Clinical Management Services. As more alternate site healthcare is managed and directed by various managed care organizations, new methods and systems are sought to simultaneously control costs and improve outcomes. The Company has developed a series of diagnosis-specific programs designed to proactively manage patients in conjunction with a managed care partner and the patient's physician in an alternate site setting. These services include patient and environmental assessments, screening/diagnostics, patient education, clinical monitoring, pharmacological management, utilization reporting and outcome reporting. Mutually established goals for inpatient hospital day reductions may be a portion of the basis for provider compensation.

Physician Relations. In 1997, the Company developed a physician relations group to place phone calls to physician offices in an effort to increase and enhance awareness of the Company's services and stimulate interest in the Company. Physician relations representatives work closely with sales professionals throughout the country to identify, develop and maintain quality relationships.

SALES

The Company employs approximately 322 sales professionals whose primary responsibility is to target key customers for all lines of business. Key customers include but are not limited to hospital-based healthcare professionals, physicians and their staffs, and managed care organizations. Sales professionals are afforded the necessary clinical and technical training to represent the Company's major service offerings of home respiratory therapy, home infusion therapy and home medical equipment. As larger segments of the marketplace become involved with managed care, specific portions of the sales force's working knowledge of pricing, contracting and negotiating and specialty-care management programs are being enhanced as well.

An integral component of the Company's overall sales strategy is to increase volume through a variety of contractual relationships with both managed care organizations and other healthcare providers. Managed care organizations have grown substantially in terms of both the percentage of the U.S. population that is covered by such plans and their influence over an increasing portion of the healthcare economy. Managed care plans are consolidating and increasing their influence over the delivery and cost of healthcare services. The Company believes this trend will continue. As a result, the Company focuses a significant portion of its marketing efforts and specialized sales resources on managed care organizations to develop mutually beneficial risk sharing programs, including capitation arrangements. Managed care organizations already represent a significant portion of the Company's business in several of its primary metropolitan markets. No single account, however, represented more than 5% of the Company's net revenues for 1997. Among its more significant managed care agreements, the Company has contracts with United HealthCare Corporation, Kaiser Permanente, Aetna/U.S. Healthcare Health Plans, Health Insurance Plan of New York, PacifiCare Health Systems, Inc., MedPartners and Humana Health Plans. The Company also offers discount agreements and various fee-for-service arrangements to hospitals or hospital systems whose patients have home healthcare needs.

COMPETITION

The segment of the healthcare market in which the Company operates is highly competitive. In each of its lines of business there are a limited number of national providers and numerous regional and local providers.

The competitive factors most important in the Company's lines of business are its wide geographic coverage, ability to develop and maintain contractual relationships with managed care organizations, price of services, access to capital, ease of doing business, range of homecare services, quality of care and service and reputation with referral sources, including local physicians and hospital-based professionals. It is increasingly important to be able to integrate a broad range of homecare services through a single source. The Company believes that it competes effectively in each of its business lines with respect to all of the above factors and that it has an established record as a quality provider of home respiratory therapy and home infusion therapy as reflected by the JCAHO accreditation of its branches.

Other types of healthcare providers, including hospitals, home health agencies and health maintenance organizations, have entered and may continue to enter, the Company's various lines of business. Depending on their individual situation it is possible that the competitors of the Company may have or may obtain significantly greater financial and marketing resources than the Company.

GOVERNMENT REGULATION

Medicare Reimbursement. A substantial portion of the Company's revenue is attributable to payments received from third-party payors, including the Medicare and Medicaid programs and private insurers. For 1997, approximately 30% of the Company's net revenue was derived from Medicare and 9% from Medicaid. The Medicare reimbursement rate for home oxygen was reduced by 25%, effective January 1, 1998, pursuant to the provisions of the Balanced Budget Act of 1997. Medicare-reimbursed home oxygen services represented approximately 19.5% of the Company's net revenues in 1997. The estimated decrease in 1998 revenues and operating income resulting from this reimbursement reduction is $55 million to $60 million. A further reimbursement reduction of 5% will be effective on January 1, 1999. The levels of revenues and profitability of the Company, similar to those of other healthcare companies, have been and will continue to be subject to the effect of changes in coverage or payment rates by third-party payors. Such changes could have a material adverse effect on the business, results of operations or financial condition of the Company.

Medicare and Medicaid carriers also periodically conduct post-payment reviews and other audits of claims submitted. These Medicare and Medicaid contractors are under increasing pressure to scrutinize healthcare claims more closely. In addition, the home healthcare industry is generally characterized by long collection cycles for accounts receivable due to the complex and time-consuming requirements, including collection of medical necessity documentation, for obtaining reimbursement from private and governmental third-party payors. There can be no assurance that such long collection cycles or reviews and/or similar audits of the Company's claims and related documentation will not result in significant recoupments or denials which could have a material adverse effect on the Company's business, results of operations or financial condition.

In addition, Medicare has proposed the implementation of a competitive bidding system, which could result in lower reimbursement rates, or limits on increases in reimbursement rates, for healthcare services. There can be no assurance that such a competitive bidding system will not have a material adverse effect on the Company's business, results of operations or financial condition.

Operation Restore Trust. In May 1995, the federal government announced an initiative which would increase significantly the financial and human resources allocated to enforcing the fraud and abuse laws. Private insurers and various state enforcement agencies also have increased their scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices. Under Operation Restore Trust ("ORT"), the Office of the Inspector General (the "OIG"), in cooperation with other federal and state agencies, initially focused on the activities of home health agencies, hospices, durable medical equipment suppliers and nursing homes in New York, Florida, Illinois, Texas, and California, states in which the Company has significant operations. More recently, the ORT program has been expanded to include 12 other states in which the Company also has significant operations.

The Anti-Kickback Statute. As a provider of services under the Medicare and Medicaid programs, the Company is subject to the Medicare and Medicaid fraud and abuse laws including the "anti-kickback statute." At the federal level, the anti-kickback statute prohibits any bribe, kickback or rebate in return for the referral of patients covered by federal healthcare programs. Federal healthcare programs have been defined to include plans and programs that provide health benefits funded by the United States Government including Medicare, Medicaid, and CHAMPUS, among others. Violations of the anti-kickback statute may result in civil and criminal penalties and exclusion from participation in the federal healthcare programs. In addition, an increasing number of states in which the Company operates have laws that prohibit certain direct or indirect payments (similar to the anti-kickback statute) or fee-splitting arrangements between healthcare providers, if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violation of these restrictions include exclusion from state funded healthcare programs, loss of licensure and civil and criminal penalties. Such statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. A failure to comply with the provisions of the federal or state anti-kickback statutes could have a material adverse effect on the Company.

Physician Self-Referrals. Subject to certain exceptions, the Omnibus Budget Reconciliation Act of 1993 (commonly known as "Stark II") prohibits a physician or a member of such physician's immediate family from referring Medicare and Medicaid patients for "designated health services" to an entity with which the physician has a financial relationship. The term "designated health services" includes several services commonly performed or supplied by the Company, including durable medical equipment, home health services and parenteral and enteral nutrition. In addition, "financial relationship" is broadly defined to include any ownership or investment interest or compensation arrangement pursuant to which a physician receives remuneration from the provider at issue. Violations of Stark II may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs. Stark II is broadly written and at this point, only proposed regulations have been issued to clarify its meaning and application. Regulations for a predecessor law, Stark I, were published in August 1995 and remain in effect, but provide little guidance on the application of Stark II to the Company's business. While the proposed Stark II regulations do not have the force and effect of law, they provide some guidance as to what may be included in the final version. Issued on January 9, 1998, the proposed regulations purport to define previously undefined key terms, clarify prior definitions and create new exceptions for certain "fair market value" transactions, de minimis compensation arrangements and discounts, among others. It is unclear when these regulations will be finalized and until such time, they cannot be relied upon in structuring transactions. In addition, a number of the states in which the Company operates have similar prohibitions on physician self-referrals. A failure to comply with the provisions of Stark II (including the Stark I regulations), or the state law equivalents, could have a material adverse effect on the Company.

Other Fraud and Abuse Laws. The False Claims Act imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act may result in civil monetary penalties and exclusion from the Medicare and Medicaid programs. The Health Insurance Portability and Accountability Act of 1996 created two new federal crimes:
"Health Care Fraud" and "False Statements Relating to Health Care Matters." The Health Care Fraud statute prohibits knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program. A violation of this statute is a felony and may result in fines and/or imprisonment. The False Statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Civil monetary penalties under the False Claims Act and certain other, similar, statutes may include treble damages. Recently, the federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the general fraud and abuse laws. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area.

A failure to comply with any of the fraud and abuse laws could have a material adverse impact on the Company.

Internal Controls. The Company maintains several programs designed to minimize the likelihood that the Company would engage in conduct or enter into contracts violative of the fraud and abuse laws. Contracts of the types subject to these laws are reviewed and approved at the corporate level. The Company maintains a contract compliance review program established and monitored by its Legal Department. The Company also maintains various educational programs designed to keep its managers updated and informed on developments with respect to the fraud and abuse laws and to remind all employees of the Company's policy of strict compliance in this area. While the Company believes its discount agreements, billing contracts, and various fee-for-service arrangements with other healthcare providers comply with applicable laws and regulations, there can be no assurance that further judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on the Company's business (see "Risk Factors").

Healthcare Reform Legislation. Economic, political and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Healthcare reform proposals have been formulated by members of Congress and by the current administration. In addition, some of the states in which the Company operates periodically consider various healthcare reform proposals. The Company anticipates that Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methodologies and public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or that any such reforms will not have a material adverse effect on the Company's business and results of operations.

Healthcare is an area of extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors.

The Company does not presently anticipate major legislative changes to the Medicare program during the remainder of 1998, particularly to reimbursement for home respiratory equipment and services. However, recommendations for changes may result from an ongoing study of patient access by the General Accounting Office ("GAO") and to the potential findings of the National Bipartisan Commission of the Future of Medicare.

The Balanced Budget Act of 1997 contained a number of significant provisions affecting Medicare reimbursement rates for services and equipment provided by the Company. A 25% statutory reduction in the reimbursement for home oxygen was effective January 1, 1998 with an additional 5% reduction scheduled to take effect January 1, 1999. The GAO was directed by the Balanced Budget Act of 1997 to report in 18 months on the effect of the reductions in oxygen reimbursement on accessibility by patients to home oxygen services.

The Balanced Budget Act of 1997 contained additional items that affect reimbursement for home medical equipment and services under Medicare Part B, including a provision to eliminate Consumer Price Index adjustments to home medical equipment reimbursement rates for the years 1998 through 2002.

Other provisions that are likely to affect levels of reimbursement to the Company for home medical equipment under the Medicare program include new authority of the Secretary of Health and Human Services to reduce the reimbursement for home medical equipment by 15% each year under an abbreviated inherent reasonableness rulemaking procedure; authority for the Secretary to conduct a demonstration project to determine the feasibility of using competitive bidding for selected items of home medical equipment; and a reduction of the Medicare reimbursement for drugs and biologicals from the current level of the lower of the estimated acquisition cost or the national average wholesale price ("AWP"), to 95% of the AWP with a dispensing fee paid to the Company's pharmacy.

Finally, the Balanced Budget Act of 1997 proposed that suppliers of home medical equipment be required to post surety bonds equal to 15% of their previous year's Medicare revenues (in a minimum amount of $50,000 and up to a maximum of $3 million) as a condition of participation in the Medicare program. The bonds would be used to secure suppliers' performance and compliance with Medicare program rules and requirements. The deadline for securing such bonds has been extended indefinitely, as the Health Care Financing Administration ("HCFA") is reviewing the bonding requirements.

EMPLOYEES

As of September 30, 1998, the Company had 8,818 employees, of which 7,275 were full-time and 1,543 were part-time. The Company's employees are not currently represented by a labor union or other labor organization, except for approximately 20 employees in the State of New York. The Company believes that its employee relations are good.

PROPERTIES

The Company's headquarters are located in Costa Mesa, California and currently consist of approximately 108,000 square feet of office space. The lease expires in 2001. The Company has approximately 320 branch facilities serving patients in all 50 states. These branch facilities are typically located in light industrial areas and average approximately 10,000 square feet. Each facility is a combination warehouse and office, with approximately 50% of the square footage consisting of warehouse space. Lease terms on branch facilities are generally five years or less.

Except for the facilities in Sherman, Texas and Beckley, West Virginia, which the Company owns, the Company leases all of its facilities.

LEGAL PROCEEDINGS

The Company and certain of its present and former officers and/or directors are defendants in a class action lawsuit, In Re Apria Healthcare Group Securities Litigation, filed in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. Pursuant to a Court Order dated May 27, 1998, the plaintiffs in the original three class actions filed a Consolidated Amended Class Action Complaint on August 6, 1998. The Amended Complaint purports to establish a class of plaintiff shareholders who purchased the Company's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The Amended Complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding the Company and its financial condition in violation of federal securities laws. The Amended Complaint seeks compensatory and punitive damages as well as other relief.

Two similar class actions were filed during July, 1998 in the Superior Court of California for the County of Orange: Schall v. Apria Healthcare Group Inc., et al. (Case No. 797060) and Thompson v. Apria Healthcare Group Inc., et al. (Case No. 797580). These two actions were consolidated by a Court Order dated October 22, 1998. Pursuant to that Order, a consolidated and amended complaint must be filed by December 7, 1998. The Company anticipates that allegations similar to those asserted in the Amended Complaint in the federal action will be asserted in the consolidated state action, although the claims will be founded on state law, as opposed to federal law.

The Company believes that it has meritorious defenses to the plaintiffs' claims, and it intends to vigorously defend itself in both the federal and state cases. In the opinion of the Company's management, the ultimate disposition of these class actions will not have a material adverse effect on the Company's financial condition or results of operations.

The Company has received seven subpoenas from the U.S. Attorney's office in Sacramento, California, requesting documents related to the Company's billing practices. See "Risk Factors -- U.S. Attorney Investigation."

                                   MANAGEMENT

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the directors and executive officers of the Company as of September 30, 1998.

                NAME                  AGE                POSITIONS
                ----                  ---                ---------
Ralph V. Whitworth..................  43    Chairman of the Board and Director
Philip L. Carter....................  50    Chief Executive Officer and Director
David H. Batchelder.................  49    Director
David L. Goldsmith..................  50    Director
Leonard Green.......................  72    Director
Richard H. Koppes...................  52    Director
Philip R. Lochner, Jr...............  55    Director
Beverly Benedict Thomas.............  55    Director
H. J. Mark Tompkins.................  57    Director
Lawrence M. Higby...................  53    President and Chief Operating
                                            Officer
Dennis E. Walsh.....................  48    Executive Vice President, Sales
Lisa M. Getson......................  36    Senior Vice President, Business
                                            Development and Clinical Services
Robert S. Holcombe..................  56    Senior Vice President, General
                                            Counsel and Secretary
James E. Baker......................  46    Vice President, Controller
Frank Bianchi.......................  54    Senior Vice President, Human
                                            Resources
Michael R. Dobbs....................  49    Senior Vice President, Logistics
George J. Suda......................  40    Senior Vice President, Information
                                            Services
Lawrence H. Mastrovich..............  36    Executive Vice President, Business
                                            Operations

RALPH V. WHITWORTH           Mr. Whitworth is a principal and Managing Member of
                             Relational Investors, LLC, a private investment company. He is also a partner in Batchelder &
                             Partners, Inc., a financial advisory and investment-banking firm based in La Jolla, California. From 1988 until 1996, Mr. Whitworth was president of Whitworth and Associates, a corporate advisory firm. Mr. Whitworth was appointed by a Committee of the Board of Directors in January 1998 to fill a newly created seat.

PHILIP L. CARTER             Mr. Carter has been Chief Executive Officer and a
                             Director of the Company since May 1998. Prior to joining the Company, Mr. Carter was President and Chief Executive Officer of MacFrugal's
                             Bargains-Close-Outs, Inc., a chain of retail discount stores since 1995 and had held the positions of Executive Vice President and Chief
                             Financial Officer of MacFrugal's from 1991 through
                             1995.

DAVID H. BATCHELDER          Mr. Batchelder has been a principal and Managing
                             Member of Relational Investors, LLC since March
                             1996. He also serves as the Chairman and Chief
                             Executive Officer of Batchelder & Partners, Inc., a financial advisory and investment banking firm based in La Jolla, California. Mr. Batchelder was appointed by the Board of Directors in July 1998 to fill a vacancy.

DAVID L. GOLDSMITH           Mr. Goldsmith has been a Managing Director of
                             Robertson, Stephens Investment Management, an investment banking firm, since 1998. Mr. Goldsmith was previously affiliated with BancAmerica
                             Robertson, Stephens & Company (formerly Robertson,
                             Stephens & Company LLC) from 1981 through 1998. Mr.
                             Goldsmith is also a director of Balanced Care
                             Corporation.

LEONARD GREEN                Mr. Green has served as President and Chief
                             Executive Officer of Green Management and
                             Investment Co., a private investment management company, since 1985. Mr. Green also serves as a director of Lincoln Services Corp.

RICHARD H. KOPPES            Mr. Koppes is Of Counsel to Jones, Day, Reavis &
                             Pogue, a law firm, and serves as a Consulting
                             Professor of Law and Co-Director of Education
                             Programs at Stanford University School of Law. He is also a principal of American Partners Capital
                             Group, a venture capital and consulting firm, since
                             August 1996. From May 1986 through July 1996, Mr.
                             Koppes held several positions with the California
                             Public Employees' Retirement System, including
                             General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. Mr. Koppes is also a director of Mercy Healthcare, a non-profit hospital system. Mr. Koppes was appointed by the Board of Directors in May 1998 to fill a newly created seat on the Board.

PHILIP R. LOCHNER, JR.       Mr. Lochner served as Senior Vice President of Time
                             Warner Inc. from July 1991 to July 1998. From March
                             1990 to June 1991, Mr. Lochner was a Commissioner of the Securities and Exchange Commission. He is on the Board of Governors of the National Association of Securities Dealers and a member of the Advisory
                             Council of Republic New York Corporation. He is also a Trustee of The Canterbury School. Mr.
                             Lochner was initially appointed by the Board of Directors in June 1998 to fill a newly created seat on the Board and was elected by the shareholders to a full term in July 1998.

BEVERLY BENEDICT THOMAS      Ms. Thomas is the principal of BBT Strategies, a
                             consulting firm specializing in public affairs and strategic planning. Previously, Ms. Thomas was a principal of UT Strategies, Inc., a public affairs firm, from 1995 to 1998 and Assistant Treasurer of the State of California from 1991 to 1995. In addition to serving as a director of Catellus Real
                             Estate Development Corporation, a diversified real estate operating company, Ms. Thomas also serves as a Commissioner of the

Los Angeles City Employees' Retirement System. From 1993 to 1995, Ms. Thomas served on the Boards of the California Public Employees' Retirement System and the California State Teachers Retirement System. Ms. Thomas was initially appointed by the Board of Directors in June 1998 to fill a newly created seat on the Board and was elected by the shareholders to a full term in July 1998.

H. J. MARK TOMPKINS          Mr. Tompkins served as independent investment and
corporate advisor, President and Chief Executive Officer of Exfinco, S.a.r.l., a
                             Belgian company engaged in investment advisory activities, from 1994 until 1997. Mr. Tompkins was appointed by a committee of the Board of Directors in March 1997 to fill a vacancy and was thereafter elected to a full term by the shareholders. Mr.
                             Tompkins was a member of the Abbey Board of Directors from September 1992 until the time of the merger and is currently a director of Kemgas
                             Limited and of Shoplink, Inc. From 1987 through
                             June 1994, Mr. Tompkins served as a Chief Executive
                             Officer of a French investment advisory concern, Cofinex, E.u.r.l. Mr. Tompkins was a senior partner in international real estate development firms with operations in the United States from 1981 through 1993.

LAWRENCE M. HIGBY            Mr. Higby joined Apria in November 1997 as
                             President and Chief Operating Officer. Prior to joining Apria, Mr. Higby served as President and Chief Operating Officer of Unocal's 76 Products
                             Company and Group Vice President of Unocal
                             Corporation from 1994 to 1997. From 1986 to 1994,
                             Mr. Higby held various position with The Times
                             Mirror Company, including serving as Executive Vice
                             President Marketing of the Los Angeles Times and
                             Chairman of the Orange County Edition
                             (1992 - 1994).

DENNIS E. WALSH              Mr. Walsh was promoted to Executive Vice President,
                             Sales in January 1998. Mr. Walsh served as Senior
                             Vice President, Western Zone from March 1997 to
                             January 1998. From June 1995 to March 1997, he served as Senior Vice President, Sales and
                             Marketing. He served as Vice President, Sales of
                             Homedco from November 1987 to June 1995.

LISA M. GETSON               Ms. Getson was promoted to Senior Vice President,
                             Business Development and Clinical Services in
                             August 1998. Ms. Getson served as Senior Vice
                             President, Marketing, from January 1998 to August
                             1998 and Vice President, Marketing from November
                             1995 to August 1997. She served as Director of
                             Marketing, Infusion from June 1995 to November
                             1995. From May 1994 to June 1995, she served as
                             Director of Business Development of Abbey Home
                             Healthcare. From 1989 to 1994, Ms. Getson held various positions with Critical Care America, including Director of Marketing and Business
                             Development from January 1993 to May 1994.

ROBERT S. HOLCOMBE           Mr. Holcombe was promoted to Senior Vice President,
                             General Counsel and Secretary in August 1997. He served as Vice President, General Counsel and
                             Secretary from May 1996 to August 1997. Prior to joining Apria, Mr. Holcombe served as Senior Vice
                             President and General Counsel for The Cooper
                             Companies, Inc., a diversified specialty healthcare company, from December 1989 to April 1996.

JAMES E. BAKER               Mr. Baker has served as Vice President, Controller
                             of Homedco and, subsequently, the Company, since
                             August 1991. He served as Corporate Controller of
                             Homedco from November 1987 to August 1991.

FRANK BIANCHI                Mr. Bianchi joined the Company in May 1998 as its
                             Senior Vice President, Human Resources. Prior to joining Apria, Mr. Bianchi served as Senior Vice
                             President, Human Resources for MacFrugal's Bargain
                             Close-Outs, Inc. from 1989 until January 1998.

MICHAEL R. DOBBS             Mr. Dobbs joined the Company in June 1998 as its
                             Senior Vice President, Logistics. Prior to joining
                             Apria, Mr. Dobbs served as Vice President and
                             Senior Vice President of Distribution for
                             MacFrugal's Bargains Close-Outs, Inc., from 1991 to
                             January of 1998.

GEORGE J. SUDA               Mr. Suda was promoted to Senior Vice President,
Information Systems in July 1998. He served as Vice President, Information
                             Services Technology from June 1997 to July 1998 and as Director, Technology from January 1997 to June
                             1997. From July 1994 to January 1997, Mr. Suda was a self-employed information services consultant, providing services to Abbey and the Company. Mr.
                             Suda served as Director, Information Services, for
                             Taormina Industries, Inc., a waste and recycling company, from January 1989 to July 1994.

LAWRENCE H. MASTROVICH       Mr. Mastrovich was promoted to Executive Vice
                             President, Business Operations and began working at the Company's corporate headquarters in October
                             1998. He served as Division Vice President,
                             Operations of the Northeast Division from December
                             1997 to October 1998. Prior to that time he had served as a Regional Vice President for the Company and Homedco since 1994 and in various other capacities from 1984 to 1994.

                         DESCRIPTION OF THE DEBENTURES

The Debentures will be issued pursuant to an indenture to be dated as of
                     , 1998 (the "indenture governing the Debentures") between
the Company, as issuer, and             , as trustee (the "Trustee"). A copy of
the indenture governing the Debentures is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Debentures will include those stated in the indenture governing the Debentures and those provisions required by, or made a part of the indenture governing the Debentures by reference to, the Trust Indenture Act of 1939, as in effect on the date of the indenture governing the Debentures (the "Trust Indenture Act"). The Debentures will be subject to all such terms, and prospective investors are referred to the indenture governing the Debentures for a statement thereof.

The following summary of the Debentures is qualified in its entirety by express reference to the Debentures and the indenture governing the Debentures, which are incorporated by reference as a part of such summary. Capitalized terms defined in the indenture governing the Debentures shall have the same meanings herein.

GENERAL

The Debentures will be senior subordinated unsecured obligations of the Company, will be limited to an aggregate principal amount of $51,779,000, and will mature
on                      , 2004.

The Debentures will bear interest from the date of issuance at the rate of 10%
per annum. Interest will be payable semi-annually on           1 and           1
of each year (each, an "Interest Payment Date"), commencing              1,
1999, to holders of record at the close of business on the           15 or
          15 preceding each such Interest Payment Date. Prior to              ,
2002, interest will accrue on each Interest Payment Date but will not be paid by the Company, unless the Company elects to pay such interest in its sole discretion. Interest that is accrued and not paid on any Interest Payment Date
occurring prior to              , 2002 will bear interest at a rate of 10% per
annum from and after the applicable Interest Payment Date and will become due
and payable on              , 2002. The Company shall pay interest on overdue
principal and on overdue installments of interest, to the extent lawful, at a rate of 10% per annum. Principal of and interest on the Debentures will be payable at the office of the Paying Agent. Interest on the Debentures will be mailed to each holder's registered address. The Trustee will initially act as the Paying Agent.

The Debentures will be issued only in registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. Debentures may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. The Trustee will initially act as the Conversion Agent and Registrar. Any exchange or transfer will be without charge, except that the Company or the Registrar may, subject to certain exceptions, require payment of a sum sufficient to cover any tax, assessment, or other governmental charge that may be imposed in connection with the exchange or transfer.

CONVERSION RIGHTS

A holder may, at any time prior to maturity, convert the principal amount of a Debenture (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into newly issued, fully paid and nonassessable shares of Common Stock
at an initial conversion rate equal to                shares of Common Stock per
$1,000 principal amount of Debentures, subject to adjustment as described below (the "Conversion Rate"). The right to convert a Debenture called for redemption will terminate at the close of business on the Redemption Date for such Debenture or such earlier date as the holder presents the Debenture for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is redeemed). A Debenture for which a holder has delivered a form entitled "Option of Holder to Elect Purchase," exercising the holder's option to accept the Company's offer to purchase the Debenture, may be converted only if such form is withdrawn by a written notice of withdrawal delivered by the holder to the Paying Agent prior to the close of business on the Change of Control Payment Date in accordance with the indenture governing the Debentures.

No payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Debenture. Except as otherwise provided in the indenture governing the Debentures, accrued interest shall not be paid on converted Debentures. If any holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the holder on such record date. However, in such event, such Debenture, when surrendered for conversion, must be accompanied by delivery by the converting holder of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the current market price of the Common Stock.

Notwithstanding the foregoing, (i) if the Company elects not to pay interest on
any Interest Payment Date occurring prior to              , 2002 and any holder
surrenders a Debenture for conversion prior to              , 2002, unpaid
interest accrued to such Interest Payment Date, together with interest at a rate of 10% per annum thereon from such Interest Payment Date to the conversion date (collectively, the "Accrued Interest Payment"), shall be paid by either of the following methods selected by the Company: (a) in cash on the conversion date or
(b) in cash on              , 2002, together with interest accrued on such
Accrued Interest Payment at a rate of 10% per annum from the conversion date
through              , 2002, and (ii) if any Debenture is called for redemption
on or prior to                , 2002 [the first date upon which Debentures can
be redeemed or, if such first redemption date is not an Interest Payment Date, the Interest Payment Date immediately succeeding such date] and such Debenture is surrendered for conversion at any time during the ten (10) business days immediately preceding the date fixed for redemption, interest shall accrue on
such Debenture through, but not including, the earlier of (x)              ,
2002 and (y) the date fixed for redemption and shall be payable on the date fixed for redemption.

The Conversion Rate is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on any class of Capital Stock of the Company, (ii) the subdivision, reclassification or combination of the outstanding shares of Common Stock, (iii) the issuance to all or substantially all holders of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined in the indenture governing the Debentures, (iv) the distribution, by dividend or otherwise, to all or substantially all holders of Common Stock evidences of its indebtedness, shares of capital stock or assets (including securities, but excluding any rights, warrants or options referred to in paragraph (iii) above, any dividend or distribution paid exclusively in cash, any dividend or distribution referred to in paragraph (i) above and any merger or consolidation), (v) the distribution to all or substantially all holders of Common Stock of cash (excluding any cash that is distributed upon a merger or consolidation or a sale or transfer of all or substantially all of the assets of the Company to which the indenture governing the Debentures applies or as part of a distribution referred to in paragraph (iv) above) in an aggregate amount that, combined together with (a) the aggregate amount of any other distributions to all or substantially all holders of its Common Stock made exclusively in cash within the 12 months preceding the date of payment of such distribution and which does not trigger a Conversion Rate adjustment and (b) the aggregate of any cash plus the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a board resolution filed with the Trustee) of consideration payable in respect of any tender offer by the Company or any of its Subsidiaries for all or any portion of the Common Stock concluded within the 12 months preceding the date of payment of such distribution and which does not trigger a Conversion Rate adjustment, exceeds an amount equal to 12.5% of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution, and (vi) in the event that a tender or exchange offer made by the Company or any Subsidiary for all or any portion of the Common Stock shall expire and such tender or exchange offer (as amended upon its expiration) shall require the payment to shareholders (based on the acceptance of Purchased Shares (as defined below) of an aggregate consideration having a fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a board resolution filed with the Trustee) that combined together with (a) the aggregate of the cash plus the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a board resolution), as of the expiration of such tender or exchange offer, of consideration payable in respect of any other tender or exchange offer by the Company or any Subsidiary for all or any portion of the Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer and which does not trigger a Conversion Rate adjustment and (b) the aggregate amount of any distributions to all or substantially all holders of the Company's Common Stock within 12 months preceding the expiration of such tender or exchange offer and which does not trigger a Conversion Rate adjustment, exceeds 12.5% of the market capitalization on the expiration of such tender or exchange offer. No adjustment in the Conversion Rate is required unless such adjustment (plus any adjustments not previously made) would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this sentence are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the assets of the Company as an entirety to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Debentures will become convertible into the kind and amount of shares of stock and other securities and property (including cash) that the holders would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction.

The term "all or substantially all" as used in the previous two paragraphs has not been interpreted under New York law (which is the governing law of the indenture governing the Debentures) to represent a specific quantitative test. As a consequence, in the event the holders of the Debentures elected to exercise their rights under the indenture governing the Debentures and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the holders of the Debentures from asserting that the Conversion Rate is subject to adjustment or that the Debentures are convertible into other shares of stock and other securities and property that the holders would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction.

Certain adjustments to the Conversion Rate to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities, or other property (including cash) to holders of the Common Stock may result in constructive distributions taxable as dividends to holders of the Debentures.

OPTIONAL REDEMPTION BY THE COMPANY

The Debentures will be redeemable at the Company's option, in whole at any time
or in part from time to time, on and after              , 2002 upon not less
than 30 not more than 60 days' notice. The Company will redeem the Debentures at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on of the year set forth below, plus, in each case, accrued and unpaid interest, including interest on such accrued and unpaid interest, to the date of redemption:

                        YEAR                          PERCENTAGE
                        ----                          ----------
2002................................................      104%
2003................................................      102%
2004................................................      100%

REPURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

Upon the occurrence of a Change of Control (as defined below), the Company will be required to make an offer (the "Change of Control Offer") to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of a holder's Debentures at a purchase price equal to 101% of the aggregate principal amount of the Debenture plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company shall mail a notice to each holder (which notice shall govern the terms of the Change of Control Offer) stating (i) that the Change of Control Offer is being made pursuant to the covenant in the entitled "Limitation on Change of Control" and that all Debentures tendered will be accepted for payment, (ii) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), (iii) that any Debenture not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Debentures accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date, (v) that holders electing to have any Debentures purchased pursuant to a Change of Control Offer will be required to surrender the Debentures, with the form entitled "Option of Holder to Elect Purchase" on the reverse side of the Debentures completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date,
(vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Debentures delivered for purchase, and a statement that such holder is withdrawing his or her election to have such Debentures purchased, and (vii) that holders whose Debentures are being purchased only in part will be issued new Debentures equal in principal amount to the unpurchased portion of the Debentures surrendered, which unpurchased portion must be equal to $1,000 principal amount or an integral multiple thereof.

On the Change of Control Payment Date, the Company will (i) accept for payment Debentures or portions thereof tendered pursuant to the Change of Control Offer,
(ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debentures or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Debentures the Company accepted together with an officers' certificate stating the Debentures or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Debentures accepted for payment an amount equal to the purchase price for such Debentures, and the Trustee shall promptly authenticate and mail to each holder a new Debenture equal in principal amount to the unpurchased portion of the Debentures surrendered, if any; provided that each new Debenture shall be in a principal amount of $1,000 or an integral multiple thereof.

The Company will comply with the provisions of Rule 13e-4 and Rule 14e-1 under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with a Change of Control Offer.

The Change of Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, nor is the Change of Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions.

Depending upon the terms of the transaction, a future highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company's present management or directors could constitute a Change of Control. Neither the Company nor its current management has any current intention to engage in a transaction involving a Change of Control, although it is possible that the Company or its management may decide to do so in the future.

Subject to the limitation on mergers and consolidations discussed below and the covenants contained in the indenture governing the Notes, the Company could, in the future, enter into certain transactions, including certain recapitalizations, the sale of all or substantially all of its assets, or the liquidation of the Company, that would not constitute a Change of Control under the indenture governing the Debentures, but that would increase the amount of Senior Debt (or any other Indebtedness) outstanding at such time, substantially reduce or eliminate the Company's assets, or otherwise adversely affect the holders of the Debentures. Although the holders of the Debentures will have the benefit of covenants contained in the indenture governing the Notes for so long as such Notes are outstanding, there are no restrictions in the indenture governing the Debentures on the creation of additional Senior Debt (or any other Indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional Indebtedness could have an adverse effect on the Company's ability to service its Indebtedness, including the Debentures.

The Company's ability to purchase Debentures upon the occurrence of a Change of Control may be limited by the terms of then existing contractual obligations. In addition, the Company may not have sufficient financial resources to repurchase Debentures pursuant to a Change of Control Offer. The inability of the Company to repurchase Debentures tendered pursuant to a Change of Control Offer would constitute an Event of Default under the indenture governing the Debentures.

If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control Purchase Price for all Debentures tendered by the holders of the Debentures. Because the Notes contain provisions substantially identical to the Change of Control purchase feature of the Debentures, upon the occurrence of a Change of Control, holders of the Notes will also have the right to require the Company to repurchase the Notes. In addition, the Company's bank credit facility, which constitutes Senior Debt, provides that a change in control (as defined therein) will constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Debentures, absent a waiver, to be blocked by the subordination provisions of the Debentures. Even if such event of default did not occur or was waived, the exercise by any holder of Debentures of the right to require the Company to repurchase Debentures as a result of the occurrence of a Change of Control could create an event of default under Senior Debt of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "-- Subordination of Debentures" and "Other Financing Arrangements." Further, the terms of future Senior Debt or other future Indebtedness ranking pari passu in right of payment with the Debentures could require that such Indebtedness be repaid upon the occurrence of a Change of Control. Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the Debentures' subordination provisions.

SUBORDINATION OF DEBENTURES

The payment of principal of, premium, if any, and interest on the Debentures by the Company and any and all other obligations in respect of the Debentures or on account of any Claim (collectively, the "Subordinated Obligations") will be (1) pari passu with the Notes and (2) subordinated in right of payment, as set forth in the indenture governing the Debentures, to the prior payment in full of all Senior Debt, whether outstanding on the date of the indenture governing the Debentures or thereafter incurred. Upon any distribution to creditors of the Company in any insolvency or liquidation proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before payment is made on account of the Subordinated Obligations by or on behalf of the Company, and until all obligations with respect to Senior Debt are paid in full, any distribution to which the holders of Debentures would be entitled shall be made to the holders of Senior Debt.

The Company also may not make any payment on account of the Subordinated Obligations if (a) a default in the payment of the principal of, premium, if any, or interest on Senior Debt occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which the default relates to accelerate its maturity (a "Non-Payment Default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Senior Credit Representative or the Representative of the holders of any Designated Senior Debt. Payments on the Debentures may and shall be resumed (i) in the case of a payment default with respect to Senior Debt, upon the date on which such default is cured or waived in writing in accordance with the instruments governing such Senior Debt or such default shall have ceased to exist and

(ii) in case of a Non-Payment Default, the earlier of (A) the date on which such nonpayment default is cured or waived in writing in accordance with the instruments governing such Designated Senior Debt, (B) 179 days after the date on which the applicable Payment Blockage Notice is received, or (C) the date on which the Trustee receives written notice from the Senior Credit Representative or the Representative of other holders of Designated Senior Debt, as the case may be, terminating the payment blockage period or otherwise consenting to any proposed distribution or payment. During any consecutive 360-day period, the aggregate of all periods of payment blockage shall not exceed 179 days and there shall be a period of at least 181 consecutive days in each consecutive 360-day period when no payment blockage is in effect. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived in writing in accordance with the instruments governing such Senior Debt for a period of not less than 90 days.

For purposes of the indenture governing the Debentures, a distribution may consist of cash, securities or other property, by set-off or otherwise.

The indenture governing the Debentures will further require that the Company promptly notify holders of Senior Debt if payment of the Debentures is accelerated because of an Event of Default.

Although the holders of the Debentures will have the benefit of covenants contained in the indenture governing the Notes for so long as such Notes are outstanding and are not waived by the holders of the Notes, the indenture governing the Debentures does not limit the amount of future or additional Indebtedness, including Senior Debt, that the Company can create, incur, assume, or guarantee, nor does the indenture governing the Debentures limit the amount of Indebtedness that any subsidiary can incur. All Indebtedness of the Company incurred from time to time under the Company's revolving credit facility and master lease facilities will constitute Senior Debt. See "Capitalization." As of November 20, 1998, the Company had approximately $288.0 million of Indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Debt. The Debentures will rank pari passu in right of payment with the Notes, which Indebtedness aggregated approximately $200 million as of November 20, 1998.

The Debentures will be pari passu in right of payment with the Notes, and the Debentures include a cross-default provision whereby any default under the indenture governing the Notes will constitute a default under the indenture governing the Debentures. Nonetheless, the rights of the holders of Debentures will vary from the rights of the holders of the Notes in certain respects. The
Notes mature                months prior to the maturity date of the Debentures.
In addition, the indenture governing the Notes permits the Notes to be redeemed at the option of the Company prior to maturity and may require the Notes to be redeemed in whole or in part out of the proceeds of any Asset Sale (as defined in the indenture governing the Notes). As a result, the times at which the Debentures and Notes will be repaid or redeemed will likely not be identical, and there may be circumstances under which holders of the Notes are entitled to be repaid or redeemed when holders of Debentures are not.

Once the Notes have been repaid in full or defeased (which may occur at maturity or upon an earlier redemption or defeasance), the covenants contained in the indenture governing the Notes will terminate, and the holders of the Debentures will no longer enjoy the protections afforded by those covenants.

Holders of Debentures will have no right to approve or disapprove of any waiver of any default under the indenture governing the Notes; and, as a result, holders of Debentures will be subject to determinations made by the holders of Notes. The indenture governing the Debentures, however, includes a provision that requires the Company to pay to each holder of Debentures an amount (calculated per $1,000 principal amount of Debentures) equal to any amount (per $1,000 principal amount of Notes) paid to any holder of Notes in exchange for or in consideration for the granting of any waiver of any default under the indenture governing the Notes or the granting of any consent to any amendment to the indenture governing the Notes that would have the effect of eliminating or avoiding any default under the indenture governing the Notes.

SENIOR SUBORDINATED GUARANTEES OF DEBENTURES

Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, to each holder and the Trustee, the full and prompt performance of the Company's obligations under the indenture governing the Debentures and the Debentures, including the payment of principal of and interest on the Debentures. The Company will cause each person (other than an Unrestricted Subsidiary) that shall become a Subsidiary after the Issue Date to execute and deliver a supplement to the indenture governing the Debentures pursuant to which such person will guarantee the payment of the Debentures on the same terms and conditions as the Guarantees by the Subsidiary Guarantors. Notwithstanding the foregoing, (i) no Foreign Subsidiary shall be required to become a Subsidiary Guarantor unless such Foreign Subsidiary guarantees any Indebtedness of the Company or any other Subsidiary that is not a Foreign Subsidiary and (ii) no Permitted Joint Venture shall be required to become a Subsidiary Guarantor unless such Permitted Joint Venture guarantees all other Indebtedness of the Company or any Subsidiary.

Upon the sale or disposition of all of the Capital Stock of any Subsidiary Guarantor or the sale or disposition of all or substantially all of the assets of any Subsidiary Guarantor to an entity which is not a Subsidiary of the Company, in each case, and which is otherwise in compliance with the indenture governing the Debentures, such Subsidiary Guarantor shall be released from its Guarantee and related obligations set forth in the indenture governing the Debentures; provided however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, other Indebtedness of the Company under the Notes, the Senior Credit Facility, related documents and future refinancings thereof shall also terminate upon such sale, release or transfer.

Each Subsidiary Guarantor's obligations are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities (including, but not limited to, Guarantor Senior Debt of such Subsidiary Guarantor) of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture governing the Debentures, result in the obligations of such Subsidiary Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

Each Subsidiary Guarantor may consolidate with or merge into or sell its assets to the Company or another Subsidiary Guarantor without limitation. Each Subsidiary Guarantor may consolidate with or merge into or sell its assets to a corporation other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor), provided that, subject to the provisions governing the sale or disposition of a Subsidiary Guarantor discussed above, (a) if the surviving corporation is not the Subsidiary Guarantor, the surviving corporation agrees to assume such Subsidiary Guarantor's Guarantee and any of its obligations pursuant to the indenture governing the Debentures and (b) such transaction does not (i) violate any covenants set forth under the heading "Covenants" in the or (ii) result in a Default or Event of Default immediately thereafter that is continuing.

Payments by any Subsidiary Guarantor in respect of any Guarantee or on account of any Claim are subordinated to the prior payment in full of all Guarantor Senior Debt of such Subsidiary Guarantor to the same extent as the Debentures are subordinated to Senior Debt. On a pro forma basis, as of September 30, 1998, after giving effect to a $50 million repayment under the Company's bank credit agreement on November 13, 1998 and the issuance of the Debentures and the application of the proceeds therefrom, the Company and its subsidiaries would have had $238.4 million of Senior Debt, Guarantor Senior Debt and Indebtedness of non-guarantor subsidiaries which would effectively rank senior to the Debentures and the Guarantees.

EVENTS OF DEFAULT, NOTICE AND WAIVER

The following events constitute "Events of Default" under the indenture governing the Debentures: (i) the Company's failure to make any interest payment on the Debentures when due and payable, and the continuance of such default for a period of 30 days; (ii) the Company's failure to pay principal of the Debentures when due and payable, whether at maturity, upon acceleration, redemption or otherwise; (iii) the Company's or a Subsidiary Guarantor's failure to comply with any other agreement or covenant contained in the Debentures or the indenture governing the Debentures, if such failure continues unremedied for 30 days after notice given by the Trustee or the holders of at least 25% in principal amount of the outstanding Debentures; (iv) a default under any bond, debenture, or other evidence of Indebtedness of the Company or any Subsidiary or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such Indebtedness, whether such Indebtedness now exists or shall hereafter be created, if both (a) such default results in the acceleration of such Indebtedness prior to its stated maturity or results from the failure to pay any of such Indebtedness at maturity and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $5 million or more at any one time; (v) any Subsidiary Guarantor defaults on, or repudiates its obligations under, its Guarantee of the Debentures if a final judicial determination is made that such Guarantee is not enforceable against any Subsidiary Guarantor in accordance with its terms; (vi) the Company or any Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (a) admits in writing its inability to pay its debts generally as they become due; (b) commences a voluntary case or proceeding; (c) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding; (d) consents to the appointment of a Custodian of it or for all or substantially all of its property; (e) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it; or (f) makes a general assignment for the benefit of its creditors; (vii) a court of competent jurisdiction enters a judgment, decree or order under any Bankruptcy Law that is for relief against the Company or any Subsidiary, in an involuntary case or proceeding which shall (A) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary, (B) appoint a Custodian of the Company or any Subsidiary, or for substantially all or its property, or (C) order the winding-up or liquidation of its affairs, and in each case the judgment, order or decree remains unstayed and in effect for 60 days; or (viii) any warrant of attachment is issued against any property of the Company or any Subsidiary having a value of at least $5 million, which warrant is not released, stayed or bonded against within 60 days after service of process with respect thereto, or final judgments not covered by insurance for the payment of money which in the aggregate at any one time exceeds $5 million shall be rendered against the Company or any Subsidiary by a court of competent jurisdiction and shall remain undischarged for 60 days after judgment becomes final and nonappealable.

An "Event of Default" includes any default by the Company on any of the covenants contained in the indenture governing the Notes. Holders of Debentures, however, will have no right to approve or disapprove of any waiver of any default under the indenture governing the Notes by holders of the Notes. As a consequence, although the holders of Debentures will have the benefit of some of the protections afforded by the covenants contained in the Notes, holders of Debentures will be subject to determinations made by the holders of Notes on fundamental matters such as "Events of Default" and acceleration events under the Notes. The indenture governing the Debentures provides that holders of Debentures will be entitled to participate in any consent or waiver fee that is paid to holders of Notes in exchange for their waiver of any default or acceleration event under the Notes.

If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency, receivership or reorganization with respect to the Company or any Subsidiary) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures then outstanding may declare the principal amount of the Debentures due and payable. If an Event of Default resulting from certain events of bankruptcy, insolvency, receivership or reorganization shall occur with respect to the Company or any Subsidiary, the unpaid outstanding principal of and accrued interest on the Debentures shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any of the holders of the Debentures. Subject to certain limitations, the holders of a majority in principal amount of the Debentures then outstanding, by notice to the Trustee, may rescind an acceleration if all existing Events of Default other than nonpayment of accelerated principal are cured or waived. In certain cases the holders of a majority in principal amount of outstanding Debentures may waive any default and its consequences, except a default in the payment of principal of or interest on any of the Debentures.

Holders of the Debentures may not enforce the indenture governing the Debentures or the Debentures except as provided in the indenture governing the Debentures. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debentures may direct the trustee in its exercise of any trust or power. Subject to the indenture governing the Debentures, the Trustee may refuse to follow any direction that conflicts with any law or the indenture governing the Debentures, that the Trustee reasonably determines, in its sole discretion and in the absence of negligence or willful misconduct, may be prejudicial to the rights of another holder, or that may involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Debentures pursuant to the optional redemption provisions of the indenture governing the Debentures, an equivalent premium shall also become and be immediately due and payable to the
extent permitted by law. If an Event of Default occurs prior to                ,
2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on
redemption of the Debentures prior to                , 2002, then the premium
specified in the indenture governing the Debentures shall also become immediately due and payable to the extent permitted by law.

Under the indenture governing the Debentures, two officers of the Company are required to certify to the Trustee within 120 days after the end of each fiscal year of the Company whether or not they know of any Default or Event of Default that occurred during such fiscal year and, if applicable, describe such Default and the status thereof.

AMENDMENT

Except as provided in the next succeeding paragraphs, the indenture governing the Debentures or the Debentures may be amended or supplemented by the Company and each Subsidiary Guarantor and the Trustee with the consent of the holders of at least a majority in principal amount of the Debentures then outstanding (including consents obtained in connection with a tender offer or exchange offer for Debentures) without notice to the other holders of the Debentures, and any existing default or compliance with any provision of the indenture governing the Debentures or the Debentures may be waived with the consent of the holders of a majority in principal amount of the then outstanding Debentures (including consents obtained in connection with a tender offer or exchange offer for Debentures) without notice to the other holders of Debentures.

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Debentures held by a non-consenting holder of Debentures)
(i) reduce the principal amount of Debentures whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Debenture or alter the provisions with respect to any redemption or the purchase price in connection with repurchases of the Debentures upon a Change of Control, or otherwise, (iii) reduce the rate of or change the time for payment of interest on any Debenture, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Debentures or that resulted from a failure to comply with the covenants described under "Redemption or Repurchase at Option of Holders -- Change of Control" (except a rescission of acceleration of the Debentures by the holders of at least a majority in aggregate principal amount of the Debentures and a waiver of the payment default that resulted from such acceleration), (v) make any Debenture payable in any manner other than that stated in the Debentures, (vi) make any change in the provisions of the indenture governing the Debentures relating to waivers of past Defaults or the rights of holders of Debentures to receive payments of principal of or interest on the Debentures, (vii) waive a redemption payment with respect to any Debenture, (xiii) make any change to the conversion provisions of the indenture governing the Debentures that adversely affects the holders of Debentures, (ix) make any change to the subordination provisions of the indenture governing the Debentures that adversely affects the holders of Debentures, or (x) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without notice to or the consent of any holder of Debentures, the Company and the Subsidiary Guarantors and the Trustee may amend or supplement the indenture governing the Debentures or the Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to provide for the assumption of the Company's obligations to holders of the Debentures in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Debentures or that does not adversely affect the legal rights under the indenture governing the Debentures of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture governing the Debentures under the Trust Indenture Act.

LEGAL AND COVENANT DEFEASANCE

Upon compliance with certain conditions, the Company may be discharged from any and all of its obligations with respect to the Debentures. Notwithstanding the preceding sentence, certain obligations of the Company as provided for in the indenture governing the Debentures shall survive until otherwise terminated or discharged. Upon compliance with certain conditions, the Company may also omit to adhere to certain restrictive covenants contained in the indenture governing the Debentures and any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to any Debentures.

The conditions include, among other things, (i) the deposit with the Trustee of money and or U.S. government obligations in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Debentures' maturity or on the applicable redemption date or repurchase date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the Debenture; and (ii) the delivery to the Trustee of an opinion of counsel to the effect that the holder of the Debentures will not recognize income, gain or loss for United States federal income tax purposes as a result of such legal or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal or covenant defeasance had not occurred.

MERGERS AND CONSOLIDATIONS

Subject to the right of the holders to require the Company to purchase the Debentures in the event of a Change of Control, the Company may consolidate or merge with or into any other Person, and the Company may directly or indirectly transfer, sell or lease or otherwise dispose of all or substantially all of its properties and assets to any Person, provided (i) such Person is (a) a corporation, limited liability company, partnership or trust, (b) organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia (c) expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, payment of the principal of and interest on the Debentures and the performance and observance of every covenant of the indenture governing the Debentures; (ii) immediately after giving effect to such transaction, no Default or Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, sale or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this paragraph and that all conditions precedent provided for relating to such transaction have been complied with in all material respects.

CONCERNING THE TRUSTEE

               will be the Trustee under the indenture governing the Debentures.

The indenture governing the Debentures will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Debentures, it must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding Debentures will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the indenture governing the Debentures, is not unduly prejudicial to the rights of another holder or the Trustee, and does not involve the Trustee in personal liability.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the indenture governing the Debentures. Reference is made to the indenture governing the Debentures for a full disclosure of such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Adjusted Net Assets" of a Subsidiary Guarantor at any date shall mean the lesser of the amount by which (i) the fair value of the property of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Guarantee, of such Subsidiary Guarantor at such date and
(ii) the present fair salable value of the assets of such Subsidiary Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Subsidiary Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any Subsidiary of such Subsidiary Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding debt in respect of the Guarantee, as they become absolute and matured.

"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

"Board of Directors" means, with respect to any person, the Board of Directors of such person or any committee of the Board of Directors of such person duly authorized, with respect to any particular matter, to exercise the power of the Board of Directors of such person.

"Board Resolution" means, with respect to any person, a duly adopted resolution of the Board of Directors of such person.

"Business Day" means, with respect to any particular place of payment, place of conversion or any other place, as the case may be, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any such day on which banking institutions in New York City, New York, or in such particular place are authorized or obligated by law or executive order to close. If any day on which any delivery, request, surrender, payment or other action is required or permitted hereunder to be taken by or on behalf of a holder is not a Business Day in any place where such action is permitted hereunder to be taken, then such actions may be taken at such or any other permitted place on the next succeeding Business Day at such place with the same force and effect as if taken at the same time on such day that is not a business day at such place.

"Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such person, including Preferred Stock.

"Capitalized Lease Obligation" means obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations determined in accordance with GAAP.

"Change of Control" means either (i) the acquisition after the date of issuance of the Debentures, in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) by any person or entity or any group of persons or entities who constitute a group (within the meaning of Section 13(d)(3) of the Exchange Act) of any securities of the Company such that, as a result of such acquisition, such person, entity or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, more than 50% of the Company's then outstanding Voting Securities or
(b) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Company's Board of Directors, or (ii) a change in the composition of the Board of Directors of the Company such that a majority of the members of the Board of Directors of the Company are not Continuing Directors.

"Claim" means any and all rights to payment under or in respect of any Debenture, any Guarantee or the indenture governing the Debentures, all rights, remedies, demands, causes of action and claims of every type and description at any time held or asserted by, or arising in favor of, any holder of a Debenture against the Company or any Subsidiary Guarantor, or any of them or any of their assets, in each case on account of any breach of any promise, obligation, agreement, indemnity or covenant in a Debenture or the indenture governing the Debentures or in any manner arising out of, or directly relating to, the offer, sale or purchase of a Debenture or the performance or nonperformance or the payment or nonpayment thereof or under any Guarantee.

"Continuing Director" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

"Credit Agreement" means that certain Credit Agreement dated as of August 9, 1996 between Apria Healthcare Group Inc. and certain of its subsidiaries, Bank of America National Trust and Savings Association, Nationsbank of Texas, N.A., and certain other financial institutions, as amended, or other analogous documents entered into in connection with any refinancing thereof, as any of the foregoing has been or may from time to time be amended, received, supplemented or otherwise modified at the option of the parties thereto.

"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"Designated Senior Debt" means (i) Indebtedness or Obligations under the Senior Credit Facility and (ii) any other Senior Debt permitted under the indenture governing the Debentures, the outstanding principal amount of which is $25 million or more and, if at least $25 million of Indebtedness (or commitments to fund Indebtedness) is outstanding under the Senior Credit Facility, consented to in writing by the Senior Credit Representative.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

"Existing Joint Ventures" means each non-wholly owned subsidiary of the Company on the date of first issuance of the Debentures under the indenture governing the Debentures.

"Foreign Exchange Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in currency values.

"Foreign Subsidiary" means any Subsidiary which is organized under the laws of a jurisdiction outside of the United States and which does not own any material assets or properties located within the United States.

"GAAP" means generally accepted accounting principles as in effect in the United States of America as of the date of the indenture governing the Debentures.

"Guarantor Senior Debt" means all Indebtedness and other Obligations specified below payable directly or indirectly by the applicable Subsidiary Guarantor, whether outstanding on the date of the indenture governing the Debentures or thereafter created, incurred or assumed by such Subsidiary Guarantor: (i) the principal of and interest on and all other Obligations related to the Senior Credit Facility (including, without limitation, all loans, letters of credit and other extensions of credit under the Senior Credit Facility, and all expenses, fees, reimbursements, indemnities and other amounts owing pursuant to the Senior Credit Facility); (ii) any other Indebtedness permitted to be incurred by any Subsidiary Guarantor under the terms of the indenture governing the Debentures, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Guarantee of such Subsidiary Guarantor; and (iii) all permitted renewals, extensions, refundings or refinancings thereof. All Post-Petition Interest on Guarantor Senior Debt shall constitute Guarantor Senior Debt. Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Debt shall not include (w) any liability for federal, state, local or other taxes owed or owing by the Subsidiary Guarantor, (x) any Indebtedness of the Subsidiary Guarantor to the Company or any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the indenture governing the Debentures. To the extent any payment of Guarantor Senior Debt (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Guarantor Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. All Guarantor Senior Debt shall be and remain Guarantor Senior Debt for all purposes of the indenture governing the Debentures, whether or not subordinated in an Insolvency or Liquidation Proceeding.

"Indebtedness" means with respect to any person, without duplication: (i) all liabilities, contingent or otherwise, of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by bonds, notes, debentures, drafts accepted or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property (other than any such balance that represents an account payable or any other monetary obligation to a trade creditor created, incurred, assumed or guaranteed by such person in the ordinary course of business of such person in connection with obtaining goods, materials or services, which account is not overdue by more than 90 days, according to the original terms of sale, unless such account payable is being contested or has been renegotiated in good faith), (c) for the payment of money relating to a Capitalized Lease Obligation, or (d) pursuant to any Stock Guarantee Obligations; (ii) reimbursement obligations of such person with respect to letters of credit; (iii) obligations of such person with respect to Interest Swap Obligations and Foreign Exchange Agreements; (iv) all liabilities of others of the kind described in the preceding clause (i), (ii) or
(iii) that such person has guaranteed, that have been incurred by a partnership in which it is a general partner (to the extent such person is liable, contingently or otherwise, therefor) or that is otherwise its legal liability (other than endorsements for collection in the ordinary course of business); and
(v) all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such person are subject, whether or not the obligations secured thereby shall have been assumed by such person or shall otherwise be such person's legal liability (provided that if the obligations so secured have not been assumed by such person or are not otherwise such person's legal liability, such obligations shall be deemed to be in an amount equal to the lesser of the fair market value of such properties or assets or the amount necessary to discharge such Lien, as determined in good faith by the Board of Directors of such person, which determination shall be evidenced by a Board Resolution).

"Insolvency or Liquidation Proceeding" means (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or any Subsidiary Guarantor or to the creditors of the Company or such Subsidiary Guarantor, as such, or to the assets of the Company or such Subsidiary Guarantor, or (ii) any liquidation, dissolution, reorganization or winding up of the Company or such Subsidiary Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company or such Subsidiaries.

"Interest Payment Date" means the maturity of an installment of interest on the Debentures.

"Interest Swap Obligation" means any obligation of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount; provided that the term "Interest Swap Obligation" shall also include interest rate exchange, collar, cap, swap option or similar agreements providing interest rate protection.

"Investment" by any person means any investment or acquisition by such person, in any transaction or series of related transactions, whether by a purchase of assets, share purchase, capital contribution, loan, advance (other than reasonable loans and advances to employees for moving and travel expenses, as salary advances, and other customary loans and advances to employees incurred, in each case, in the ordinary course of business consistent with past practice) or similar credit extension constituting Indebtedness of such other person, and any guarantee of Indebtedness of any other person.

"Legal Holiday" means, when used with respect to a place of payment, a Saturday, a Sunday or a day on which banking institutions in New York, New York, Los Angeles, California or at such place of payment are not required to be open.

"Lien" means any mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell which is intended to constitute or create a security interest, mortgage, pledge or lien, (other than bona fide options and agreements for the sale of assets) and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

"Non-Recourse Indebtedness" means Indebtedness that, under the terms thereof or pursuant to applicable law (i) neither the Company nor any Subsidiary (other than a Subsidiary being designated as an Unrestricted Subsidiary) is directly or indirectly liable with respect thereto, as an obligor, guarantor or otherwise,
(ii) with respect to which there is no recourse against any of the assets or properties of the Company or such Subsidiary and (iii) upon the occurrence of a default or event of default with respect thereto, would not permit (upon notice, lapse of time or both) any holder of other Indebtedness of the Company or any Subsidiary (other than a Subsidiary being designated as an Unrestricted Subsidiary) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Partnership Interest" means any general or limited partnership interest and any interest as a member of a limited liability company.

"Paying Agent" means the office or agency maintained by the Company where Debentures may be presented or surrendered for payment, except that, for the purposes of Articles XIII and IV of the indenture governing the Debentures relating to redemption of the Debentures and satisfaction and discharge of the indenture governing the Debentures, respectively, and the provisions of the indenture governing the Debentures summarized under the heading "Limitation on Change of Control," the Paying Agent shall not be the Company or any Subsidiary.

"Permitted Joint Venture" means any subsidiary which owns, operates, contracts with or services a health care business or facility or manufactures or provides healthcare products or services and (i) is formed to offer a participation in the assets, businesses or revenues

(income) owned or to be acquired by such subsidiary to any other person, (ii) of which the Company or any subsidiary is a general partner (or equivalent) or controls the general partner (or equivalent); and (iii) does not receive any Investment from the Company or any subsidiary.

"Post-Petition Interest" means all interest accrued or accruing after the commencement of any Insolvency or Liquidation Proceeding in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Senior Debt or Guarantor Senior Debt whether or not pursuant to applicable law or otherwise, the claim or such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

"Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock, whether outstanding on the date hereof or issued after the date of the indenture governing the Debentures, and including, without limitation, all classes and series of preferred or preference stock of such person.

"Record Date" means any Regular Record Date or Special Record Date.

"Redemption Price," when used with respect to any Debenture to be redeemed, means the price fixed for such redemption pursuant to the indenture governing the Debentures and the Debentures.

"Regular Record Date" for interest payable in respect of any Debenture on any
Interest Payment Date means the                15 or                15 (whether
or not a Business Day) next preceding the relevant Interest Payment Date.

"Senior Credit Facility" means the Credit Agreement and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing thereunder (or under any subsequent Senior Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

"Senior Credit Representative" means Bank of America National Trust and Savings Association, in its capacity as the lead lender under the Senior Credit Facility, or any successor thereto as an agent or administrative agent for the lenders under the Senior Credit Facility, or as the lead lender thereunder.

"Senior Debt" means all Indebtedness and other obligations specified below payable directly or indirectly by the Company, whether outstanding on the date of the indenture governing the Debentures or thereafter created, incurred or assumed by the Company: (1) the principal of and interest on and all other obligations related to the Senior Credit Facility (including, without limitation, all loans, letters of credit and other extensions of credit under the Senior Credit Facility, and all expenses, fees, reimbursements, indemnities and other amounts owing pursuant to the Senior Credit Facility); (2) any other Indebtedness permitted to be incurred by the Company under the terms of the indenture governing the Debentures, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Debentures; and (3) all permitted renewals, extensions, refundings or refinancings thereof. All Post-Petition Interest on Senior Debt shall constitute Senior Debt. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include

(u) the Debentures, (v) the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the indenture governing the Debentures. To the extent any payment of Senior Debt (whether, by or on behalf of the Company or, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. All Senior Debt shall be and remain Senior Debt for all purposes of the indenture governing the Debentures, whether or not subordinated in an Insolvency or Liquidation Proceeding.

"Special Record Date" for the payment of any defaulted interest means a date fixed by the Trustee pursuant to the terms of the indenture governing the Debentures.

"Stock Guarantee Obligations" means all Obligations of a specified person or any subsidiary of such person to make payments (whether in cash, securities or other property) to any holder of the Capital Stock of such person or any of its Affiliates, or any option, warrant or other right to acquire such Capital Stock, in order to guarantee the value of such Capital Stock (or any such option, warrant or other right) at any time or to otherwise hold such holder harmless, in full or in part, for any decline in the value of such Capital Stock (or any such option, warrant or other right) or for the failure of such Capital Stock (or any such option, warrant or other right) to appreciate in value.

"subsidiary" means, with respect to any person, (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly, owned by such person, by one or more subsidiaries of such person or by such person and one or more subsidiaries of such person or (ii) a partnership in which such person or a subsidiary of such person is, at the date of determination, a general or limited partner of such partnership, but only if such person or its subsidiary is entitled to receive more than 50% of the assets of such partnership upon its dissolution, or (iii) any limited liability company or any other person (other than a corporation or a partnership) in which such person, a subsidiary of such person or such person and one or more subsidiaries of such person, directly or indirectly, at the date of determination, has (a) at least a majority ownership interest or (b) the power to elect or direct the election of a majority of the directors or other governing body of such person.

"Subsidiary" means a corporation more than 50% of the outstanding Voting Securities of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

"Subsidiary Guarantor" means (i) Apria Healthcare, Inc., Apria Number Two, Inc., ApriaCare Management Systems, Inc. and Apria Healthcare of New York State, Inc. and (ii) each of the Company's Subsidiaries that becomes a guarantor of the Debentures in compliance with the provisions of this section and (iii) any other Subsidiary executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the indenture governing the Debentures which are applicable to a Subsidiary Guarantor thereunder.

"Unrestricted Subsidiary" means (i) any Existing Joint Venture, so long as the Company is an Affiliate of such Existing Joint Venture, and (ii) any other Subsidiary incorporated or otherwise formed after the Issue Date that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and that, at the time of designation, has total assets not exceeding $1,000; but only to the extent that any person identified in the foregoing clauses (i) and (ii) also, at the time of designation (a) has no Indebtedness other than Non-Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such other Subsidiary than those that might be obtained at the time from persons who are not Affiliates and (c) is a person with respect to which neither the Company nor any Subsidiary has any obligation (1) to subscribe for additional shares of Capital Stock or Partnership Interests or (2) to maintain or preserve such person's financial condition or to cause such person to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. If, at any time, such Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture governing the Debentures and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary.

"Voting Securities" means, with respect to any person, the voting securities of such person entitled to vote on a regular basis for a majority of the Board of Directors of such person.

                          OTHER FINANCING ARRANGEMENTS

BANK CREDIT FACILITY

The following is a summary of the Company's bank credit facility and is qualified in its entirety by reference to the definitive agreements and instruments governing such indebtedness, copies of which have been filed as exhibits to the registration statement.

In August 1996, the Company and certain of its subsidiaries entered into a Credit Agreement with Bank of America National Trust and Savings Association, as the administrative agent, NationsBank of Texas, N.A., as the syndication agent, and a syndicate of other financial institutions (as amended to date, the "Credit Agreement"). The Credit Agreement was amended in April and August of 1997 and further amended in January, March and April of 1998, as a result of which total borrowings allowed under the Credit Agreement were reduced from an original maximum of $800 million to $400 million at April 15, 1997 (with further reductions scheduled for December 31, 1998, 1999 and 2000, respectively). In connection with these prior amendments to the Credit Agreement, amounts available for acquisitions were reduced, tighter restrictions were imposed on dividends and other distributions and interest rates and commitment fees were increased. In addition, these prior amendments to the Credit Agreement had the effect of waiving covenant deficiencies arising as the result of charges taken in 1997 and the termination of the JLL/CIBC Investment (as defined in the Credit Agreement).

In November 1998, the Credit Agreement was amended and restated in order to avoid certain covenant defaults under the Credit Agreement and to provide the Company with increased flexibility in operating its business and pursuing acquisitions (the "November Amendment"). Pursuant to the November Amendment, the Company repaid $50 million under the Credit Agreement concurrently with the execution of the November Amend-ment, and the Company agreed to make an additional repayment with all the net proceeds received by the Company upon exercise of the Rights. The November Amendment provides that the Company will be in default if this Rights Offering is not consummated, and the Company has not paid the lenders the proceeds from the exercise of the Rights, by February 28, 1999. In consideration for the repayments and other amendments, and the payment of an amendment fee to the lenders totaling $598,734, the Credit Agreement was amended to eliminate any net worth maintenance covenant and to amend certain other covenants, which had the effect, among other things, of avoiding covenant defaults that would otherwise have occurred following the Company's announcement of its results of operations for the fiscal quarter ended September 30, 1998 and loosening somewhat the Credit Agreement's restrictions on the Company's ability to pursue acquisitions.

As a part of the November Amendment, the Company's remaining outstanding indebtedness under the Credit Agreement was restructured as a $288 million term loan (which will be reduced to $238.4 million with the $49.6 million repayment from the net proceeds of the exercise of the Rights) (the "Term Loan") and a $30 million revolving credit Agreement (the "Revolver"), both of which will mature on August 9, 2001. Pending consummation of the Rights Offering and the payment of the offering proceeds to the lenders, the Term Loan requires the Company to make mandatory prepayments in an amount equal to 50% of the Company's "excess cash flow" (as defined in the Credit Agreement). Following consummation of the Rights Offering, the Company will be required to make quarterly repayments of principal on the Term Loan in the amount of (i) $4 million, at the end of each calendar quarter during 1999 (with a credit in the first quarter of 1999 for prepayments made during the same quarter out of "excess cash flow"), (ii) $5 million, at the end of each calendar quarter during 2000, and (iii) $10 million, at the end of each of the first two calendar quarters during 2001, with the full amount of principal and interest on the Term Loan due and payable on August 9, 2001.

The Credit Agreement, as amended, permits the Company to elect one of two variable rate interest options: (a) 2.50% plus the higher of (i) the rate of interest in effect as publicly announced from time to time by Bank of America National Trust and Savings Association as its "reference rate" and (ii) 0.50% above the Federal Funds Rate or (b) a rate based on the London Interbank Offered Rate ("LIBOR") plus an additional increment of 3.50% per annum. In addition, a Revolver commitment fee will be payable in an amount equal to 0.75% per annum on the unused borrowings under the Revolver (increased from 0.50% per annum). Prior to the November Amendment, the Company was entitled to elect one of two variable interest rate options: either (a) a rate expressed as 0.75% plus the higher as between (i) the Federal Funds Rate plus 0.50% per annum and (ii) the Bank of America "reference" rate or (b) a rate based on LIBOR plus an increment of 2.25% per annum. The Company's effective interest rate at November 20, 1998 was 8.75% for borrowings under the Credit Agreement of $288.0 million.

The Credit Agreement, as amended and restated, contains certain additional covenants made by the Company, as summarized below.

     - Liens. The Company will not incur, assume or suffer to exist any Liens (as defined in the Credit Agreement) upon or with respect to any property or assets of the Company or its subsidiaries, except for Permitted Liens (as defined in the Credit Agreement).

     - Consolidation, Merger, Purchase or Sale of Assets. The Company will not
      (1) wind up, liquidate or dissolve its affairs, (2) merge or consolidate with any person, (3) sell, lease or otherwise dispose of all or any part of its property or assets, (4) enter into any partnership, joint venture or sale-leaseback transaction, or (5) purchase or otherwise acquire any part of the property or assets of any other person, subject to certain exceptions. Pursuant to the November Amendment, after the issuance of the Debentures the Company will be permitted to make acquisitions totaling up to $50 million in the aggregate during the term of the Credit Agreement (the "Acquisition Cap") and $25 million per acquisition; provided, however, that if the Company's Ratio of Consolidated Funded Indebtedness to Consolidated EBITDA falls below, and remains below, 3.0x for the four previous fiscal quarters, the Acquisition Cap will be increased by an additional $15 million for each year during the term of the Credit Agreement for which such ratio remains below 3.0x. During fiscal year 1999, the Company may use up to $50 million of the Acquisition Cap to pay unusual, nonrecurring cash expenses (which payments will reduce the Acquisition Cap on a dollar-for-dollar basis) and up to $17.5 million of such payments shall be excluded from the calculation of Consolidated EBITDA for purposes of calculating compliance with the negative covenants referenced below.

     - Dividends. The Company may not declare or pay dividends.

     - Limitation on Creation of Subsidiaries. The Company may not create or acquire any new subsidiaries except in connection with permitted acquisitions or reorganizations of existing subsidiaries.

     - Indebtedness. The Company may not incur any indebtedness, subject to certain exceptions.

     - Advances, Investments and Loans. The Company may not lend money to any person or acquire any stock, obligations or securities of any other person, subject to certain exceptions.

     - Transactions with Affiliates. The Company may not enter into any transactions with its affiliates, subject to certain exceptions.

     - Capital Expenditures. The Company may not make capital expenditures over a certain amount, expressed as a percentage of consolidated net revenues and described in more detail in the Credit Agreement.

     - Fixed Charge Coverage Ratio. The Company will not permit the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) to exceed 1.50x (for the period from September 30, 1998 through December 31, 1998), 1.45x (for the period from March 31, 1998 through December 31, 1999) and 1.55x (for periods after December 31, 1999).

     - Consolidated Funded Indebtedness to Consolidated EBITDA. The Company will not permit its Consolidated Funded Indebtedness to Consolidated EBITDA Ratio (as defined in the Credit Agreement) to exceed the following limits as of the following dates:


September 30, 1998......................................  4.00x
December 31, 1998.......................................  4.15x
March 31, 1999 through September 30, 1999...............  4.60x
December 31, 1999.......................................  4.20x
March 31, 2000..........................................  3.90x
June 30, 2000...........................................  3.70x
September 30, 2000......................................  3.50x
December 31, 2000.......................................  3.40x
March 31, 2001..........................................  3.25x
June 30, 2001...........................................  3.00x

     - Limitation on Voluntary Payments and Modifications of Indebtedness; Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements; etc. The Company will not (1) prepay, acquire or amend any Existing Indebtedness (as defined in the Credit Agreement), (2) modify its bylaws or certificate of incorporation, or (3) modify or enter into certain contracts as described in the Credit Agreement.

     - Limitations on Certain Restrictions on Subsidiaries. The Company will not create or allow to exist any restriction on the ability of any subsidiary of the Company to (1) pay to the Company dividends or other distributions or any indebtedness owed to the Company, (2) make loans to the Company, or
      (3) transfer any of its property or assets to the Company.

     - Business. The Company will not engage in any other business other than in the ordinary course of business.

9 1/2% SENIOR SUBORDINATED NOTES DUE 2002

GENERAL

The following is a summary of the Company's 9 1/2% Senior Subordinated Notes due 2002 and is qualified in its entirety by reference to the indenture governing the Notes, a copy of which is on file with the Securities and Exchange Commission.

The Company has outstanding $200 million principal amount of the Notes. The Notes bear interest at a rate of 9 1/2%, and interest on the Notes is payable semi-annually on November 1 and May 1. The Notes mature and are payable in full on November 1, 2002.

RANKING; SUBORDINATION

The Notes are general unsecured obligations of the Company. The payment of principal of, premium, if any, and interest on the Notes by the Company and any and all other obligations in respect of the Notes is (1) pari passu with the Debentures and (2) subordinated in right of payment, as set forth in the indenture governing the Notes, to the prior payment of all Senior Debt (which is defined in the same manner as such term is defined in the indenture governing the Debentures). The terms and conditions under which the Notes and Guarantees (as described below) are subordinated to Senior Debt are substantially the same as the subordination provisions applicable to the Debentures. As described more fully below, the indenture governing the Notes places certain restrictions on the ability of the Company to incur additional indebtedness.

GUARANTEES

The Notes are guaranteed (the "Guarantees") by all of the Company's wholly-owned domestic subsidiaries (the "Subsidiary Guarantors").

OPTIONAL REDEMPTION

The Notes are redeemable at the option of the Company, in whole at any time or in part from time to time, on and after November 1, 1998, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 1 of the year set forth below, plus, in each case, accrued interest thereon to the redemption date:

                        YEAR                          PERCENTAGE
                        ----                          ----------
1998................................................   104.750%
1999................................................   102.375%
2000 and thereafter.................................   100.000%

MANDATORY REDEMPTION

Except as set forth below under "-- Redemption or Repurchase at Option of Holders -- Change of Control" and "-- Asset Sales," the Company is not required to make any mandatory redemption or sinking fund payments prior to the maturity of the Notes.

REDEMPTION OR REPURCHASE AT OPTION OF HOLDERS

Change of Control. Upon the occurrence of a Change of Control (which is defined in the same manner as such term is defined in the indenture governing the Debentures), the Company will be required to make an offer (the "Change of Control Offer") to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of a holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment").

Asset Sales. The indenture governing the Notes provides that, subject to certain limitations and exceptions described in the indenture governing the Notes, the Company will not, and will not permit any of its Subsidiaries to, consummate any Asset Sale (which is defined in the indenture governing the Notes to include, among other things, sales of assets outside of the ordinary course of business) unless (i) the Company or the applicable subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company or, with respect to assets having a fair market value in excess of $20 million, an independent financial advisor) and at least 80% of the fair market value (as so determined) of the consideration so received by the Company or such subsidiary is in the form of cash and unless (ii) the Net Cash Proceeds (as defined in the indenture governing the Notes) received by the Company or such subsidiary from the Asset Sale are applied, at the Company's option, (a) to repay Senior Debt or Guarantor Senior Debt (which is defined in the same manner as such term is defined in the indenture governing the Debentures), (b) in a manner that would constitute a

Permitted Business Investment (as defined in the indenture governing the Notes), or (c) to the purchase of Notes pursuant to a Net Proceeds Offer. To the extent any such Net Cash Proceeds are not actually applied in accordance with clauses
(ii)(a) or (ii)(b) above and equal at least $5 million, the Company must make an offer (a "Net Proceeds Offer") to purchase Notes with the Net Cash Proceeds at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, which shall in the aggregate equal the amount of Net Cash Proceeds required by this covenant to be made available to purchase Notes in a Net Proceeds Offer.

CERTAIN COVENANTS

The indenture governing the Notes includes certain additional covenants, as summarized below, that are not included in the indenture governing the Debentures. Pursuant to the indenture governing the Debentures, an Event of Default (which is defined in the same manner as such term is defined in the indenture governing the Debentures) will occur with respect to the Debentures in the event that the Company defaults on any of the covenants contained in the indenture governing the Notes and the default is not cured within the applicable cure period or waived by the holders of a majority in principal amount of the Notes.

     - Limitation on Restricted Payments. The Company shall not make any Restricted Payment (as defined in the indenture governing the Notes) if at the time of such Restricted Payment, or after giving effect thereto, certain conditions or circumstances exist as described in the indenture governing the Notes.

     - Limitation on Incurrences of Additional Indebtedness. The Company shall not incur any Indebtedness (as defined in the indenture governing the Notes), except under certain circumstances and with respect to certain forms of Indebtedness.

     - Limitation on Liens. The Company shall not create, incur, assume or suffer to exist any Liens (as defined in the indenture governing the Notes) upon any of its assets unless the Notes are equally and ratably secured by the Liens covering such assets, except in certain circumstances.

     - Restriction on Sale and Ownership of Subsidiaries. The Company will not permit any of its subsidiaries to issue any capital stock or partnership interests (other than to the Company or to a wholly-owned subsidiary) or permit any person (other than the Company or a wholly-owned subsidiary) to own any capital stock or partnership interests of any subsidiary of the Company, except in certain circumstances.

     - Limitation on Payment Restrictions Affecting Subsidiaries. The Company shall not, directly or indirectly, create or suffer to exist, or allow to become effective any consensual Payment Restriction with respect to any of its subsidiaries, except in certain circumstances.

     - Limitations on Transactions with Affiliates. None of the Company, any subsidiary nor any Unrestricted Subsidiary (as defined in the indenture governing the Notes) shall (i) sell, lease, transfer, issue or otherwise dispose of any of its properties or assets or securities to, (ii) purchase any property, assets or securities from, (iii) make any Investment (as defined in the indenture governing the Notes) in, or (iv) enter into any contract or agreement with or for the benefit of an affiliate or significant stockholder (and any affiliate of such significant stockholder) of the Company or any subsidiary, except in certain circumstances and under certain conditions.

     - Senior Subordinated Debt. The indenture governing the Notes provides that the Company and the Subsidiary Guarantors (as defined in the indenture governing the Notes) shall not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt or Guarantor Senior Debt and senior in any respect in right of payment to the Notes or the Guarantees.

     - Limitations on Mergers and Certain other Transactions. The Company shall not (i) consolidate with or merge with or into any other person, or transfer (by lease, assignment, sale or otherwise) all or substantially all of its properties and assets as an entirety or substantially as an entirety to another person or group of affiliated persons or (ii) adopt a plan of liquidation, except under certain conditions.

EVENTS OF DEFAULT

The events which constitute a "Default" or "Event of Default" under the indenture governing the Notes are substantially similar to the events which constitute a "Default" or "Event of Default" under the indenture governing the Debenture.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for certain obligations specified in the indenture governing the Notes. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture governing the Notes ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The Company's authorized Common Stock consists of 150,000,000 shares of the Common Stock. All authorized shares of the Common Stock have a par value of $0.001 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. Subject to any preferential rights held by holders of the Preferred Stock, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. However, it is not presently anticipated that dividends will be paid on Common Stock in the foreseeable future, and certain of the debt instruments to which the Company is a party prohibit or restrict the payment of dividends. See "Dividend Policy." Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

As of November 1, 1998, there were outstanding 51,779,059 shares of the Common Stock. As of November 1, 1998, there were reserved for issuance upon the exercise of options 8,939,679 shares of the Common Stock, of which options for 6,104,309 shares of the Common Stock are outstanding.

PREFERRED STOCK

The Company's authorized Preferred Stock consists of 10,000,000 shares of the Preferred Stock. All authorized shares of the Preferred Stock have a par value of $0.001 per share. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations, or restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without further vote or action by the stockholders. The issuance of the Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of the Preferred Stock could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock.

As of November 1, 1998, there were no outstanding shares of the Preferred Stock.

PREFERRED STOCK PURCHASE RIGHTS

The Company has in place a "Rights Plan," unrelated to the rights, pursuant to which a right is attached to each share of Common Stock. Each right, when it becomes exercisable and until February 7, 2005, entitles the holder thereof to purchase from the Company one one-hundredth ( 1/100) of a share of Series A Junior Participating Stock, par value $0.001 per share (the "Junior Preferred Shares"), at a price of $130 per 1/100 of a Junior Preferred Share. The rights will become exercisable in circumstances in which a person or group of persons acquires, offers to acquire or announces an intent to acquire, beneficial ownership of 15% or more of the Company's Common Stock. Each Junior Preferred Share will be entitled to (1) preferential dividend payments, (2) a preferential liquidation payment and (3) preferential consideration in the event of any merger, consolidation or other transaction in which Common Stock is exchanged. In addition, each Junior Preferred Share will have 100 votes, voting together with the Common Stock. If a person acquires 15% or more of the Common Stock (an "Acquiring Person"), each holder of Common Stock upon exercise of a right will receive that number of shares of Common Stock having a market value of two times the then current purchase price of the right. The Board of Directors of the Company may, at any time prior to the close of business on the tenth business day following the public announcement that a person has become an Acquiring Person, elect to redeem the rights in whole, but not in part, at a price of $0.01 per right. The Company has agreed to reserve, from and after the rights become exercisable, 1,500,000 Junior Preferred Shares initially for issuance upon exercise of the rights.

                             PRINCIPAL SHAREHOLDERS

The table below sets forth the beneficial ownership of the Common Stock as of November 1, 1998 (except with respect to Relational Investors, LLC and its affiliates, whose beneficial ownership is as of November 20, 1998) (i) each director of the

Company, (ii) the chief executive officer and the other four most highly compensated executive officers of the Company who were serving as executive officers as of December 31, 1997 and certain other individuals who would have been included among the four most highly compensated executive officers of the Company, but for the fact that they were not serving as executive officers at December 31, 1997 (the "Named Executive Officers"), (iii) the directors and Named Executive Officers of the Company as a group and (iv) each person who at such time, to the Company's knowledge, beneficially owned more than five percent of the outstanding shares of the Common Stock of the Company.

                                                        AMOUNT AND NATURE   PERCENT
                                                          OF BENEFICIAL       OF
               NAME OF BENEFICIAL OWNER                     OWNERSHIP        CLASS
               ------------------------                 -----------------   -------
David H. Batchelder(1)................................      6,922,100        13.37%
Ralph V. Whitworth(1).................................      6,847,100        13.21
Relational Investors, LLC(1)..........................      6,847,100        13.21
Joel L. Reed(1).......................................      6,847,100        13.21
Richard C. Blum & Associates, L.P.(2).................      5,123,200         9.89
Richard C. Blum & Associates, Inc.(2).................      5,123,200         9.89
Richard C. Blum(2)....................................      5,123,200         9.89
Capital Guardian Trust Company(3).....................      4,815,600         9.30
Franklin Mutual Advisors, Inc.(4).....................      4,434,508         8.56
Charles B. Johnson(4).................................      4,434,508         8.56
Rupert H. Johnson, Jr.(4).............................      4,434,508         8.56
Joseph L. Harrosh(5)..................................      3,308,508         6.38
George L. Argyros(6)..................................      2,763,768         5.33
Stephen Feinberg(7)...................................      2,615,400         5.05
Jeremy M. Jones (8)...................................      1,254,314         2.42
Philip L. Carter(9)...................................        400,000            *
David L. Goldsmith(10)................................        345,236            *
Lawrence H. Smallen(11)...............................        159,860            *
Steven T. Plochocki(12)...............................         86,029            *
H.J. Mark Tompkins(13)................................         35,100            *
Richard H. Koppes(14).................................         26,000            *
Philip R. Lochner, Jr.(15)............................         26,000            *
Beverly Benedict Thomas(16)...........................         25,000            *
Robert S. Holcombe(17)................................         24,100            *
Leonard Green(18).....................................         20,000            *
Merl A. Wallace(19)...................................            106            *
Thomas M. Robbins(20).................................              0            *
All Directors and Named Executive Officers as a group
  (15 persons)(21)....................................      9,348,951        18.06%

-------------------------
  *  Less than 1%

 (1) According to a Schedule 13D, dated September 29, 1997, and amendments thereto dated January 27, 1998, February 3, 1998 and November 23, 1998, respectively, filed with the Securities and Exchange Commission, Relational Investors, LLC ("RILLC") has sole voting and sole dispositive power as to 6,847,100 shares, which includes 50,000 shares subject to options which will become exercisable on December 31, 1998. Each of Messrs. Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed for certain purposes to be beneficial owners of the shares beneficially owned by RILLC and to have shared voting and shared dispositive power over these shares. Mr. Whitworth became a Director of the Company on January 27, 1998 to fill a newly created position. Mr. Batchelder became a Director of the Company on July 28, 1998. Mr. Batchelder's holdings include 75,000 held in a personal account. The mailing address of RILLC and each of Messrs. Whitworth, Batchelder and Reed is 4330 La Jolla Village Drive, Suite 220, San Diego, California 92122.

 (2) According to a Schedule 13D, dated July 17, 1998, and an amendment thereto dated August 10, 1998, filed with the Securities and Exchange Commission, Richard C. Blum & Associates, L.P. ("RCBA L.P."), has sole voting and sole dispositive power as to 5,123,200 shares. As the sole general partner of RCBA L.P., Richard C. Blum & Associates, Inc. ("RCBA Inc."), is deemed the beneficial owner of the shares beneficially owned by RCBA L.P. and to have shared voting and shared dispositive power over these shares. As Chairman, director and a substantial shareholder of RCBA, Inc., Richard C. Blum might be deemed to be the beneficial owner of the shares beneficially owned by RCBA L.P. and to have shared voting and shared dispositive power over these shares. The mailing address of RCBA L.P., RCBA Inc. and Richard C. Blum is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

 (3) According to a Schedule 13G Amendment, dated February 10, 1998, filed with the Securities and Exchange Commission, the Capital Group Companies, Inc. ("Capital Group"), the parent holding company of a group of investment management companies (including Capital Guardian Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 ("Capital"), and several investment advisors registered under Section 203 of the Investment Advisors Act of 1940) that hold investment power and in some cases voting power over the securities reported, has sole voting power as to 4,574,900 shares and sole dispositive power as to 4,815,600 shares. Capital has sole voting power as to 4,516,900 shares and sole dispositive power as to 4,757,600 shares. The mailing address of Capital is 333 S. Hope Street, 52nd Floor, Los Angeles, California 90071.

 (4) According to a Schedule 13D, dated January 20, 1998, filed with the Securities and Exchange Commission, Franklin Mutual Advisors, Inc. ("Franklin") has sole voting and sole dispositive power as to 4,443,008 shares. Each of Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. own in excess of 10% of the outstanding Common Stock of Franklin Resources, Inc. ("FRI"), and Franklin is a wholly-owned subsidiary of FRI. As the principal shareholders of FRI, each of Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed for certain purposes to be beneficial owners of the shares beneficially owned by Franklin. The mailing address of Franklin is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The mailing address of Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. is c/o Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, California 94404.

 (5) According to a Schedule 13G, dated October 7, 1998, filed with the Securities and Exchange Commission, Joseph L. Harrosh has sole voting and dispositive power as to 3,308,508 shares. The mailing address for Mr. Harrosh is 40900 Grimmer Boulevard, Fremont, California 94538.

 (6) According to a Schedule 13D Amendment, dated April 27, 1998, filed with the Securities and Exchange Commission, Mr. Argyros has sole investment and dispositive power as to all 2,763,768 shares. This number includes 2,430,670 shares owned by HBI Financial, Inc., of which Mr. Argyros is the sole shareholder. This number also includes (i) 280,912 shares held in trust by two private charitable foundations of which Mr. Argyros is a vice president and director with respect to which he disclaims beneficial ownership, (ii) 500 shares held in a charitable trust of which Mr. Argyros is a trustee but not a beneficiary with respect to which he disclaims beneficial ownership, (iii) 31,050 shares held in a trust for the benefit of Mr. Argyros' children, for which Mr. Argyros disclaims beneficial ownership and (iv) 20,636 shares held by Mr. Argyros individually. The amount listed does not include 3,450 shares held in a trust of which Mr. Argyros is not a trustee for the benefit of certain of Mr. Argyros' adult children who do not share his household for which he disclaims beneficial ownership and 2,400 shares held in a trust of which Mr. Argyros is not a trustee for the benefit of Mr. Argyros' mother-in-law for which he disclaims beneficial ownership. Mr. Argyros resigned his position as Chairman of the Board effective as of May 27, 1998. The mailing address for Mr. Argyros is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

 (7) According to a Schedule 13D, dated February 17, 1998, filed with the Securities and Exchange Commission, Stephen Feinberg, in his capacity as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and as a person possessing investment authority on behalf of certain other persons and entities, has sole dispositive and voting power as to 1,950,000 shares and has certain investment authority over an additional 665,400 shares. Mr. Feinberg's address is 450 Park Avenue, 28th Floor, New York, New York 10022.

 (8) Includes 516,322 shares subject to options that are currently exercisable. Also includes (i) 696,262 shares held in a family trust of which Mr. Jones is a trustee, (ii) 2,000 shares held in trusts for the benefit of Mr. Jones' grandchildren for which Mr. Jones disclaims beneficial ownership,
     (iii) 19,730 shares held in a trust for the benefit of Mr. Jones' children for which Mr. Jones disclaims beneficial ownership and (iv) 20,000 shares held in an income trust for the benefit of Mr. Jones' children and grandchildren for which Mr. Jones disclaims beneficial ownership. Mr. Jones resigned as Chairman of the Board and Chief Executive Officer effective as of January 19, 1998. He resigned his position as Director of the Company on May 27, 1998.

 (9) Includes 375,000 shares subject to options that are currently exercisable. Mr. Carter became a Director and the Chief Executive Officer of the Company on May 5, 1998.

(10) Includes 20,000 shares subject to options that are currently exercisable and 25,000 shares subject to options which will become exercisable on December 31, 1998.

(11) Includes 56,120 shares subject to options that are currently exercisable. Mr. Smallen resigned as the Chief Financial Officer, Senior Vice President and Treasurer effective June 16, 1998.

(12) Includes 84,600 shares subject to options that are currently exercisable. Mr. Plochocki resigned as President and Chief Operating Officer of the Company effective as of September 26, 1997.

(13) Includes 25,000 shares subject to options that will become exercisable on December 31, 1998. Does not include 262,400 shares held through a company which is owned by trusts of which Mr. Tompkins is a contingent beneficiary. Said trusts are irrevocable, and neither Mr. Tompkins nor any member of his immediate family has any investment control with respect to the trusts or the company owned by them. Mr. Tompkins became a Director of the Company on March 4, 1997.

(14) Includes 25,000 shares subject to options that will become exercisable on December 31, 1998. Mr. Koppes became a member of the Board of Directors on May 5, 1998.

(15) Includes 25,000 shares subject to options that will become exercisable on December 31, 1998. Mr. Lochner became a member of the Board of Directors on June 30, 1998.

(16) Includes 25,000 shares subject to options that will become exercisable on December 31, 1998. Ms. Thomas became a member of the Board of Directors on June 30, 1998.

(17) Includes 14,000 shares subject to options that are currently exercisable. Also includes 100 shares held by Mr. Holcombe's spouse.

(18) Includes 19,000 shares subject to options that are currently exercisable and 25,000 shares subject to options which will become exercisable on December 31, 1998. Also includes 1,000 shares held by Mr. Green's spouse.

(19) Mr. Wallace resigned as the Executive Vice President, Corporate Operations of the Company, effective July 17, 1998.

(20) Mr. Robbins resigned as the Executive Vice President, Field Operations of the Company, effective August 7, 1998.

(21) Includes shares owned by certain trusts. Also includes 837,640 shares subject to options that are currently exercisable or will become exercisable on or before December 31, 1998.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain federal income tax consequences expected to result to stockholders from the issuance of the Rights, the disposition and exercise by holders of the Rights, and the ownership and disposition of the Debentures by holders acquiring them on original issue for cash pursuant to an exercise of the Rights. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the federal income tax consequences discussed below.

The tax treatment of a holder of the Rights and the Debentures may vary depending upon such holder's particular situation. Certain holders (including, but not limited to, certain financial institutions, insurance companies, tax-exempt organizations, broker-dealers, foreign corporations, nonresident alien individuals and persons holding the Debentures as part of a "straddle," "hedge" or "conversion transaction") may be subject to special rules not discussed below. This discussion is limited to holders who hold their Common Stock and will hold the Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. The Company will not seek a ruling from the Internal Revenue Service ("IRS") with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described below. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE RECEIPT OF THE RIGHTS AND THE OWNERSHIP AND DISPOSITION OF THE DEBENTURES RECEIVED PURSUANT TO AN EXERCISE OF THE RIGHTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

ISSUANCE, TRANSFER, LAPSE, AND EXERCISE OF RIGHTS

The Company intends to take the position that issuance of the Rights to its stockholders is not a taxable event to the stockholders based on analogous authorities and an IRS memorandum. It must be noted, however, that an IRS memorandum does not constitute binding precedent and there can be no assurance that the IRS would not change its views.

The issuance of the Rights will not result in taxable income to the stockholders if (i) it is treated as a nontaxable distribution of rights to acquire Common Stock under Section 305 of the Code and (ii) none of the exceptions under
Section 305(b) of the Code to that general rule of nontaxability applies. The issuance of the Rights will be treated as a Section 305 distribution if the value (if any) of the Rights is attributable solely to the conversion feature of the Debentures. The Company believes that any market value attributable to the Rights would be attributable to that conversion feature. In addition, none of the exceptions to the general rule of nontaxability in Section 305(a) of the Code applies to the issuance of the Rights. Accordingly, the issuance of the Rights should not result in taxable income to the stockholders.

The basis of Rights issued in a Section 305 distribution is determined under
Section 307 of the Code. If the fair market value of the Rights at the time of the issuance is less than 15% of the fair market value of the Common Stock, the basis of the Rights issued to each Stockholder will be zero and the basis of the shares of Common Stock held by each of the stockholders will not change as a result of the issuance of the Rights. However, a Stockholder can elect to apportion the basis of the shares of Common Stock held by him between the Rights and the Common Stock on the basis of the fair market value of each as of the time of the issuance of the Rights. Such an apportionment will be made only if the Rights are exercised or sold and will not be made if the Rights expire unexercised.

A holder of the Rights who permits the Rights received in the issuance to expire unexercised does not realize a loss for federal income tax purposes since the receipt of the Rights does not give rise to taxable income and no basis is allocated to the Rights if they expire unexercised.

A holder of the Rights who sells the Rights received in the issuance prior to exercise will recognize capital gain or loss equal to the difference between the sale proceeds and the portion of the basis of the Common Stock, if any, that is allocated to such Rights. The holding period of the Rights issued to each of the Stockholders will include the holding period of the Common Stock held by the stockholder with respect to which the issuance of the Rights was made.

A holder of the Rights who exercises the Rights received in the issuance will not recognize any gain or loss upon the exercise. The basis of the Debentures acquired through exercise of the Rights will be equal to the sum of the subscription price therefor and the holder's basis in such Rights. The holding period of the Debentures acquired will begin on the date of issuance of the Debentures.

If the Rights were determined to fall outside of the protective ambit of Section 305 of the Code, the issuance of the Rights would be treated as a distribution of property to the stockholders under Section 301 of the Code. The fair market value of the Rights would be a dividend, and thus ordinary income, to a stockholder to the extent of his pro rata share of the Company's current and accumulated earnings and profits. Any excess value would first reduce the stockholder's basis in his Common Stock, and thus be a tax-free return of capital, and the remainder would be treated as capital gain to the stockholder. A Stockholder's tax basis in the Rights would be equal to the fair market value of the Rights on the date of issuance and the holding period for the Rights would commence on that date. A holder of the Rights who permits the Rights received in the issuance to expire unexercised would have a capital loss and one who sells such Rights prior to exercise will recognize capital gain or loss equal to the difference between the sale proceeds and the basis of the Rights. A holder of the Rights who exercises the Rights received in the issuance will not recognize any gain or loss upon the exercise.

ORIGINAL ISSUE DISCOUNT

Because the Debentures will be issued at a discount from their "stated redemption price at maturity," the Debentures will have original issue discount ("OID") for federal income tax purposes. The amount of OID on a Debenture generally equals the excess of the "stated redemption price at maturity" of the Debenture over its issue price. The issue price of a Debenture is the first price to the public at which a substantial amount of the Debentures is sold. The stated redemption price at maturity of a Debenture is the sum of all payments to be made on the Debenture, regardless of whether denominated as principal or interest, other than "qualified stated interest" payments. For these purposes, "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate or other qualified rates as prescribed in the Treasury Regulations. Because the Company is not unconditionally required to make any payments of interest on the Debentures prior to the third anniversary of the issuance of the Debentures, none of the interest payments on the Debentures constitutes "qualified stated interest." Accordingly, each Debenture bears OID in amount equal to the excess of (i) the sum of its principal amount and all interest payments over (ii) its issue price.

A holder of a Debenture must include OID as ordinary interest income as it accrues in accordance with a constant yield method based on a compounding of interest before the receipt of cash attributable to such income, regardless of such holder's regular method of tax accounting. The amount of OID required to be included in a holder's income for any taxable year is the sum of the "daily portions" of OID with respect to the Debenture for each day during the taxable year or portion of the taxable year during which such holder holds the Debenture. The daily portion is determined by allocating to each day of any "accrual period" within a taxable year a pro rata portion of an amount equal to the "adjusted issue price" of the Debenture at the beginning of the accrual period multiplied by the "yield to maturity" of the Debenture. The accrual period is generally the period ending on the interest payment dates of each calendar year. The adjusted issue price of a Debenture at the beginning of any accrual period is the issue price of the Debenture increased by the amount of OID previously includable in the gross income of the holder of the Debenture and decreased by any payments on the Debenture that are not qualified stated interest. The yield to maturity is the discount rate that, when used in computing the present value of all payments of principal and interest on the Debenture produces an amount equal to the issue price of the Debenture. Since the OID with respect to a Debenture arises from the potential deferral of interest, the yield to maturity of a Debenture is equal to its stated rate.

The Company will furnish annually to the IRS and to holders of Debentures (other than with respect to certain exempt holders, including, in particular, corporations) information with respect to the OID accruing during the calendar year. However, under certain circumstances, such as those involving acquisition premium, holders may be required to include different amounts of OID in gross income than that reported by the Company.

RECEIPT OF ACTUAL PAYMENTS OF INTEREST

Because none of the stated interest payments on the Debentures constitute payments of qualified stated interest, the OID on the Debentures includes all stated interest payments. Hence, since holders will be taxed on the OID as it accrues, the receipt of actual interest payments will not be separately included in income of the holder of the Debenture, but rather will be treated first as a payment of previously accrued OID and then as a payment of principal and consequently will reduce the holder's basis in the Debenture.

ILLUSTRATION OF THE APPLICATION OF THE OID RULES

The following discussion illustrates the application of the OID rules on a holder of a $1,000 Debenture assuming that the Debenture is issued on January 1, 1999, and that no interest is paid with respect to the Debenture until December 31, 2001, at which time the entire amount of the accrued but unpaid interest is paid. Under this scenario, the holder of the Debenture will receive the following interest payments at the end of the periods indicated, and will be required under the OID rules to include the following approximate amounts of interest in income for these periods:

                                                                    INTEREST INCLUDABLE
                                                                      IN THE HOLDER'S
                                               INTEREST PAYMENTS         INCOME FOR
                                                  RECEIVED BY          FEDERAL INCOME
               ACCRUAL PERIOD                     THE HOLDER            TAX PURPOSES
               --------------                  -----------------   ----------------------
Jan. 1, 1999 -- Dec. 31, 1999................       $    --               $102.50
Jan. 1, 2000 -- Dec. 31, 2000................       $    --               $113.01
Jan. 1, 2001 -- Dec. 31, 2001................       $340.10               $124.59
Jan. 1, 2002 -- Dec. 31, 2002................       $   100               $   100
Jan. 1, 2003 -- Dec. 31, 2003................       $   100               $   100

Accordingly, the OID rules require the holder of the $1,000 Debenture to include the OID with respect to the Debenture in income as it accrues throughout the term of the Debenture, even though no interest is paid to the holder until December 31, 2001, which is three years after the issuance of the Debenture. The holder will thus have ordinary interest income for the first two years after the issuance of the Debenture even though he does not receive any actual interest payments during those years. However, since the holder is taxed on that interest as it accrues, the actual payment of that interest on December 31, 2001, will not be separately includable in his income.

EFFECT OF MANDATORY AND OPTIONAL REDEMPTIONS

In the event of a change of control, the Company will be required to offer to redeem all of the Debentures at a purchase price equal to 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest. Based on the Company's current expectations, the likelihood of a redemption of the Debentures as a result of a change in control is remote. Accordingly, the Company intends to take the position that redemption rights and obligations triggered by a change of control do not, as of the date of issuance of the Debentures, affect the computation of the amount of OID on the Debentures or the yield to maturity or maturity date of the Debentures.

The Company also has the right to redeem the Debentures, in whole or in part, at the following redemption prices (expressed as percentages of the principal
amount) during the twelve month period commencing on          of each the years
set forth below, plus in each case, accrued interest thereon, to the date of the redemption:

                        YEAR                          PERCENTAGE
                        ----                          ----------
2002................................................     104%
2003................................................     102%
2004................................................     100%

The applicable Treasury Regulations contain rules for determining the yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under those rules, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. The Company believes that it will not be presumed to redeem the Debentures prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Debentures.

THE COMPANY'S ENTITLEMENT TO AN INTEREST DEDUCTION

Pursuant to Section 163(e), the issuer of a debt instrument with OID is generally entitled to deduct the aggregate daily portions of OID for each day that the debt is outstanding during the taxable year. However, Section 163(l), which was enacted into the Code as part of the Taxpayer Relief Act of 1997, disallows a deduction for interest paid or accrued with respect to a "disqualified debt instrument." A disqualified debt instrument includes a convertible debt instrument that is convertible at the holder's option provided that there is "substantial certainty" that the holder will exercise the option. The Company does not believe that there is a substantial certainty that the holders of the Debentures will convert the Debentures to Common Stock. However, because there is no current authority establishing when a conversion feature on a debt instrument is substantially certain to be exercised by the holder of the instrument for purposes of Section 163(l), there can be no assurance that the IRS or the courts would not reach a contrary conclusion, thereby resulting in the disallowance of a deduction by the Company for the OID with respect to the Debentures.

SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION OF THE DEBENTURES

In general, a holder of a Debenture will recognize gain or loss upon the sale, retirement, or other taxable disposition of such Debenture in an amount equal to the difference between (i) the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest, which generally will be taxable to a holder as ordinary income) and (ii) the holder's adjusted tax basis in such Debenture. A holder's tax basis in a Debenture generally will be equal to the subscription price paid for such Debenture plus the holder's basis in the Rights exercised therefor, and will be adjusted upward to reflect inclusion of OID in income and downward to reflect the receipt of payments of interest. Any gain or loss recognized on the sale, retirement, or other taxable disposition of a Debenture generally will be capital gain or loss. The capital gain or loss will be long-term if the Debenture had been held for more than 12 months. Capital losses sustained by a holder of a Debenture will be subject to certain limitations as to deductibility. Capital losses of an individual taxpayer generally may be used to offset his capital gains and, to the extent that such taxpayer's capital losses exceed his capital gains, they may be used to offset up to $3,000 of ordinary income. To the extent that an individual taxpayer's capital losses are not used in any one year, they may be carried forward indefinitely to future taxable years, subject to the same limitations as to deductibility. Capital losses of a corporate taxpayer generally may be used only to offset capital gains. To the extent that a corporate taxpayer's capital losses are not used in any one year, they may generally be carried back three years and carried forward for a maximum of five years.

CONVERSION OF DEBENTURES

A holder's conversion of a Debenture into Common Stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A holder's basis in the Common Stock received on conversion of a Debenture will be the same as the holder's basis in the Debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of fractional Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the holder's tax basis in the fractional share interest).

DIVIDENDS; ADJUSTMENT OF CONVERSION RATE

Dividends, if any, paid on the Common Stock generally will be includable in the income of a holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

If at any time the Company makes a distribution of property to stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the indenture governing the Notes, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to holders of Debentures.

SALE OF COMMON STOCK

Upon the sale or exchange of Common Stock, holders generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

A holder of Debentures may be subject to backup withholding at the rate of 31% with respect to interest paid on, and gross proceeds from a sale of, the Debentures unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Debentures who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

The Company will report to the holders of the Debentures and the IRS the amount of any "reportable payments" (including original issue discount accrued on the Debentures) and any amount withheld with respect to the Debentures during the calendar year.

APPLICATION OF SECTION 382

As of the end of 1997, the Company had NOLs of approximately $230 million that could be carried forward to offset taxable income recognized by the Company in the future. In addition, the Company expects to generate substantial NOLs in 1998 that also could be carried forward to future years. For federal income tax purposes, these NOLs will expire in material amounts beginning in the year 2003. NOLs benefit the Company by offsetting taxable income dollar-for-dollar by the amount of the NOLs, thereby eliminating (subject to a relatively minor alternative minimum tax) the federal corporate tax on such income. The maximum federal corporate tax rate is currently 35%.

The benefit of NOLs can be reduced or eliminated under Section 382 of the Code if a corporation undergoes an "ownership change," as defined in Section 382. Generally, an ownership change occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's capital stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such stockholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a corporation's capital stock are generally aggregated into one or more "public groups," each of which is treated as a separate 5% stockholder. Transactions in the public markets among stockholders owning less than 5% of the equity securities are not included in the calculation. In addition, certain constructive ownership rules, which generally attribute ownership of stock to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities, or to related individuals, are applied in determining the level of stock ownership of a particular stockholder. Special rules, described below, can result in the treatment of options as having been exercised if such treatment would result in an ownership change. All percentage determinations are based on the fair market value of a corporation's capital stock.

If an ownership change of the Company were to occur, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs or other carryovers prior to such ownership change could not exceed the product obtained by multiplying (i) the aggregate value of the Company's stock immediately prior to the ownership change (with certain adjustments) by (ii) the then applicable federal long-term tax exempt rate (currently 5.0%) (the "Section 382 limitation"). In addition, to the extent the Company is determined to have a net unrealized built-in loss (generally defined as the excess of the tax basis of a corporation's assets over their fair market value) which is greater than the lesser of (i) 15% of the fair market value of the Company's assets or (ii) $10 million, in the event of an ownership change, any net unrealized built-in losses recognized within the five-year period beginning on the date of the ownership change would be subject to the Section 382 limitation (as if it were a pre-change NOL). Any portion of the annual Section 382 limitation amount not utilized in any year may be carried forward and increase the available Section 382 limitation amount of the succeeding tax year.

Impact of the Issuance and Exercise of the Rights. The Treasury Regulations issued under Section 382 define the term option to include any contingent purchase, warrant, convertible debt or similar right. Hence, the Right and the Debentures constitute options for purposes of Section 382. Options are deemed exercised for purposes of computing whether an ownership change has occurred if certain conditions are met, including most importantly the requirement that a principal purpose for the issuance of the option (alone or in combination with other arrangements) is to avoid or ameliorate the impact of an ownership change on the loss corporation. The particular terms of the Rights and the Debentures are the result of business and current market considerations and were not motivated by the proscribed purpose. Accordingly, the Company does not believe the Rights or the conversion privilege should be deemed exercised for purposes of determining whether an ownership change has occurred. Furthermore, based on the Company's current knowledge concerning its shareholdings even if all the Debentures were deemed exercised, the Company would not experience an ownership change.

Impact of Exercise of Conversion Privilege. The exercise of the conversion privilege of a Debenture will result in the issuance of Common Stock to the person exercising such privilege and such issuance will be taken into account under Section 382 in computing whether an ownership change has occurred. Although based on current information an immediate conversion of all Debentures would not trigger an ownership change, it is possible that exercises in the future could trigger such a change. In such event, the ability of the Company to utilize any NOLs in existence at the time of such an event could be limited under the rules described above under "Application of Section 382."

                              PLAN OF DISTRIBUTION

The Debentures being offered pursuant to the Rights Offering are being offered by the Company directly to its holders of Common Stock.

The Company will pay the fees and expenses of           , as Subscription Agent,
and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering, including liabilities under the Securities Act.

Holders of Common Stock or Rights Holders who desire to purchase Debentures in the Rights Offering are urged to complete, date and sign the Subscription Warrant evidencing his or its Rights and return it to the Subscription Agent on or before the Expiration Date of the Rights Offering, together with payment in full of the aggregate Subscription Price. See "The Rights Offering -- Exercise of Rights." Rights may be transferred. See "The Rights Offering -- Method of Transferring Rights." Any questions concerning the procedure for subscribing for the purchase of Debentures should be directed to the Subscription Agent.

                         THE STANDBY PURCHASE AGREEMENT

GENERAL

The Company has entered into the Standby Purchase Agreement with Relational Investors, LLC, on behalf of the Relational Affiliates, pursuant to which the Relational Affiliates have agreed, subject to certain conditions and on certain terms specified in such agreement and summarized below, to fully exercise their Basic Subscription Privileges and to exercise the Oversubscription Privilege to which each may be entitled so that the Relational Affiliates subscribe for a combined total of $50,000,000 principal amount of the Debentures offered hereby.

BENEFICIAL OWNERSHIP OF RELATIONAL INVESTORS, LLC AND THE RELATIONAL AFFILIATES

As of November 20, 1998, Relational Investors, LLC and the Relational Affiliates owned beneficially an aggregate of 6,847,100 shares, or approximately 13.21% of the outstanding Common Stock. Pursuant to the Rights Offering, based on the shares of Common Stock beneficially owned by Relational Investors, LLC and the Relational Affiliates on November 20, 1998, Relational Investors, LLC and the Relational Affiliates will receive Debentures in a total principal amount of approximately $6,847,100 upon exercise of their combined Basic Subscription Privileges. If no other Rights Holders exercise their Basic Subscription Privileges and Relational Investors, LLC and the Relational Affiliates fully convert their Debentures, pursuant to the Standby Purchase Agreement, Relational Investors, LLC and the Relational Affiliates could beneficially own as much as
approximately      % of the Common Stock outstanding immediately after such
conversion. However, the Company has in place a "Rights Plan", unrelated to the Rights, which could have the effect of discouraging an attempt by a person to acquire 15% or more of the Common Stock. See "Description of Capital
Stock -- Preferred Stock Purchase Rights."

FEE

Pursuant to the Standby Purchase Agreement, Relational Investors, LLC is to receive from the Company a fee in the amount of $1,000,000 (the "Standby Fee").

EXPENSES

The Company will reimburse Relational Investors, LLC and the Relational Affiliates for all out-of-pocket expenses reasonably incurred by them in connection with the Standby Purchase Agreement and the transactions contemplated thereby, whether or not such transactions are consummated, including, without limitation, reasonable fees and disbursements of counsel.

CONDITIONS TO OBLIGATIONS OF THE RELATIONAL AFFILIATES

The obligations of the Relational Affiliates under the Standby Purchase Agreement are subject to the fulfillment or waiver of the following conditions:
(i) no stop order suspending the effectiveness of the Registration Statement of which this prospectus forms a part having been issued and no proceeding therefor having been initiated or threatened; (ii) a prospectus having been filed in accordance with Rule 424(b) of the Regulations of the 1933 Act, or a post-effective amendment having been filed and declared effective in accordance with the requirements of Rule 430A of the Regulations of the 1933 Act; (iii) the accuracy of the representations and warranties of the Company contained in the Standby Purchase Agreement; (iv) the performance by the Company of its obligations under the Standby Purchase Agreement; (v) Relational Investors, LLC and the Relational Affiliates having received the favorable opinion of Robert S. Holcombe, Esq., the Company's General Counsel, as to certain matters as described in the Standby Purchase Agreement; (vi) Relational Investors, LLC and the Relational Affiliates having received a letter from Gibson, Dunn & Crutcher LLP, as to certain matters as described in the Standby Purchase Agreement; (vii) Relational Investors, LLC and the Relational Affiliates having received a certificate of certain specified officers of the Company, dated as of the Closing Date, to the effect that, (a) there has been no Material Adverse Effect (as defined in the Standby Purchase Agreement) since the date of the Standby Purchase Agreement, (b) the representations and warranties of the Company made in the Standby Purchase Agreement are true and correct in all material respects with the same force and effect as though expressly made at and as of Closing Date, and (c) the Company has complied in all material respects with all agreements and satisfied all conditions required on its part to be performed or satisfied at or prior to Closing Date pursuant to the Standby Purchase Agreement; (viii) Relational Investors, LLC and the Relational Affiliates having received a letter from Deloitte & Touche, as to certain matters as described in the Standby Purchase Agreement; (ix) at the Closing Date, (a) no preliminary or permanent injunction or other order which prohibits or prevents the consummation of the transactions contemplated by the Standby Purchase Agreement shall have been issued and remain in effect, (b) the November Amendment to the Company's Credit Agreement shall have been executed and delivered by all parties thereto and the Relational Affiliates and the Company shall be reasonably satisfied that none of the transactions contemplated by the Standby Purchase Agreement will constitute a Default or Event of Default under the amended credit agreement, (c) the Company shall have obtained all consents and approvals from, and shall have made all filings and registrations with, any person necessary to be obtained or made in order to consummate the transactions contemplated by the Standby Purchase Agreement, (d) the Company shall have issued certificates evidencing the Debentures and executed and delivered to each Relational Affiliate a receipt of payment for the amount subscribed for by such Relational Affiliate, and (e) the Company shall have executed and delivered the Registration Rights Agreement in substantially the form attached as an annex to the Standby Purchase Agreement; (x) at the Closing Date, the Debentures and the Common Stock issuable upon conversion thereof shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance; and (xi) that the Debentures contain such terms as are sort forth in this prospectus and that the conversion price is equal to 10% above the average trading price of the Common Stock for the ten trading days ending three days prior to the effective date of the Registration Statement of which this prospectus forms a part; provided, however, if such average trading price (a) is equal to or less than $3.6363, the conversion price is equal to $4.00 and (b) is equal to or greater than $4.5454, the conversion price is equal to $5.00.

TERMINATION

The Standby Purchase Agreement may be terminated prior to the Closing Date: (i) by written agreement of the Company and Relational Investors, LLC, on behalf of the Relational Affiliates; (ii) by the Company or Relational Investors, LLC, on behalf of the Relational Affiliates, if the Closing shall not have occurred on or prior to February 28, 1999, subject to certain exceptions; (iii) by Relational Investors, LLC, on behalf of the Relational Affiliates, if since the date of the Standby Purchase Agreement or since the respective dates as of which information is given in this prospectus, any event has occurred or failed to occur which would have a Material Adverse Effect, or if there has been a breach by the Company of any representation, warranty, covenant or agreement that would give rise to the failure of the conditions to the obligations of the Relational Affiliates set forth in clauses (iii) and (iv) of "-- Conditions to Obligations of the Relational Affiliates," subject to an opportunity to cure any such breach; (iv) by the Company or Relational Investors, LLC, on behalf of the Relational Affiliates, in the event that any governmental authority shall have issued a final, non-appealable order, decree or ruling or taken any other final, non-appealable action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Standby Purchase Agreement; or (v) by the Company, if the Company's Board of Directors determines in good faith that such action is in the best interests of the Company and its stockholders.

If the Standby Purchase Agreement is terminated: (i) by either party prior to the effective date of the Registration Statement, then, provided that the Relational Affiliates are not in breach of their obligations under the Standby Purchase Agreement, they will be entitled to reimbursement of expenses as set forth in "-- Expenses" above; (ii) by the Company after the effective date of the Registration Statement pursuant to clause (v) in the preceding paragraph other than as a result of an alternative debt or equity financing proposal, the Company shall pay to Relational Investors, LLC an amount equal to one-half of the Standby Fee plus expenses as set forth in "-- Expenses" above; or (iii) by the Company after the effective date of the Registration Statement pursuant to clause (v) in the preceding paragraph as a result of an alternative debt or equity financing proposal, the Company shall pay to Relational Investors, LLC an amount equal to the Standby Fee plus expenses as set forth in "-- Expenses" above. If the Standby Purchase Agreement has been terminated and the Company, within six months of the date of termination, enters into an agreement or letter of intent providing for, or consummates, any debt or equity financing not contemplated in the Standby Purchase Agreement, the Company shall pay to Relational Investors, LLC a fee equal to the Standby Fee, less any amount paid pursuant to clause (ii) or (iii) of this paragraph; provided, however, that no such fee shall be payable if the Standby Purchase Agreement is terminated by the Relational Investors, LLC as a result of clause (iii) in the preceding paragraph.

NO ASSURANCE

There can be no assurance that all of the conditions to the Standby Purchase Agreement will be satisfied or waived or that an event permitting termination of the Standby Purchase Agreement will not occur.

INDEMNIFICATION

In the Standby Purchase Agreement, the Company has agreed to indemnify and hold harmless each Relational Affiliate and each person who controls a Relational Affiliate against any and all loss, liability, claim, damage or expense arising out of or resulting from the transactions contemplated under the Standby Purchase Agreement, including: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or this prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only with respect to untrue statements or omissions or alleged untrue statements or omissions which were not made in reliance upon and in conformity with written information furnished to the Company by the Relational Entities expressly for use in the Registration Statement (or any amendment thereto); (ii) any breach or default by the Company of any of the representations or warranties under the Standby Purchase Agreement or any other document contemplated by the Standby Purchase Agreement; (iii) any breach or default by the Company of any of the covenants or agreements (other than breaches of covenants or agreements to be performed after the Closing) of the Company under the Standby Purchase Agreement or any other document contemplated by the Standby Purchase Agreement; or (iv) any litigation or proceedings brought by any shareholder of the Company (whether such action is brought in such shareholder's name or derivatively on behalf of the Company) in respect of the transactions contemplated by the Standby Purchase Agreement or the Registration Statement or any other document contemplated by the Standby Purchase Agreement.

Each Relational Affiliate has severally agreed to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company against any and all loss, liability, claim, damage or expense described in the indemnity contained in clause (i) of the preceding paragraph, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or any preliminary prospectus or this prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Relational Affiliate expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or this prospectus (or any amendment or supplement thereto).

REGISTRATION RIGHTS

In connection with the Standby Purchase Agreement, the Company has entered into a Registration Rights Agreement with Relational Investors, LLC, on behalf of the Relational Affiliates, which gives the Relational Affiliates certain registration rights with respect to the shares of Common Stock held by the Relational Affiliates or hereafter acquired or issuable under warrants, options or convertible securities, including upon conversion of the Debentures purchased by the Relational Affiliates pursuant to the Rights Offering, as summarized below.

     - Demand Registration. At any time after the first anniversary of the Closing Date and until the later of (i) the fifth anniversary of the Closing Date or (ii) such time as the Relational Affiliates own less than 10% of the outstanding shares of Common Stock of the Company, one or more of the Relational Affiliates may request that the Company effect the registration under the Securities Act of all or a part of certain securities held by such Relational Affiliates, subject to certain conditions and exceptions. The Company shall not be obligated to file more than an aggregate of two registration statements pursuant to the demand registration right.

     - Piggyback Registration. If the Company at any time proposes to register any of its equity or debt securities under the Securities Act of 1933, as amended, the Company will give notice of such registration to the Relational Affiliates. Upon the request of one or more Relational Affiliates, the Company will use its best efforts to include certain securities held by such Relational Affiliates in the registration, subject to certain conditions and exceptions.

                                    LEGAL MATTERS

The validity of the issuance of the Rights and the Debentures has been passed upon by Gibson, Dunn & Crutcher LLP.

                                    EXPERTS

The consolidated financial statements and financial statement schedule of Apria Healthcare Group Inc. appearing in Apria Healthcare Group Inc.'s Annual Report (Form 10-K/A Amendment No. 3) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein, incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference upon reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, heretofore filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act, are hereby incorporated by reference:

     - The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended on Form 10-K/A, filed on April 30, 1998, as amended on Form 10-K/A, filed on September 4, 1998, as amended on Form 10-K/A, filed on November 25, 1998;

     - The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     - The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

     - The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     - The Company's Current Report on Form 8-K, filed on February 2, 1998;

     - The Company's Current Report on Form 8-K, filed on July 10, 1998; and

     - The Company's Current Report on Form 8-K, filed on July 15, 1998.

Each document filed subsequent to the date of this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any document described above. Requests for such copies should be directed to Apria Healthcare Group Inc., 3560 Hyland Avenue, Costa Mesa, California 92626, Attention: Robert S. Holcombe, Esq., the Company's Secretary and General Counsel, telephone number:
(714) 427-2000.

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act, with respect to the rights and the Debentures offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the commission. The registration statement, including the exhibits and schedules thereto, as well as reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwest Atrium Center, 500 West Madison Street, Room 1204, Chicago, Illinois 60661-2511, and copies of such material can be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronics filings made by the Company through the commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission. The Common Stock is listed on the NYSE, and reports and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                                                                           ANNEX
1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q
                            ------------------------

(MARK ONE)

     [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

                    FOR THE PERIOD ENDED SEPTEMBER 30, 1998

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 1-14316

                          APRIA HEALTHCARE GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                    33-0488566
      (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NUMBER)

     3560 HYLAND AVENUE, COSTA MESA, CA                         92626
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)

       Registrant's telephone number, including area code: (714) 427-2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

There were 51,779,059 shares of Common Stock, $.001 par value, outstanding at October 30, 1998.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          APRIA HEALTHCARE GROUP INC.

                                   FORM 10-Q
                    FOR THE PERIOD ENDED SEPTEMBER 30, 1998

                                                                        PAGE
                                                                        ----
                       PART I. FINANCIAL INFORMATION
Item 1.   Financial Statements (unaudited)............................
          Consolidated Balance Sheets.................................   A-3
          Consolidated Statements of Operations.......................   A-4
          Consolidated Statements of Cash Flows.......................   A-5
          Notes to Consolidated Financial Statements..................   A-6
Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................  A-12
Item 3.   Quantitative and Qualitative Disclosures About Market
          Price.......................................................  A-19

                         PART II. OTHER INFORMATION
Item 1.   Legal Proceedings...........................................  A-20
Item 2.   Changes in Securities.......................................  A-21
Item 3.   Defaults Upon Senior Securities.............................  A-21
Item 4.   Submission of Matters to a Vote of Security Holders.........  A-21
Item 5.   Other Information...........................................  A-21
Item 6.   Exhibits and Reports on Form 8-K............................  A-22

SIGNATURES............................................................  A-23

                          APRIA HEALTHCARE GROUP INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1998             1997
                                                      -------------    ------------
                                                       (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
                                      ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................    $  95,686       $  16,317
  Accounts receivable, less allowance for doubtful
     accounts of $45,738 and $58,413 at September
     30, 1998 and December 31, 1997, respectively...      157,680         256,845
  Inventories.......................................       16,227          26,082
  Prepaid expenses and other current assets.........        5,703          12,329
                                                        ---------       ---------
          TOTAL CURRENT ASSETS......................      275,296         311,573
PATIENT SERVICE EQUIPMENT, less accumulated
  depreciation of $268,141 and $245,772 at September
  30, 1998 and December 31, 1997, respectively......      136,931         184,704
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET...........       53,766          87,583
INTANGIBLE ASSETS, NET..............................       85,825         167,620
OTHER ASSETS........................................          877           5,690
                                                        ---------       ---------
                                                        $ 552,695       $ 757,170
                                                        =========       =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..................................    $  48,278       $  50,691
  Accrued payroll and related taxes and benefits....       30,760          40,397
  Accrued insurance.................................       12,437          12,247
  Other accrued liabilities.........................       53,142          30,463
  Current portion of long-term debt.................      118,513           8,685
                                                        ---------       ---------
          TOTAL CURRENT LIABILITIES.................      263,130         142,483
LONG-TERM DEBT......................................      423,619         540,220
COMMITMENTS AND CONTINGENCIES.......................           --              --
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value:
       10,000,000 shares authorized; none issued....           --              --
  Common stock, $.001 par value:
       150,000,000 shares authorized; 51,771,259 and
          51,568,525 shares issued and outstanding
          at September 30, 1998 and December 31,
          1997, respectively........................           52              51
  Additional paid-in capital........................      325,832         324,090
  Accumulated deficit...............................     (459,938)       (249,674)
                                                        ---------       ---------
                                                         (134,054)         74,467
                                                        $ 552,695       $ 757,170
                                                        =========       =========

                See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                         THREE MONTHS ENDED     NINE MONTHS ENDED
                                           SEPTEMBER 30,          SEPTEMBER 30,
                                        --------------------   --------------------
                                          1998        1997       1998        1997
                                        ---------   --------   ---------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues..........................  $ 219,367   $304,356   $ 710,532   $913,954
Costs and expenses:
  Cost of net revenues................     96,996    104,650     263,651    337,792
  Selling, distribution and
     administrative...................    164,016    151,782     446,366    449,148
  Impairment of intangible assets.....     76,223         --      76,223         --
  Impairment of long-lived assets and
     internally developed software....     22,187         --      22,187         --
  Provision for doubtful accounts.....     36,860     15,194      63,471    101,141
  Amortization of intangible assets...      3,463      4,256      10,528     12,633
                                        ---------   --------   ---------   --------
                                          399,745    275,882     882,426    900,714
                                        ---------   --------   ---------   --------
     OPERATING (LOSS) INCOME..........   (180,378)    28,474    (171,894)    13,240
Interest expense, net.................     12,823     12,288      35,870     37,779
                                        ---------   --------   ---------   --------
     (LOSS) INCOME BEFORE TAXES.......   (193,201)    16,186    (207,764)   (24,539)
Income taxes..........................      1,500         --       2,500      9,911
                                        ---------   --------   ---------   --------
     NET (LOSS) INCOME................  $(194,701)  $ 16,186   $(210,264)  $(34,450)
                                        =========   ========   =========   ========
Net (loss) income per common share....  $   (3.76)  $   0.31   $   (4.07)  $  (0.67)
                                        =========   ========   =========   ========
Net (loss) income per common share
  assuming dilution...................  $   (3.76)  $   0.31   $   (4.07)  $  (0.67)
                                        =========   ========   =========   ========

                See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net loss....................................................  $(210,264)   $ (34,450)
Items included in net loss not requiring (providing) cash:
    Provision for doubtful accounts.........................     63,471      101,141
    Provision for revenue adjustments.......................     14,642       20,000
    Provision for excess/obsolete equipment.................     22,563       23,000
    Depreciation............................................     81,291       89,076
    Amortization of intangible assets.......................     10,528       12,633
    Amortization of deferred debt costs.....................      1,256          860
    Impairment of intangible assets.........................     76,223           --
    Impairment of long-lived assets and internally developed
       software.............................................     22,187           --
    Loss (gain) on disposition of assets....................      3,628       (1,596)
    Deferred income taxes...................................         --        8,911
Changes in operating assets and liabilities, net of effects
  of acquisitions:
    Decrease (increase) in accounts receivable..............     23,943      (86,085)
    Decrease in inventories.................................        807        1,220
    Decrease in prepaids and other assets...................      7,088       25,213
    Decrease in accounts payable............................     (3,136)     (20,105)
    Increase (decrease) in accrued payroll and other
       liabilities..........................................     12,849      (22,250)
Net purchases of patient service equipment, net of effects
  of acquisitions...........................................    (26,931)     (51,795)
                                                              ---------    ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES............    100,145       65,773
INVESTING ACTIVITIES
    Purchases of property, equipment and improvements, net
       of effects of acquisitions...........................    (12,005)     (17,561)
    Proceeds from disposition of assets.....................        200        6,835
    Acquisitions and payments of contingent consideration...     (2,348)      (3,862)
                                                              ---------    ---------
       NET CASH USED IN INVESTING ACTIVITIES................    (14,153)     (14,588)
FINANCING ACTIVITIES
    Proceeds under revolving credit facility................         --      129,950
    Payments under revolving credit facility................         --     (174,950)
    Payments of senior and other long-term debt.............     (6,803)      (9,411)
    Capitalized debt costs, net.............................     (1,467)        (711)
    Issuances of common stock...............................      1,647        3,580
                                                              ---------    ---------
       NET CASH USED IN FINANCING ACTIVITIES................     (6,623)     (51,542)
                                                              ---------    ---------
NET INCREASE (DECREASE) IN CASH.............................     79,369         (357)
CASH AT BEGINNING OF PERIOD.................................     16,317       26,930
                                                              ---------    ---------
CASH AT END OF PERIOD.......................................  $  95,686    $  26,573
                                                              =========    =========

                See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Apria Healthcare Group Inc. ("the Company") and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

In the opinion of management, all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the results of operations for the interim periods presented, have been reflected herein. The unaudited results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1997, included in the Company's 1997 Form 10-K, as amended.

NOTE B -- RECLASSIFICATIONS, USE OF ACCOUNTING ESTIMATES AND SIGNIFICANT
          ACCOUNTING POLICIES

Reclassifications: Certain amounts from prior periods have been reclassified to conform to the current year presentation.

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. Such amounts include, among others, the allowance for doubtful accounts, revenue adjustment reserves, patient service equipment reserves, other asset valuation allowances and certain liabilities. Management periodically reevaluates the estimates inherent in certain financial statement amounts and may adjust accounts accordingly.

Significant Accounting Policies: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. There is no difference between comprehensive income (loss) and net income (loss) for the periods presented herein.

NOTE C -- DISPOSITIONS AND BUSINESS COMBINATIONS

During the third quarter, the Company sold its infusion business in California to Crescent Healthcare, Inc. and is exiting the infusion business in Texas, Louisiana, West Virginia and Western Pennsylvania. Third quarter charges related to the wind-down of unprofitable infusion operations amounted to $6,883,000 and a loss on sale of the California business of $3,798,000 (included in selling, distribution and administrative) was recorded. The operations of these infusion locations had revenues and gross profits of $35,175,000 and $12,431,000, respectively, for the nine months ended September 30, 1998, compared to $50,783,000 and $23,001,000 for the same period in 1997.

The Company periodically makes acquisitions of complementary businesses in specific geographic markets. Acquisitions that closed during the nine-month period ended September 30, 1998 resulted in cash payments of approximately $2,098,000. The transactions were accounted for as purchases.

                          APRIA HEALTHCARE GROUP INC.

NOTE D -- ACCOUNTS RECEIVABLE

In August 1998, management reviewed the historic performance and collectibility of the Company's accounts receivable portfolio. Management also reviewed its existing policies and procedures for estimating the collectibility of its accounts receivable. In this review, management considered the continued high-level of bad debt write-offs and revenue adjustments. Also considered were initiatives introduced earlier in the year: a special quality assurance function designed to improve workflow and billing accuracy, and software enhancements to simplify the order-intake process and thereby reduce billing errors. Based upon this review, management has decided to change its policy on collection and is formally shifting the focus of the collection function to the more current balances. Management believes this concentration on more current balances will limit the amount of receivables that age. Consequently, the accounts that do age will undoubtedly be receivables where collection will be difficult.

With this change in collection policy, management has developed a new estimate of the allowance for doubtful accounts and revenue adjustments. Specifically, management refined and changed their procedures used to estimate the collectibility of its accounts receivable by increasing the allowance related to balances over 180 days. As a result of this change in policy, the Company recorded an adjustment to reduce revenue and accounts receivable by $14,642,000 and increase bad debt expense and the allowance for doubtful accounts by $12,065,000. Also recorded was a provision for specific uncollectible accounts totaling $1,529,000 and an increase to the allowance for doubtful accounts related to the infusion sale and the exited businesses totaling $9,128,000.

NOTE E -- LONG-TERM DEBT

The Company's credit agreement with a syndicate of banks was amended twice in 1997 and further amended in January, March, April and November of 1998. The latest amendment required a $50 million permanent repayment of the loan upon execution. The remaining indebtedness under the credit agreement was restructured into a $288 million term loan and a $30 million revolving credit facility with a maturity date of August 9, 2001. Term loan principal payments are payable quarterly, in varying amounts, commencing on March 31, 1999 and continuing through June 30, 2001. Also, the amended agreement requires that the Company issue not less than $50 million of convertible subordinated debentures by February 28, 1999, the net proceeds of which must be applied to the term loan. Further, between the effective date of the latest amendment and the earlier of February 28, 1999 or the issuance date of the convertible subordinated debentures, the Company is subject to prepayments on the term loan based on excess cash flow (as defined by the agreement).

The credit agreement, as amended, allows the Company to make acquisitions under an acquisition "basket" provision of up to $62 million, subject to certain restrictions, that may be increased given certain levels of financial performance by the Company. In 1999, the acquisition limit is subject to dollar for dollar reduction by the amount of any unusual cash expenses (as defined by the agreement) incurred and paid in 1999.

The credit agreement, as amended, permits the Company to elect one of two variable rate interest options at the time an advance is made. The first option is a rate expressed as

                          APRIA HEALTHCARE GROUP INC.

2.5% plus the higher of the Federal Funds Rate plus 0.50% per annum or the Bank of America "reference" rate. The second option is a rate based on the London Interbank Offered Rate ("LIBOR") plus an additional increment of 3.5% per annum. The agreement requires payment of commitment fees of 0.75% on the unused portion of the revolving credit facility.

Borrowings under the credit agreement are secured by substantially all the assets of the Company and the agreement also contains numerous restrictions, including, but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and restrictions on cash dividends, loans and other distributions.

As of September 30, 1998, as required in its amended credit agreement, the Company was in compliance with the credit agreement covenants.

In October 1998, the Company announced that it expects to make a distribution of rights entitling stockholders to subscribe, on a prorata basis, for an aggregate of $50 million principal amount of the Company's convertible subordinated debentures. The Company has entered into a standby commitment agreement with one of its institutional stockholders on behalf of certain of its affiliates pursuant to which the stockholder has agreed, subject to certain conditions, to purchase any of the debentures not purchased by others in the offering. A registration statement for the rights offering is expected to be filed with the Securities and Exchange Commission in the near future; the record date is set for December 1, 1998.

NOTE F -- EQUITY

The change in stockholders' equity, other than from net loss, resulted primarily from the exercise of stock options. For the nine months ended September 30, 1998, proceeds from the exercise of stock options amounted to $1,647,000.

NOTE G -- IMPAIRMENT OF INTANGIBLE ASSETS

The deterioration in the infusion therapy industry and the Company's decision to withdraw from the infusion business in certain geographic markets served as potential indicators of intangible asset impairment. Other potential indicators of impairment identified by management include, among other issues, the Company's depressed common stock price, failure to meet its already lowered financial expectations, the threat of continued Medicare reimbursement reductions, government investigations against the Company, slower than expected progress in improving its revenue management process, and reported financial difficulties within major managed care organizations with which the Company does business which has resulted in collection difficulties.

In the third quarter of 1998, management conducted an evaluation of the carrying value of the Company's recorded intangible assets. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $71,452,000 of which $32,145,000 related to infusion therapy and $39,307,000 related to respiratory/home medical equipment.

                          APRIA HEALTHCARE GROUP INC.

The impairment charge recognized for the infusion business line resulted primarily from the deteriorating operating and industry trends and lower future earnings expectations. The impairment recognized for the RT/HME business line resulted primarily from the scheduled and potential Medicare reimbursement reductions and to the adverse impact that withdrawal from the infusion business in certain areas is expected to have on the RT/HME business. The Company had, until recently, marketed itself as an integrated, full-service provider. The Company's inability to provide infusion therapy in certain geographic areas may result in the loss of RT/HME contract business.

Also included in the impairment charge is the write-off of $4,771,000 in intangible assets primarily associated with the exit of the infusion business in certain areas.

NOTE H -- IMPAIRMENT OF LONG-LIVED ASSETS AND INTERNALLY DEVELOPED SOFTWARE

One of the actions taken as a result of the management's new strategic direction is the termination of the project to implement an enterprise resource planning
(ERP) system. Accordingly, the Company wrote off related software and other capitalized costs of $7,548,000 in the third quarter of 1998. As part of the decision to terminate the ERP project, management evaluated its current systems to determine their long-term viability in the context of the Company's new overall strategic direction. It was determined that the Company was at some risk in continuing to run the infusion billing system on its current platform which is no longer supported by the computer industry. To eliminate the risk, the Company is currently converting the infusion system to the IBM AS/400 operating platform on which the respiratory/home medical equipment system currently operates. Also, the Company is now proceeding with a number of enhancements to the systems, rendering certain previously developed modules obsolete. Further, pharmacy and branch consolidations and closures resulted in a variety of computer equipment that was no longer needed. Due to its age and technological obsolescence, it was deemed to have no future value. As a result of these actions, the Company recorded an impairment charge of $11,843,000.

NOTE I -- OTHER SIGNIFICANT CHARGES

The Company recorded charges totaling $3,939,000 for severance, stay bonuses and other employee costs (included in selling, distribution and administrative) and a charge of $5,400,000 (included in cost of net revenues) to settle several procurement contracts.

NOTE J -- INCOME TAXES

Current income tax expense includes state tax amounts accrued and paid on a basis other than or in addition to taxable income.

At December 31, 1997 the Company had a federal net operating loss carryforward of approximately $230,000,000 which will begin to expire in 2003. Additionally, the Company has various state operating loss carryforwards which began to expire in 1997. As a result of an ownership change in 1992 which met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state operating loss carryforwards generated prior to 1992 are limited to approximately $5,000,000 per year. Because of the annual limitation, approximately $57,000,000 of the Company's net operating loss carryforwards may expire unused.

                          APRIA HEALTHCARE GROUP INC.

NOTE K -- PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted per share amounts:

                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                  SEPTEMBER 30,               SEPTEMBER 30,
                             ------------------------    ------------------------
                                1998          1997          1998          1997
                             ----------    ----------    ----------    ----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net (loss) income........  $ (194,701)   $   16,186    $ (210,264)   $  (34,450)
  Numerator for basic per
     share
     amounts -- (loss)
     income available to
     common stockholders...  $ (194,701)   $   16,186    $ (210,264)   $  (34,450)
  Numerator for diluted per
     share
     amounts -- (loss)
     income available to
     common stockholders...  $ (194,701)   $   16,186    $ (210,264)   $  (34,450)
Denominator:
  Denominator for basic per
     share
     amounts -- weighted
     average shares........      51,765        51,481        51,717        51,384
  Effect of dilutive
     securities:
     Employee stock
       options.............          --           413            --            --
                             ----------    ----------    ----------    ----------
     Dilutive potential
       common shares.......          --           413            --            --
                             ----------    ----------    ----------    ----------
  Denominator for diluted
     per share
     amounts -- adjusted
     weighted average
     shares................      51,765        51,894        51,717        51,384
                             ==========    ==========    ==========    ==========
Basic (loss) income per
  share amounts............  $    (3.76)   $     0.31    $    (4.07)   $    (0.67)
                             ==========    ==========    ==========    ==========
Diluted (loss) income per
  share amounts............  $    (3.76)   $     0.31    $    (4.07)   $    (0.67)
                             ==========    ==========    ==========    ==========
Employee stock options
  excluded from the
  computation of diluted
  per share amounts:
  Exercise price exceeds
     average market price
     of common stock.......   6,041,496     1,984,663     3,522,753     1,277,619
  Other....................      23,671            --        78,487       513,720
                             ----------    ----------    ----------    ----------
                              6,065,167     1,984,663     3,601,240     1,791,339
                             ==========    ==========    ==========    ==========
Average exercise price per
  share that exceeds
  average market price of
  common stock.............  $    11.20    $    19.99    $    14.55    $    21.48
                             ==========    ==========    ==========    ==========

                          APRIA HEALTHCARE GROUP INC.

Due to the net losses incurred for the three months ended September 30, 1998 and for the nine months ended September 30, 1998 and 1997, the impact of employee stock options is antidilutive and there is no difference between basic and diluted per share amounts for these periods.

NOTE L -- COMMITMENTS AND CONTINGENCIES

The Company is engaged in the defense of certain claims and lawsuits, the outcomes of which are not determinable at this time. The Company has insurance policies covering potential losses from claims and lawsuits where such coverage is available and cost effective. In the opinion of management, any liability that might be incurred by the Company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on the consolidated results of operations or financial position of the Company. The Company is also in the process of responding to subpoenas from the United States Attorney's office, as to which the Company is unaware of what claims or proceedings, if any, may result.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The Company's business is subject to a number of risks, some of which are beyond the Company's control. The Company has described certain of those risks in this Form 10-Q and in previous documents filed with the Securities and Exchange Commission (including the Current Report on Form 8-K filed on June 26, 1997 and the Form 10-K filed on April 15, 1998). Such reports may be used for purposes of the Private Securities Litigation Reform Act of 1995 as readily available documents containing meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in any forward-looking statements the Company may make from time to time. These risks include ongoing issues pertaining to management stability and recruiting, the collectibility of its accounts receivable, the cost of and the Company's ability to implement its reorganization plan, healthcare reform and the effect of federal and state healthcare regulations, the ongoing U.S. Attorney investigation regarding the Company's billing practices, pricing pressures (including changes in governmental reimbursement levels), the effectiveness of its information systems and controls, the highly competitive market, recent losses, the concentration and market power of large payors, the Company's high leverage and restrictions on its borrowing capacity, dependence on relationships with third parties and the availability and adequacy of insurance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background: In June 1997, the Company announced that it retained an investment banking firm as its financial advisor to explore strategic alternatives to enhance shareholder value, including the possible sale, merger, or recapitalization of the Company. During the first quarter of 1998, the Company entered into a recapitalization agreement, however, the agreement was terminated by mutual consent of the parties on April 3, 1998. By May 1998, the Company's active exploration of strategic alternatives was terminated as a result of the hiring of a new Chief Executive Officer and other key management executives and the reconfiguration of the Board of Directors. This process and resulting uncertainties are believed to have adversely affected the Company's financial results.

In July 1998, after an evaluation of the business, the Company's new management team announced its strategic plan, or "reorganization", to improve the Company's performance. The key elements of the reorganization are: (1) no change would be made to the fundamental nature of the business, (2) the Company would withdraw from unprofitable components of the business, which would include exiting the infusion therapy business in certain geographic areas (3) a comprehensive cost reduction and capital conservation program would be instituted, (4) the debt and capital structure would be reexamined, and (5) the Company would pursue expansion through internal growth and acquisitions. Significant actions taken by the Company's new management team since it announced the reorganization include the change in management's collection policy and a refinement of the accounts receivable collectibility estimation methodologies as described below in Liquidity and Capital Resources -- Accounts Receivable, the sale of the California component of the infusion therapy business ("the infusion sale"), the decision to exit the infusion therapy business in Texas, Louisiana, West Virginia and Western Pennsylvania, the decision to close or sell its operations in downstate New York, and the consolidation or closure of certain small branch locations throughout the United States (collectively, "the exited businesses"). Other significant actions include, the termination of plans to proceed with the capital-intensive implementation of an enterprise resource planning system, a significant reduction of corporate and regional labor and general administrative costs and the development of a comprehensive plan to capture cost savings in the areas of purchasing, distribution and inventory management. Each of these measures is discussed more fully below.

RESULTS OF OPERATIONS

Net Revenues: Net revenues were $219.4 million for the three-month period ended September 30, 1998 compared with $304.4 million for the same period in 1997. For the nine months ended September 30, 1998, net revenues decreased to $710.5 million from $914.0 million for the same period last year. A number of factors impacted revenue, the most significant of which was the reduction in Medicare reimbursement rates. The Balanced Budget Act of 1997 contained several provisions affecting reimbursement rates for products and services provided by the Company. The reimbursement rates for home oxygen therapy were reduced by 25% effective January 1, 1998 with an additional 5% reduction scheduled for 1999, and the reimbursement rates for respiratory drugs were reduced by 5%. The estimated impact of the rate reductions on revenues for the first nine months in 1998 was approximately $43.4 million; the impact of the additional 5% reduction on 1999 revenues is estimated at approximately $9.0 million. Also included in the Balanced Budget Act of 1997 was a freeze on Consumer Price Index-based reimbursement rate increases for 1998 through 2002. Further, authority has been granted to the Secretary of Health and Human Services to reduce Medicare reimbursement under an inherent reasonableness rulemaking procedure. In September 1998, at least two products the Company provides were identified as potential 1999 reimbursement reduction candidates (estimated impact on revenues in 1999: $5.7 million) with many other products under review for future reductions.

The Company's 1997 decisions to discontinue the medical supply, women's health and nursing management service lines, which represented combined 1997 revenues of approximately $55.8 million, contributed to revenue declines in 1998. However, some small portion of the medical supply and nursing management business has continued due to core- business customer requirements. Additionally, the Company's planned exiting of unprofitable managed care contracts represented approximately $25.0 million and $15.2 million in annual revenues during 1997 and during the first nine months of 1998, respectively. Also, the Company disposed of several unprofitable branch locations in California and Arizona in the latter part of 1997 with annual revenues of approximately $3.3 million.

As part of the reorganization, the Company reviewed its procedures for estimating the collectibility of accounts receivable. The review resulted in an adjustment to the estimate for unidentified revenue adjustments, and accordingly, a charge of $14.6 million was recorded in the third quarter of 1998 (see Accounts Receivable). Such revenue adjustments result from (1) differences in contract prices due to complex contract terms, a biller's lack of familiarity with a contract, payor, or system price, (2) subsequent changes to estimated revenue amounts for services not covered by a preexisting contract and (3) failure subsequent to service delivery to qualify a patient for reimbursement due to lack of written authorization or a missed filing or appeal deadline. The nine-month period in 1997 reflects a $20.0 million charge recorded in the second quarter to provide for estimated revenue adjustments.

Other conditions and factors had an adverse impact on net revenues in 1998, but are difficult to quantify. First, the process discussed above to identify a strategic alternative to enhance shareholder value created uncertainties that affected the Company's ability to retain current business and secure new business. Next, formidable competition at both the local and national levels affected revenues and margins, especially in the infusion line. Finally, a shortage in trained sales personnel also contributed to the decrease in revenues.

Gross Profit: Gross margins for the third quarter and the nine months ended September 30, 1998 were 55.8% and 62.9%, respectively, compared to 65.6% and 63.0% for the same periods in the prior year. The gross margins for the 1998 periods reflect the Medicare reimbursement rate reduction and the revenue adjustment charge discussed above. Also reflected in the gross margins for the third quarter and nine months periods of 1998 were $14.8 million in additional charges consisting of $5.4 million estimated to settle certain procurement contracts, $3.5 million to provide for an additional estimate of losses in the Company's oxygen cylinders and $2.8 million to provide for additional losses and obsolescence in inventory and patient service equipment as a result of the Company upgrading its equipment quality standards. In addition, the Company recorded a $3.5 million charge in order to write-down operational assets in connection with its exiting of certain portions of its infusion therapy business. The gross margins for the 1997 periods reflect the $20.0 million revenue adjustment charge and a $23.0 million charge to provide for losses in inventory and patient service equipment.

Selling, Distribution and Administrative: Selling, distribution and administrative expenses as a percentage of net revenues were 74.8% and 62.8% for the third quarter and first nine months of 1998, respectively, compared with 49.9% and 49.1% for the same periods in 1997. Reflected in the third quarter and nine-month periods of 1998 are the following reorganization charges: $3.8 million loss on the infusion sale, $1.8 million to record certain costs associated with the exited businesses (see Dispositions and Business Combinations), $3.9 million in severance, stay bonuses and other employee costs and $2.0 million in lease liability on vacant facilities due to consolidation activities. Other charges recorded in the third quarter of 1998 include additional amounts for legal fees and settlements.

In response to the reduction in revenues, management has taken steps to reduce costs, the most significant of which is a reduction in the Company's labor force. From September 30, 1997 to September 30, 1998, full-time equivalent employees have been reduced by approximately 1,200. The labor force reduction commenced in the fourth quarter of 1997 and continues through 1998. The labor reductions made in the third quarter of 1998 resulted from the reorganization of the Company's field operations into 16 geographic regions (previously 23) and through the elimination of positions at the Company's corporate headquarters.

Impairment of Intangible Assets: The deterioration in the infusion therapy industry and the Company's decision to withdraw from the infusion business in certain geographic markets served as potential indicators of intangible asset impairment. Other potential indicators of impairment identified by management include, among other issues, the Company's depressed common stock value, failure to meet its already lowered financial expectations, the threat of continued Medicare reimbursement reductions, government investigations against the Company (see Recent Developments), slower than expected progress in improving its revenue management process, and reported financial difficulties within major managed care organizations with which the Company does business which has resulted in collection difficulties.

In the third quarter of 1998, management conducted an evaluation of the carrying value of the Company's recorded intangible assets. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $71.4 million of which $32.1 million related to infusion therapy and $39.3 million related to respiratory/ home medical equipment.

The impairment charge recognized for the infusion business line resulted primarily from the deteriorating operating and industry trends and lower future earnings expectations. The impairment recognized for the RT/HME business line resulted primarily from the scheduled and potential Medicare reimbursement reductions and to the adverse impact that withdrawal from the infusion business in certain areas is expected to have on the RT/HME business. The Company had, until recently, marketed itself as an integrated, full-service provider. The Company's inability to provide infusion therapy in certain geographic areas may result in the loss of RT/HME contract business.

Also included in the impairment charge is the write-off of $4.8 million in intangible assets associated with the exited businesses (see Dispositions and Business Combinations).

Impairment of Long-lived Assets and Internally Developed Software: One of the actions taken as a result of management's new strategic direction is the termination of the project to implement an enterprise resource planning (ERP) system. Accordingly, the Company wrote off related software and other capitalized costs of $7.5 million in the third quarter of 1998. As part of the decision to terminate the ERP project, management evaluated its current systems to determine their long-term viability in the context of the Company's new overall strategic direction. It was determined that the Company was at some risk in continuing to run the infusion billing system on its current platform which is no longer supported by the computer industry. To mitigate the risk, the Company is currently converting the infusion system to the IBM AS/400 operating platform on which the respiratory/home medical equipment system currently operates. Also, the Company is now proceeding with a number of enhancements to the systems rendering certain previously developed modules obsolete. Further, pharmacy and branch consolidations and closures rendered a variety of computer equipment obsolete. Due to its age and technological obsolescence, it was deemed to have no future value. As a result of these actions, the Company recorded an impairment charge of $11.8 million.

The Company also recognized additional asset impairments of $1.4 million in conjunction with the exited businesses (see Dispositions and Business Combinations) and $1.4 million related to other facility closures and consolidations.

Provision for Doubtful Accounts: The provision for doubtful accounts as a percentage of net revenues was 16.8% and 8.9% for the quarter and nine-month periods ended September 30, 1998 as compared to 5.0% and 11.1% for the same periods in the prior year. The 1998 periods reflect a charge of $12.1 million to increase the allowance for doubtful accounts due to the change in management's collection policy as described below (see Accounts Receivable). Also recorded in the third quarter of 1998 are charges totaling $9.1 million to increase the allowance for doubtful accounts on accounts receivable associated with the infusion sale and the exited businesses (see Dispositions and Business Combinations). The provision in the nine-month period in 1997 reflects a $55.0 million charge taken in the second quarter of 1997 to increase the allowance for doubtful accounts.

Amortization of Intangible Assets: Amortization of intangible assets was $3.5 million and $10.5 million for the third quarter and first nine months of 1998, respectively, compared to $4.3 million and $12.6 million for the same periods last year. The decreases are due to the $133.5 million write-off of impaired goodwill in the fourth quarter of 1997. The resulting reduction in amortization expense was offset somewhat by a reduction in the amortization period for a certain class of the Company's goodwill from 40 years to 20 years.

Interest Expense: Interest expense was $12.8 million and $35.9 million for the three- and nine-month periods ended September 30, 1998, respectively, compared to $12.3 million and $37.8 million for the same periods in 1997. Reflected in the 1998 periods are lower long-term debt levels, offset by higher effective interest rates, as compared to the 1997 periods.

Income Taxes: Income tax expense for the nine months ended September 30, 1998 was $2.5 million versus $9.9 million for the same period last year. The decrease is attributable to valuation allowances that were recorded in prior years. The recorded tax expense in 1998 includes state taxes payable on a basis other than or in addition to taxable income.

As of December 31, 1997, the Company has substantial federal and state net operating losses ("NOLs") which can be carried forward to offset taxable income recognized by the Company in the future. Additionally, based on the first three quarters of 1998, the Company estimates there being an additional federal carryforward of approximately $130 million, which will expire in 2018. The Company's ability to utilize those NOLs, however, is subject to Section 382 of the Internal Revenue Code which provides that upon the occurrence of an ownership change the benefits of NOLs can be reduced or eliminated. Based on information as of early October about the Company's stockholdings, the Company was approximately halfway toward an ownership change. Additional purchases of stock in the Company by existing 5% shareholders or acquisitions of stock by new 5% shareholders could bring the Company closer to or, if large enough, could cause an additional ownership change and thus trigger an additional Section 382 limitation on NOLs.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow: Cash provided by the Company's operations for the nine months ended September 30, 1998 was $100.1 million versus $65.8 million for the same period last year. This increase was achieved despite the significant decrease in net income, after adding back the non-cash charges, between the two periods. A significant reason for the improvement in operating cash flow was the decrease in accounts receivable during the first nine months of 1998 as compared to a significant increase in the same period in 1997 (see Accounts Receivable). Also contributing to the increase in operating cash flow was a 48% reduction in net purchases of patient service equipment. Additionally, less cash was used in 1998 due to the timing of payments against accounts payable and payroll and other accrued liabilities. Cash flow was enhanced in 1997 with a $12.0 million federal tax refund received in the first quarter.

Accounts Receivable: Accounts receivable before allowance for doubtful accounts decreased by $111.8 million during the first nine months of 1998. The decrease is attributable to the decline in net revenues, a high-level of bad debt write-offs and revenue adjustments and strong cash collections.

In August 1998, management reviewed the historic performance and collectibility of the Company's accounts receivable portfolio. Management also reviewed its existing policies and procedures for estimating the collectibility of its accounts receivable. In this review, management considered the continued high-level of bad debt write-offs and revenue adjustments. Also considered were initiatives introduced earlier in the year: a special quality assurance function designed to improve workflow and billing accuracy, and software enhancements to simplify the order-intake process and thereby reduce billing errors. Based upon this review, management has decided to change their policy on collection and is formally shifting the focus of the collection function to the more current balances. Management believes this concentration on more current balances will limit the amount of receivables that age. Consequently, the accounts that do age will undoubtedly be receivables where collection will be difficult.

With this change in collection policy, management has developed a new estimate of the allowance for doubtful accounts and revenue adjustments. Specifically, management refined and changed their procedures used to estimate the collectibility of its accounts receivable by increasing the allowance related to balances over 180 days. As a result of this change in policy, the Company recorded an adjustment to reduce revenue and accounts receivable by $14.6 million and increase bad debt expense and the allowance for doubtful accounts by $12.1 million. Also recorded was a provision for specific uncollectible accounts totaling $1.5 million and an increase to the allowance for doubtful accounts related to the infusion sale and the exited businesses totaling $9.1 million (see Provision for Doubtful Accounts and Dispositions and Business Combinations).

Dispositions and Business Combinations: As part of the new strategic direction, management performed an extensive profitability study to identify product lines and/or geographic markets as potential candidates for exit. Most significant of the decisions arising from the study is the decision to withdraw from the infusion business in California, Texas, Louisiana, West Virginia and Western Pennsylvania. Shortly after the Company announced its plans to exit the infusion line in these geographic markets, a buyer emerged for the California locations. Crescent Healthcare, Inc. purchased substantially all the assets (accounts receivable excluded) and business of the California infusion locations. The Company recorded a $3.8 million loss on the sale in the third quarter of 1998. In the other locations where the Company has decided to exit the infusion business, management is currently working with its business partners to modify contracts and transfer patients to other providers and expects the transition to be substantially complete by the end of 1998. The operations of these infusion locations had revenues and gross profits of $35.2 million and $12.4 million, respectively, for the nine months ended September 30, 1998, compared to $50.8 million and $23.0 million for the same period in 1997. Another significant action taken in conjunction with the reorganization was the decision to withdraw from the downstate New York market in all product lines. Revenues and gross profit in this market totaled approximately $12.6 million and $7.9 million for the nine months ended September 30, 1998, respectively, compared to $17.2 million and $9.6 million for the same period last year.

The Company periodically makes acquisitions of complementary businesses in specific geographic markets. The cost of acquisitions that closed during the nine-month period ended September 30, 1998 totaled approximately $2.1 million.

Long-term Debt: The Company's credit agreement with a syndicate of banks was amended twice in 1997 and further amended in January, March, April and November of 1998. The latest amendment required a $50 million permanent repayment of the loan upon execution. The remaining indebtedness under the credit agreement was restructured into a $288 million term loan and a $30 million revolving credit facility with a maturity date of August 9, 2001. Term loan principal payments are payable quarterly, in varying amounts, commencing on March 31, 1999 and continuing through June 30, 2001. Also, the amended agreement requires that the Company issue not less than $50 million of convertible subordinated debentures by February 28, 1999 (see Recent Developments), the net proceeds of which must be applied to the term loan. Further, between the effective date of the latest amendment and the earlier of February 28, 1999 or the issuance date of the convertible subordinated debentures, the Company is subject to prepayments on the term loan based on excess cash flow (as defined by the agreement).

The credit agreement, as amended, allows the Company to make acquisitions under an acquisition "basket" provision of up to $62 million, subject to certain restrictions, that may be increased given certain levels of financial performance by the Company. In 1999, the acquisition limit is subject to dollar for dollar reduction by the amount of any unusual cash expenses (as defined by the agreement) incurred and paid in 1999.

The credit agreement, as amended, permits the Company to elect one of two variable rate interest options at the time an advance is made. The first option is a rate expressed as 2.5% plus the higher of the Federal Funds Rate plus 0.50% per annum or the Bank of America "reference" rate. The second option is a rate based on the London Interbank Offered Rate ("LIBOR") plus an additional increment of 3.5% per annum. The agreement requires payment of commitment fees of 0.75% on the unused portion of the revolving credit facility.

Borrowings under the credit agreement are secured by substantially all the assets of the Company and the agreement also contains numerous restrictions, including, but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and restrictions on cash dividends, loans and other distributions.

As of September 30, 1998, as required in its amended credit agreement, the Company was in compliance with the credit agreement covenants.

At September 30, 1998, borrowings under the credit agreement totaled $338 million.

Under the Indenture governing the Company's $200.0 million 9 1/2% Senior Subordinated Notes due 2002, the Company's ability to incur indebtedness becomes restricted at times when the Company's "Fixed Charge Coverage Ratio" (as defined in the Indenture) is less than 3.0 to 1.0. Charges taken in the second and fourth quarters of 1997 and in the third quarter of 1998 resulted in the Fixed Charge Coverage Ratio being less than 3.0 to 1.0. This condition is expected to continue at least through the third quarter of 1999. The Company has changed its cash management procedures to avoid the need to incur indebtedness that would otherwise require a modification of the terms of the Indenture and has accumulated a cash balance of $95.7 million ($50 million of which must be used to make the required loan prepayment described above) as of September 30, 1998. The Company believes that cash provided by operations will be sufficient to finance its current operations for at least the next 12 months or until the borrowing restriction is eliminated.

Other Balance Sheet Changes: The decrease in accrued payroll and related taxes and benefits at September 30, 1998, compared to December 31, 1997 is due to the difference in the number of days' costs accrued at each period-end. At December 31, 1997, other assets was primarily comprised of payments for businesses acquired late in the year. The payments were then allocated to the various underlying acquired assets in early 1998.

Year 2000 Issue: As the year 2000 approaches, an issue ("Year 2000 Issue") impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application programs in the marketplace were designed to accommodate a two digit date position which represents the year (e.g., "95" is stored on the system and represents the year 1995). Consequently, the year 1999 could be the maximum date value that systems would be able to accurately process.

Beginning in late 1997, the Company conducted a comprehensive review of its existing computer systems, including an assessment of the nature and potential extent of the impact of the Year 2000 Issue. As a result, the Company has begun the modification process of its software in order for its computer systems to function properly in the year 2000 and thereafter. The Company is utilizing internal resources to reprogram and test the software for the year 2000 modifications. The project is currently on schedule and the Company anticipates all phases of the project, including the testing and implementation phases, to be completed by December 31, 1998. Further, the Company's systems underwent two external assessments of the Year 2000 Issue and received a "low" risk rating. The total cost of the project is not expected to have a material effect on the Company's results of operations; all costs are being expensed as incurred.

Additionally, a formal process has been instituted to assess other potential risks the Company may face in light of the Year 2000 Issue. Examples of such issues include, but are not limited to, electronic interfaces with external agents such as payors (including Medicare and Medicaid), banks and suppliers. As a contingency, in the event of failure on the part of an external agent, the exchange of data and payments can continue via paper documents and other more-traditional methods. Potential internal operational issues include date-sensitive security systems and elevators. Another area of potential risk is with certain patient service equipment items that have microprocessors with date functionality that could malfunction in the year 2000. Among other steps, the Company has initiated formal communications with all its significant suppliers of patient service equipment to ensure those third parties are also working to remediate their own year 2000 issues, if applicable. If the Company is unable to resolve all its Year 2000 issues with external agents, it may have a material adverse effect on the Company's business, results of operations or financial condition.

Expectations about future year 2000-related costs are subject to various uncertainties that could cause the actual results to differ materially from the Company's expectations, including the success of the Company in identifying systems and programs that are not year 2000-ready, the nature and amount of programming required to upgrade or replace each of the affected programs, the availability, rate and magnitude of related labor and consulting costs and the success of the Company's business partners, vendors and clients in addressing the Year 2000 Issue.

Recent Developments: In October 1998, the Company announced that it expects to make a distribution of rights entitling stockholders to subscribe, on a prorata basis, for an aggregate of approximately $50 million principal amount of the Company's convertible subordinated debentures. The Company has entered into a standby purchase agreement with one of its institutional stockholders on behalf of certain of its affiliates pursuant to which the stockholder has agreed, subject to certain conditions, to purchase any of the debentures not purchased by others in the offering. A registration statement for the rights offering is expected to be filed with the Securities and Exchange Commission in the near future; the record date is set for December 1, 1998.

On July 8, 1998, the Company issued a press release reporting that it had received six subpoenas from the U. S. Attorney's office in Sacramento, California, requesting documents related to the Company's billing practices. The documents requested include those located at the Company's corporate headquarters and offices in San Diego and Sacramento, California, and Canonsburg, Pennsylvania. On July 29, 1998, the Company received another subpoena requesting additional billing-related documents from its Sacramento office. The Company is in the process of complying with the subpoenas.

The Company has experienced problems as the result of errors and deficiencies in supporting documentation affecting a portion of its billings, including billings under the Medicare and Medicaid programs. If the U.S. Attorney were to conclude that such errors and deficiencies constituted criminal violations, or were to make claims for the maximum amount potentially recoverable as a result, the Company could face criminal charges and/or civil claims for amounts that would be highly material to its business and financial condition. Such amounts could include claims for treble damages. It is the Company's position that the assertion of criminal charges or the assertion of any such claims would be unwarranted. If such charges or claims were asserted, the Company believes that it would be in a position to assert numerous defenses. However, no assurance can be provided as to the outcome of any such possible proceedings.

Presently, the Company is unaware of what claims or proceedings, if any, the government may be contemplating with respect to these subpoenas.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

                          PART II.  OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The Company and certain of its present and former officers and/or directors are defendants in a class action lawsuit, In Re Apria Healthcare Group Securities Litigation, filed in the U.S. District Court for the Central District of California, Southern Division
(Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. Pursuant to a Court Order dated May 27, 1998, the plaintiffs in the original three class actions filed a Consolidated Amended Class Action Complaint on August 6, 1998. The Amended Complaint purports to establish a class of plaintiff shareholders who purchased the Company's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The Amended Complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding the Company and its financial condition in violation of federal securities laws. The Amended Complaint seeks compensatory and punitive damages as well as other relief.

Two similar class actions were filed during July, 1998 in the Superior Court for the State of California for the County of Orange: Schall v. Apria Healthcare Group Inc., et al. (Case No. 797060) and Thompson v. Apria Healthcare Group Inc., et al. (Case No. 797580). These two actions were consolidated by a Court Order dated October 22, 1998. Pursuant to that Order, a consolidated and amended complaint must be filed by December 7, 1998. The Company anticipates that allegations similar to those asserted in the Amended Complaint in the federal action will be asserted in the consolidated state action, although the claims will be founded on state law, as opposed to federal law.

The Company believes that it has meritorious defenses to the plaintiffs' claims in all of these class actions, and it intends to vigorously defend itself in both the federal and state cases. In the opinion of the Company's management, the ultimate disposition of these class actions will not have a material adverse effect on the Company's financial condition or results of operations.

On July 8, 1998, the Company issued a press release reporting that it had received six subpoenas from the U. S. Attorney's office in Sacramento, California, requesting documents related to the Company's billing practices. The documents requested include those located at the Company's corporate headquarters and offices in San Diego and Sacramento, California, and Canonsburg, Pennsylvania. On July 29, 1998, the Company received another subpoena requesting additional billing-related documents from its Sacramento office. The Company is in the process of complying with the subpoenas.

The Company has experienced problems as the result of errors and deficiencies in supporting documentation affecting a portion of its billings, including billings under the Medicare and Medicaid programs. If the U.S. Attorney were to conclude that such errors and deficiencies constituted criminal violations, or were to make claims for the maximum amount potentially recoverable as a result, the Company could face criminal charges and/or civil claims for amounts that would be highly material to its business and financial condition. Such amounts could include claims for treble damages. It is the Company's position that the assertion of criminal charges or the assertion of any such claims would be unwarranted. If such charges or claims were asserted, the Company believes that it would be in a position to assert numerous defenses. However, no assurance can be provided as to the outcome of any such possible proceedings.

Presently, the Company is unaware of what claims or proceedings, if any, the government may be contemplating with respect to these subpoenas.

ITEMS 2-3. Not applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     (a) Annual Meeting of Stockholders of the Company on July 28, 1998.

     (b) Directors re-elected at the Annual Meeting for a term expiring in 2001:
                     Philip R. Lochner, Jr.
                     Beverly Benedict Thomas

     Members of the Board whose terms expire in 1999:
                     David L. Goldsmith
                     Leonard Green
                     Richard H. Koppes

     Members of the Board whose terms expire in 2000:
                     Philip L. Carter
                     H.J. Mark Tompkins
                     Ralph V. Whitworth

     (c) Matters Voted Upon at Annual Meeting:

        Election of Directors -- The Company's Board currently consists of nine directors and is divided into three classes with staggered three year terms. Stockholder voting results for the two directors re-elected were as follows:

                                                            FOR        WITHHELD
                                                         ----------    ---------
          Philip R. Lochner, Jr........................  43,402,444    1,031,250
          Beverly Benedict Thomas......................  43,402,743    1,030,951

ITEM 5. OTHER INFORMATION

David H. Batchelder was elected to the Board of Directors at the July 28, 1998 Board meeting immediately following the Annual Meeting. His term will expire in 2001.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) EXHIBITS:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.1     Standby Purchase Agreement dated as of November 3, 1998
          between Apria Healthcare Group Inc. and Relational
          Investors, LLC, on behalf of the entities named therein.
 10.2     Registration Rights Agreement dated as of November 3, 1998 between Apria Healthcare Group Inc. and Relational
          Investors, LLC, on behalf of the entities named therein.
 10.3     Amended and Restated Credit Agreement dated as of November
          13, 1998 between Apria Healthcare Group Inc. and certain of its subsidiaries and Bank of America National Trust and
          Savings Association, NationsBank, N.A., and other financial institutions.
 16.1     Letter dated July 8, 1998 from Ernst & Young, LLP addressed to the Securities and Exchange Commission. Incorporated by
          reference to the Company's Current Report on Form 8-K, filed on July 6, 1998.
 27.1     Financial Data Schedule.

(b) REPORTS ON FORM 8-K:

     1. The Company filed a Current Report on Form 8-K, dated July 6, 1998, with the Securities and Exchange Commission reporting that the Company had elected to change the independent auditors for the Company's fiscal year ending December 31, 1998. The Company reported the following specific information:

        (i) Effective July 6, 1998, the Company dismissed Ernst & Young, LLP as its independent auditors for the fiscal year ending December 31, 1998.

        (ii) The reports of Ernst & Young, LLP on the financial statements for each of the past two years contained no adverse opinion or disclaimer of opinion, and no such report was qualified or modified as to uncertainty, audit scope or accounting principles.

        (iii) The decision to change independent auditors was not recommended or approved by the Audit Committee of the Company's Board of Directors.

        (iv) There were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, between the Company and its independent auditors during the Company's two most recent fiscal years or during the year-to-date period ended July 6, 1998.

     2. The Company filed a Current Report on Form 8-K, dated July 15, 1998, with the Securities and Exchange Commission reporting that the Company had engaged Deloitte & Touche LLP as the principal accountants to audit the Company's financial statements for the fiscal year ending December 31, 1998.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          APRIA HEALTHCARE GROUP INC.
                                                      Registrant

November 16, 1998                         /s/ JAMES E. BAKER
                                          --------------------------------------
                                          James E. Baker
                                          Vice President, Controller
                                          (Chief Accounting Officer)

                                  $51,779,000

                          APRIA HEALTHCARE GROUP INC.

                          10% CONVERTIBLE SUBORDINATED
                                   DEBENTURES
                                    DUE 2004

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                   The Company has not authorized any dealer,
                    salesperson or other person to give any
               information or represent anything not contained in
                this prospectus. Prospective investors must not
                   rely on any unauthorized information. This
                  prospectus does not offer to sell or buy any
                   shares in any jurisdiction in which it was
                unlawful. The information in this prospectus is
                        current as of November 25, 1998.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee.......................................  $   14,395
Blue Sky fees and expenses.................................           0
Printing and engraving expenses............................      55,000
Legal and accounting fees and expenses.....................     510,000
Financial advisory fees....................................     200,000
Subscription Agent fees and expenses.......................      10,000
Trustee fees and expenses..................................      10,000
Standby commitment fee.....................................   1,000,000
Miscellaneous expenses related to standby commitment.......     105,000
Special Finance Committee fees and expenses................     250,000
NYSE listing fees..........................................      40,000
Miscellaneous..............................................      25,000
                                                             ----------
          Total............................................  $2,219,395
                                                             ==========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

As provided under applicable provisions of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation and By-Laws contain provisions whereunder the Company will indemnify each of the officers and directors of the Company (or their estates, if applicable), and may indemnify any employee or agent of the Company (or their estates, if applicable), to the fullest extent permitted by the DGCL as it exists or may in the future be amended. The Company maintains insurance on behalf of any person who is or was a director or officer of the Company.

ITEM 16. EXHIBITS

See Exhibit Index attached hereto and incorporated herein by reference

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities shall be deemed to be the initial bone fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on November 25, 1998.

                                          APRIA HEALTHCARE GROUP INC.

                                          By: /s/ PHILIP L. CARTER

                                             -----------------------------------
                                              Philip L. Carter
                                              Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual and corporation whose signature appears below constitutes and appoints Philip L. Carter, Ralph L. Whitworth and Robert S. Holcombe, and each of them singly, as his, her or its true and lawful attorneys-in-facts and agents with full power of substitution, for him, her or it and in his, her or its name, place and stead, in the capacities indicated below, to sign any and all amendments (including any and all pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them singly, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them singly, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                    DATE
                  ---------                               -----                    ----

/s/ PHILIP S. CARTER                           Chief Executive Officer and   November 25, 1998
---------------------------------------------      Director (Principal
Philip L. Carter                                 Executive and Financial
                                                         Officer)

/s/ JAMES E. BAKER                              Vice President, Controller   November 25, 1998
---------------------------------------------     (Principal Accounting
James E. Baker                                           Officer)

/s/ RALPH L. WHITWORTH                          Director, Chairman of the    November 25, 1998
---------------------------------------------             Board
Ralph L. Whitworth

/s/ DAVID H. BATCHELDER                                  Director            November 25, 1998
---------------------------------------------
David H. Batchelder

/s/ DAVID L. GOLDSMITH                                   Director            November 25, 1998
---------------------------------------------
David L. Goldsmith

                  SIGNATURE                               TITLE                    DATE
                  ---------                               -----                    ----
/s/ LEONARD GREEN                                        Director            November 25, 1998
---------------------------------------------
Leonard Green

/s/ RICHARD H. KOPPES                                    Director            November 25, 1998
---------------------------------------------
Richard H. Koppes

/s/ PHILIP R. LOCHNER, JR.                               Director            November 25, 1998
---------------------------------------------
Philip R. Lochner, Jr.

/s/ BEVERLY BENEDICT THOMAS                              Director            November 25, 1998
---------------------------------------------
Beverly Benedict Thomas

/s/ H.J. MARK TOMPKINS                                   Director            November 25, 1998
---------------------------------------------
H.J. Mark Tompkins

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE/
NUMBER                             DESCRIPTION                          REFERENCE
-------                            -----------                          ---------
 2.1       Agreement and Plan of Merger dated March 1, 1995 between        (e)
           Abbey and Homedco.
 2.2       Agreement and Plan of Merger dated March 1, 1995, as            (h)
           amended on May 18, 1995, by and between Abbey and Homedco.
 2.3       Agreement for the Sale and Purchase of the Whole of the         (i)
           Issued Share Capital of The Omnicare Group Limited and
           Assumption of Certain Liabilities, dated June 20, 1995,
           between Abbey Health Services Limited and Stanton
           Industries Limited.
 3.1       Restated Certificate of Incorporation of Registrant.            (f)
 3.2       Certificate of Ownership and Merger merging Apria               (i)
           Healthcare Group Inc. into Abbey and amending Abbey's
           Restated Certificate of Incorporation to change Abbey's
           name to "Apria Healthcare Group Inc."
 3.3       Amended and Restated Bylaws of Registrant, as amended on        (n)
           January 27, 1997.
 3.4       Amended and Restated Bylaws of Registrant, as amended on        (t)
           January 27, 1998.
 3.5       Bylaws of the Registrant, as amended and restated through       (w)
           May 5, 1998.
 4.1       Form of 9 1/2% Senior Subordinated Note due 2002.               (b)
 4.2       Indenture dated November 1, 1993, by and among Abbey,           (d)
           certain Subsidiary Guarantors defined therein and U.S.
           Trust Company of California, N.A.
 4.3       Shareholder Rights Agreement dated February 8, 1995,            (e)
           between Abbey and U.S. Stock Transfer Corporation, as
           Rights Agent.
 4.4       Specimen Stock Certificate of the Registrant.                   (t)
 4.5       Certificate of Designation of the Registrant.                   (f)
 4.6       Amendment No. I to the Rights Agreement dated as of June        (p)
           30, 1997, by and among Apria Healthcare Group Inc., Norwest
           Bank Minnesota, NA. and U.S. Stock Transfer Corporation.
 4.7       Form of 10% Convertible Subordinated Debentures due 2004
           (included in the Indenture filed as Exhibit 4.8)
 4.8       Indenture dated             , 1998, by and among Apria
           Healthcare Group Inc., certain Subsidiary Guarantors
           defined therein and           .
 4.9       Form of Subscription Warrant.
 5.1       Opinion of Gibson, Dunn & Crutcher LLP (to be filed
           supplementally).
 8.1       Opinion of Gibson, Dunn & Crutcher LLP re: tax matters (to be filed supplementally).
10.1       Abbey 1991 Stock Option Plan.                                   (a)
10.2       Abbey Schedule of Registration Procedures and Related           (c)
           Matters.

EXHIBIT                                                                   PAGE/
NUMBER                             DESCRIPTION                          REFERENCE
-------                            -----------                          ---------
10.3       Homedco 401(k) Savings Plan, restated effective October 1,      (k)
           1993, amended December 28, 1994.
10.4       Apria/Homedco Stock Incentive Plan, dated June 28, 1995.        (g)
10.5       Abbey Amended and Restated 1992 Stock Incentive Plan.           (k)
10.6       Amendment Number Two to the Homedco 401(k) Savings Plan,        (l)
           dated June 28, 1995.
10.7       Building lease, dated July 21, 1995, between C.J.               (l)
           Segerstrom & Sons, a California general partnership, and
           Apria Healthcare, Inc. for 10 locations within Harbor
           Gateway Business Center, Costa Mesa, California.
10.8       Assignment, Assumption and Consent Re: Lease (dated             (j)
           December 1, 1988, between C.J. Segerstrom & Sons, a
           California general partnership, and Abbey Medical, Inc. for premises located within Harbor Gateway Business Center,
           Costa Mesa, California), executed by Abbey Medical, Inc.
           and Apria Healthcare, Inc. as of July 21, 1995 and executed by C.J. Segerstrom & Sons, a California general
           partnership, as of July 24, 1995.
10.9       First Amendment to Complete Restatement of Lease Amendments     (n)
           and Amendment to Building Lease, dated as of July 24, 1996, between C.J. Segerstrom & Sons, a California general
           partnership, and Apria Healthcare, Inc., amending the
           Building Lease, dated July 21, 1995, between the parties.
10.10      Assignment and Assumption of Lease (Building Lease, dated       (n)
           July 21, 1995, between C.J. Segerstrom & Sons, a California general partnership, and Apria Healthcare, Inc.), dated as of January 1, 1996, between Apria Healthcare, Inc. and
           Apria Healthcare Group Inc.
10.11      Amendment Number Three to the Homedco 401(k) Savings Plan,      (l)
           dated January 1, 1996
10.12      Executive Severance Agreement dated June 28, 1997, between      (o)
           Apria Healthcare Group Inc. and Lisa M. Getson.
10.13      Executive Severance Agreement dated June 28, 1997, between      (o)
           Apria Healthcare Group Inc. and Robert S. Holcombe.
10.14      Executive Severance Agreement dated June 28, 1997, between      (o)
           Apria Healthcare Group Inc. and Dennis E. Walsh.
10.15      Resignation and General Release Agreement dated September       (q)
           26, 1997, between Apria Healthcare Group Inc. and Steven T.
           Plochocki.
10.16      Resignation and General Release Agreement dated November 7,     (t)
           1997, between Apria Healthcare Group Inc. and Gary L.
           Mangiofico.
10.17      Apria Healthcare Group Inc. 1997 Stock Incentive Plan,          (r)
           dated December 16, 1997.
10.18      Resignation and General Release Agreement dated January 19,     (t)
           1998, between Apria Healthcare Group Inc. and Jeremy M.
           Jones.

EXHIBIT                                                                   PAGE/
NUMBER                             DESCRIPTION                          REFERENCE
-------                            -----------                          ---------
10.19      Executive Employment Agreement dated January 26, 1998,          (t)
           between Apria Healthcare Group Inc. and Lawrence M. Higby.
10.20      Third Amendment to Credit Agreement and Waiver, dated           (t)
           January 30, 1998, among Apria Healthcare Group Inc. and
           certain of its subsidiaries, Bank of America National Trust and Savings Association, Nationsbank of Texas, NA, and
           other financial institutions party to the Credit Agreement.
10.21      Resignation and General Release Agreement dated February 4,     (t)
           1998, between Apria Healthcare Group Inc. and Jerome J.
           Lyden.
10.22      Security Agreement, dated March 13, 1998, between Apria         (t)
           Healthcare Group Inc., Apria Healthcare, Inc., ApriaCare
           Management Systems, Inc., Apria Number Two, Inc., Apria
           Healthcare of New York State, Inc. and Bank of America
           National Trust and Savings Association.
10.23      First Amendment to Security Agreement dated April 15, 1998      (u)
           among Apria Healthcare Group Inc. and certain of its
           subsidiaries, Bank of America National Trust and Savings
           Association, NationsBank of Texas, N.A. and certain other
           financial institutions party to the Credit Agreement.
10.24      Employment Agreement dated May 5, 1998 between Apria            (w)
           Healthcare Group Inc. and Philip L. Carter.
10.25      Resignation and General Release Agreement dated May 15,         (w)
           1998, between Lawrence H. Smallen and Apria Healthcare
           Group Inc.
10.26      Executive Severance Agreement dated May 22, 1998, between       (w)
           the Apria Healthcare Group Inc. and Frank Bianchi.
10.27      Resignation and General Release Agreement dated June 20,        (w)
           1998, between Susan K. Skara and Apria Healthcare Group
           Inc.
10.28      Executive Severance Agreement dated June 20, 1998, between      (w)
           the Apria Healthcare Group Inc. and Michael R. Dobbs.
10.29      Resignation and General Release Agreement dated June 30,        (w)
           1998 (effective date July 17, 1998), between Merl A.
           Wallace and Apria Healthcare Group Inc.
10.30      Resignation and General Release Agreement dated July 1,         (w)
           1998 (effective date August 7, 1998), between Thomas R.
           Robbins and Apria Healthcare Group Inc.
10.31      Amended and Restated Credit Agreement, dated as of November     (x)
           13, 1998 among Apria Healthcare Group Inc. and certain of
           its subsidiaries, Bank of America National Trust and
           Savings Association, NationsBank N.A. and other financial
           institutions party to the Credit Agreement.
10.32      Standby Purchase Agreement dated as of November 3, 1998         (x)
           between Apria Healthcare Group Inc. and Relational
           Investors, LLC, on behalf of the entities named therein.
10.33      Registration Rights Agreement dated as of November 3, 1998      (x)
           between Apria Healthcare Group Inc. and Relational
           Investors, LLC, on behalf of the entities named therein.

EXHIBIT                                                                   PAGE/
NUMBER                             DESCRIPTION                          REFERENCE
-------                            -----------                          ---------
12.1       Statement re: Computation of Ratios of Earnings to Fixed
           Charges.
16.1       Letter dated July 8, 1998 from Ernst and Young LLP              (v)
           addressed to the Securities and Exchange Commission.
21.1       List of Subsidiaries.                                           (t)
23.1       Consent of Ernst & Young LLP.
23.2       Consent of Gibson, Dunn & Crutcher LLP (to be included in
           their opinion filed as Exhibit 5.1).
24.1       Power of Attorney (included on page II-3).
25.1       Statement of eligibility of trustee (to be filed
           supplementally).
99.1       Form of Instructions to Stockholders as to use of
           Subscription Warrants.
99.2       Form of Notice of Guaranteed Delivery for Subscription
           Warrants.
99.3       Form of Letter to Common Stockholders who are record
           holders.
99.4       Form of Letter to Common Stockholders who are beneficial
           holders.
99.5       Form of Notice of Record Date.
99.6       Form of Letter to banks and brokers.

                       REFERENCES -- DOCUMENTS FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION

(a) Incorporated by reference to Abbey's Registration Statement on Form S-1 (Registration No. 33-44690), as filed on
        December 23, 1991.
(b) Incorporated by reference to Abbey's Registration Statement on Form S-1 (Registration No. 33-69078), as filed on
        September 17, 1993.
(c) Incorporated by reference to Abbey's Registration Statement on Form S-4 (Registration No. 33-69094). as filed on
        September 17, 1993.
(d)     Incorporated by reference to Abbey's Annual Report on Form
        10-K for the year ended January 1, 1994.
(e)     Incorporated by reference to Abbey's Current Report on Form
        8-K, as filed on March 20, 1995.
(f) Incorporated by reference to Abbey's Registration Statement on Form S-4 (Registration No. 33-90658), and its appendices, as filed on March 27, 1995.
(g)     Incorporated by reference to the Registrant's Registration
        Statement on Form S-8 (Registration No. 33-94026), as filed on June 28, 1995.
(h) Incorporated by reference to Abbey's final joint proxy statement/prospectus as filed pursuant to Rule 424(b) on May
        26, 1995.
(i)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated June 30, 1995, as filed on August
        14, 1995.
(j)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated September 30, 1995, as filed on
        November 14, l995.

(k)     Incorporated by reference to the Registrant's Registration
        Statement on Form S-8 (Registration No. 33-80581), as filed on December 19, 1995.
(l) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.
(m)     Incorporated by reference to the Registrant's Registration
        Statement on Amendment No. 1 to Form S-4 (Registration No.
        333-09407), as filed on August 27, 1996.
(n) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(o)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated June 30, 1997, as filed on August
        14, 1997.
(p)     Incorporated by reference to the Registrant's Registration
        Statement on Form 8-A/A as filed on July 10, 1997.
(q)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated September 30, 1997, as filed on
        November 14, 1997.
(r)     Incorporated by reference to Registrant's Registration
        Statement on Form S-8 (Registration No. 333-42775), as filed on December 19, 1997.
(s)     Incorporated by reference to Registrant's Current Report on
        Form 8-K, as filed on February 6, 1998.
(t) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(u)     Incorporated by reference to the Registrant's Amendment No.
        1 to the Annual Report on Form 10-K/A for the year ended
        December 31, 1997.
(v)     Incorporated by reference to Registrant's Current Report on
        Form 8-K, as filed on July 10, 1998.
(w)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated June 30, 1998, as filed on August
        14, 1998.
(x)     Incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q dated September 30, 1998, as filed on
        November 16, 1998.